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Follow-Up Materials

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REGISTRANT'S NAME Apollo Hospitals

*CURRENT ADDRESS

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SEP 09 2005

THOMSON FINANCIAL

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**NEW ADDRESS

FILE NO. 82- 34893 FISCAL YEAR 3-31-05

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DAT : 9/7/05

82-34893

Apollo Hospitals GROUP

touching lives

TRUSTED THE WORLD OVER





3-31-05
AR/S



ANNUAL REPORT 2004-2005

"Our mission is to bring healthcare of international standards within the reach of every individual. We are committed to the achievement and maintenance of excellence in education, research and healthcare for the benefit of humanity"

Dr. Prathap C Reddy
Founder and Executive Chairman
Apollo Hospitals Group



Dr. Prathap C Reddy, Founder and Executive Chairman, Apollo Hospitals Group.

Every leader is different. But the one factor that is universally common to all leaders, is the trust they enjoy. The trust of their people. The rules of leadership are the same - speed of response, intelligent innovation and satisfied customers. Leadership today has moved beyond the domestic market. It is about operating and winning in a seamless global market. Where success is tough and sustenance tougher. Requiring farsightedness and innovative thinking to achieve the impossible. And earn the admiration and trust of all the stakeholders.

A sterling example is Apollo Hospitals. Raising the bar in every effort, that is the quintessence of leadership. It is also the bedrock of Apollo's operations worldwide. The Apollo promise is simple. Through a combination of medical expertise, continued investments in technology and a culture of continuous service improvement, Apollo has delivered optimal value across the healthcare space. Over 38 hospitals across Asia. More than 200 pharmacies. Health and Lifestyle Clinics. Telemedicine. Medical Business Process Outsourcing. Health Insurance. Information Technology. and Medical Education.

And the single driving force has been Apollo's passion to excel. In every effort. In the high levels of patient service it delivers. In its customer driven technology. In its people. In the health concepts it pioneered. In medical learning. In the expertise it delivered to numerous satisfied patients. And beyond business, in its role as a socially responsible citizen, reaching out to the needy sections of society in innumerable ways.

And bearing testimony to these efforts is the fact that today Apollo Hospitals is the fourth largest hospital group in the world. Trusted for its commitment to technology, quality, manpower and service. Worldwide. Distinguished by flexibility, ingenuity and enterprise. Characteristics typical of a super brand, incidentally a distinction conferred on Apollo by the International Super Brands Council.

Leadership is a capacity to define oneself in a way that clarifies and expands a vision of the future.

- Edwin H. Friedman

An Integrated Healthcare Powerhouse

Apollo operates across the entire healthcare space through a clear forward and backward integrated plan. Today it is the leader in most of the businesses it is present in.


Education
Health & Lifestyle Clinics
Third Party Insurance Administration
Pharmacy Retailing
Tertiary Healthcare Services
Strategy and Implementation Consulting
Hospital Information Systems
Telemedicine
Clinical Trials

Supreme resourcefulness consists in knowing the value of things.

- Francois De La Rochefoucauld

Contents

Board of Directors

Executive Chairman	Dr. Prathap C Reddy
Managing Director	Smt. Preetha Reddy
Director-Finance	Smt. Suneeta Reddy
Director-Operations	Smt. Sangita Reddy
Directors	Shri. P. Obul Reddy
	Shri. T.M. Joseph
	Shri. Rajkumar Menon
	Shri. Rafeeque Ahamed
	Shri. N. Vaghul
	Shri. Anil Thadani
	Shri. Deepak Vaidya
	Shri. T.K. Balaji
	Shri. Habibullah Badsha
	Dr. Jennifer Lee Gek Choo
	Shri. Sunil Chandiramani (Alternate Director to Shri. Anil Thadani)
	Shri. M. Chittaranjan Kumar, IDBI-Nominee.
Chief Financial Officer & Company Secretary	Shri. S.K. Venkataraman
Group President	Shri. K. Padmanabhan

Corporate Information

Auditors	M/s. S. Viswanathan, Chartered Accountants, Chennai
Bankers	Indian Overseas Bank. Andhra Bank. Canara Bank. Indian Bank. State Bank of Travancore. Citibank. IDBI Bank. HDFC Bank. ICICI Bank. UTI Bank. Oriental Bank of Commerce. Standard Chartered Bank.
Financial Institutions	HDFC. IDFC. IDBI.
Registered Office	# 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028
Administrative Office	Ali Towers, # 55, Greams Road, Chennai - 600 006 E-mail: ahel@vsnl.com. apolloshares@vsnl.net Website: www.apollohospitals.com
Apollo Hospitals	
Chennai	# 21 & 24, Greams Lane, Off Greams Road, Chennai - 600 006 # 320, Anna Salai, Nandanam, Chennai - 600 035 # 646, T.H. Road, Tondiarpet, Chennai - 600 081 # 154, Poonamallee High Road, Chennai - 600 010
Madurai	Lake View Road, KK Nagar, Madurai - 625 020
Aragonda	Aragonda, Thavanampalle Mandal, Chittoor District, Andhra Pradesh
Hyderabad	Jubilee Hills, Hyderabad - 500 033 # 3-5-871/4/1, Hyderguda, Hyderabad- 500 029 # 3-6-96/1, Skylane Theatre Lane, Basheerbagh, Hyderabad - 500 029 Plot No. 90, P&T Colony, Vikrampuri, Secundrabad - 500 003
Vishakapatnam	# 10-50-80, Waltair Main Road, Vishakapatnam - 530 002
Ahmedabad	Plot No. 1A, GIDC Estate, Bhat Village, Gandhi Nagar, Gujarat - 382 428
Bilaspur	Lingiyadi Village, Bilaspur - 495 001, Chattisgarh
Kolkata	Apollo Gleneagles Hospital, 58 Canal Circular Road, Kolkata - 700 054
New Delhi	Sarita Vihar, Delhi Mathura Road, New Delhi - 110 044
Colombo	# 578, Elvitigala Mawatha, Colombo - 5, Sri Lanka.
Life Style Centers	# 105, GN Chetty Road, T Nagar, Chennai - 600 017 # T-95, 3rd Avenue, Anna Nagar, Chennai - 600 040 City Centre, # 445, Mint Street, Chennai - 600 079 Apollo Dental Clinic, # 56, Greams Road, Chennai - 600 006 # 12, Prithvi Avenue, Alwarpet, Chennai - 600 018 Apollo Gleneagles Clinic, # 48/1F, Leela Roy Sarani, Ghariahat, Kolkata - 700 019 City Centre, # 1, Tulsibaug Society, opp. Doctor House, Ellisbridge, Ahmedabad - 380 006

Notice to the Shareholders

Notice is hereby given that the **Twenty Fourth Annual General Meeting** of the Company will be held on Thursday, the 11th day of August 2005 at 4.00 p.m. at Kamaraj Arangam, No.492, Mount Road, Teynampet, Chennai - 600 006, to transact the following business:

ORDINARY BUSINESS :

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended 31st March 2005 and the Balance Sheet as at that date, the Directors' and Auditors' Report thereon.
2. To declare a dividend on Equity Shares.
3. To appoint a Director in the place of Shri. Anil Thadani, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in the place of Shri. Habibullah Badsha, who retires by rotation and being eligible, offers himself for re-appointment.
5. To appoint a Director in the place of Shri. Rajkumar Menon, who retires by rotation and being eligible, offers himself for re-appointment.
6. To appoint a Director in the place of Shri. T.M. Joseph who retires by rotation and being eligible, offers himself for re-appoinment.
7. To appoint Auditors for the current year and fix their remuneration, M/s.S.Viswanathan, Chartered Accountants, Chennai retire and are eligible for re-appointment.

SPECIAL BUSINESS :

8. To consider and, if thought fit, to pass with or without modification(s), the following resolution as an ORDINARY RESOLUTION :

   "RESOLVED THAT, Dr. Jennifer Lee Gek Choo who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 27th September 2004 and who holds office up to the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing her candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

By order of the Board

For **APOLLO HOSPITALS ENTERPRISE LIMITED**

S.K. Venkataraman
Chief Financial Officer
and Company Secretary

Place : Chennai
Date : 23rd May 2005

Notes

1. **A member entitled to attend and vote at this Annual General Meeting may appoint a proxy to attend and vote on his / her behalf. A proxy need not be a member of the Company. The instrument appointing the proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power or authority shall be deposited at the Secretarial Department, Ali Towers, No. 55 Greams Road, Chennai 600 006 not less than 48 hours before the commencement of the meeting.**

2. The Explanatory Statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of Special Business as set out above is annexed hereto.

3. The Register of Members and Share Transfer Books of the Company will remain closed from **2nd August 2005 to 11th August 2005** (both days inclusive).

4. Dividend upon its declaration at the meeting will be paid on or before 25th August 2005 to those members whose names appear :

   i) as members on the Register of Members of the Company as on 11th August 2005 after giving effect to all valid share transfers in physical form which would be received by the company upto the closing hours of the business on 1st August 2005; and

   ii) as beneficial owners as per list to be furnished by NSDL / CDSL as at the closing hours of the business on 1st August 2005.

5. Members desiring any information as regards the accounts are requested to write to the Company at least seven days before the meeting so as to enable the management to keep the information ready.

6. The Company transferred all unclaimed dividend declared upto 31st March 1994 to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978. Those Shareholders who have so far not claimed or collected their dividend up to the aforesaid financial year may claim their dividend from the Registrar of Companies, Tamil Nadu, Shastri Bhavan, Haddows Road, Chennai 600 006.

7. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, as amended, the Company has transferred all unclaimed dividend for the financial year ended 31st March 1995, 31st March 1996 and 31st March 1997 to the Investor Education and Protection Fund (IEP Fund) established by Central Government pursuant to Section 205 C of the Companies Act, 1956. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund, no claim shall lie in respect thereof.

8. Pursuant to sub-section (5) of Section 205A of the Companies Act, 1956, dividend for the financial year ended 31st March 1998 and thereafter, which remain unpaid or unclaimed for a period of 7 years from the date of transfer of the same as referred to in sub-section (1) of section 205A of the Act, will be transferred to the Investor Education and Protection Fund (IEP Fund) of the Central Government established under sub-section (1) of section 205C of the Act. Shareholders who have not encashed the dividend warrant(s) so far for the financial year ended 31st March 1998 or subsequent financial years are requested to make their claim to the Secretarial Department, Ali Towers, III Floor, No.55 Greams Road, Chennai 600 006. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund as above, no claim shall lie in respect thereof.

Information in respect of such unclaimed dividend when due for transfer to the IEP Fund is given below :-

Financial Year Ended	Date of Declaration of Dividend	Last date for claiming unpaid dividend
31.03.1998	10.09.1998	28.10.2005
31.03.1999	10.09.1999	28.10.2006
31.03.2000 (Interim)	01.05.2000	18.06.2007
31.03.2000 (Final)	20.09.2000	07.11.2007
31.03.2001	17.09.2001	23.10.2008
31.03.2002	19.09.2002	27.10.2009
31.03.2003	22.08.2003	28.09.2010
31.03.2004	14.09.2004	21.10.2011

9. Members holding shares in physical form are requested to intimate the following directly to the Company's Registrar and Transfer Agents, Integrated Enterprises (India) Limited, Kences Towers, II Floor, No. 1 Ramakrishna Street, North Usman Road, T. Nagar, Chennai - 600 017.
   (a) Bank Mandate with full particulars for remittance of dividend directly into their bank accounts, if declared at the meeting.
   (b) Changes, if any, in their address at an early date.
   (c) Apply for consolidation of folios, if shareholdings are under multiple folios.
   (d) Send their share certificates for consolidation.
   (e) Request for nomination forms for making nominations as per amended provisions of the Companies Act, 1956.
10. Members are requested to quote ledger folio numbers in all their correspondence.
11. Members holding shares in dematerialized (electronic form) are requested to intimate any change in their address, bank account, mandate etc., directly to their respective Depository Participants.
12. Electronic Clearing Service (ECS) Facility:

    With respect to payment of dividend, the Company provides the facility of ECS to shareholders residing at the following cities:

    Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna and Thiruvananthapuram.

    Shareholders holding shares in the physical form who now wish to avail ECS facility, are requested to forward their ECS mandate in the prescribed form to Company's Registrar and Share Transfer Agent, Integrated Enterprises (India) Limited.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.

Item No. 8 :-

Dr. Jennifer Lee Gek Choo was appointed as an Additional Director of the Company by the Board of Directors at its meeting held on 27th September 2004. The Company has received a notice in writing from a member together with the deposit amount of Rs. 500/- proposing the candidature of Dr. Jennifer Lee Gek Choo for the office of the director of the Company under the provisions of the Companies Act, 1956. Accordingly, the Board recommends the resolution under Item No.8 of the Notice for approval of the members.

Memorandum of Interest of Directors

None of the Directors of the Company is interested in this resolution except Dr. Jennifer Lee Gek Choo

By order of the Board
For **APOLLO HOSPITALS ENTERPRISE LIMITED**

S.K. Venkataraman
Chief Financial Officer
and Company Secretary

Place : Chennai
Date : 23rd May 2005

Pursuant to Clause 49 of the Listing Agreement with Stock Exchanges following information is furnished about the Directors proposed to be appointed/re-appointed.

SHRI. ANIL THADANI

Shri. Anil Thadani has served as a Director of the Company since June 2000. Shri. Anil Thadani has a Master's Degree in Chemical Engineering from the University of Wisconsin, Madison and MBA from the University of California at Berkeley.

He is the founder and Chairman of Symphony Capital Partners (Asia) Pte Limited, (formerly Schroders Capital Partners Asia Ltd) a private investment advisory company which was formed in 1992 as a joint venture with Schroders Plc of the United Kingdom.

He is presently the Chairman of Parkway Holdings and Twinhood Engineering Limited in Singapore and serves on the board of several public companies in Thailand, India and the United States. He sits on the Board of Apollo Gleneagles Hospital Ltd, Blue Dart Express Ltd, Indraprastha Medical Corporation Ltd, Hotel Scopevista Ltd and the Water Base Ltd. He is a member of The International Institute for Strategic Studies and a member of the Advisory Board of the Haas School of Business at the University of California, Berkeley.

Shri. Anil Thadani held various positions in Bank of America over a nine year period with assignments in San Francisco, Tokyo, Manila and Hong Kong. He also worked as a Research Engineer with Standard Oil of California from 1970 to 1971.

SHRI. HABIBULLAH BADSHA

Shri. Habibullah Badsha has been associated with the Company since its inception. He received his Master's Degree in Islamic History and his Bachelor's Degree in Law from Madras University. Shri. Habibullah Badsha is an eminent Senior Advocate at the Madras High Court who held various prestigious positions viz., Senior Central Government Standing Counsel, Public Prosecutor - State of Tamil Nadu, Special Prosecutor for Customs, Excise and Enforcement and Advocate General of Tamil Nadu.

Shri. Habibullah Badsha is the Chairman of Maschmeijer Aromatics (I) Ltd and serves as a Director of Parpia International (I) Pvt Ltd. He is the president of Anjuman-E-Himayath Islam Muslim Orphanage and Osmania College, Kurnool. He is the Vice-Chairman of Southern India Educational Trust and Member in the Management Committee of New College run by the Muslim Educational Association of Southern India. He was the president of Madras Jaycees and also Legal Counsel for Indian Jaycees.

SHRI. RAJKUMAR MENON

Shri. Rajkumar Menon serves as a Director of the Company since inception. Shri. Rajkumar Menon received his Bachelor's Degree in Commerce from St.Nicholes College, Somerset, Yeovil, England. He has served as the Managing Director of Tokushu Menon Paper Manufacturing Company Limited since 1972.

SHRI. T.M. JOSEPH

Shri. T.M. Joseph has served as a Director of the Company since inception. Shri. T.M. Joseph is a graduate from Kerala University and is currently the Chairman of George Maijo Group of Companies and has served in various capacities with companies in the seafood industry for more than four decades. Shri. T.M. Joseph serves as a director of Seven Seas Petroleum Pvt. Ltd, Maijosoft Systems Pvt. Ltd, George Maijo Exports Pvt. Ltd and Bengal Marines Pvt. Ltd. He has served as the Vice Chairman of the Marine Products Export Development Authority, Ministry of Commerce, Government of India and as the President of Seafood Exporters Association of India, Madras Region.

DR JENNIFER LEE GEK CHOO

Dr Jennifer Lee Gek Choo serves as a Director of the Company since September 2004. Dr Lee received her Medical Degree from the University of Singapore in 1976 and obtained her Master's Degree in Business Administration from National University of Singapore in 1986. She has an extensive experience in Healthcare Sector. She was Chief Executive Officer of KK Women's and Children's Hospital, Singapore from 1991 to 2004. Prior to that she was the Chief Operating Officer of Singapore General Hospital and has also served in the Ministry of Health in various portfolios, including Personnel, Public Relations and Health Legislation.

Dr Lee is a Nominated Member of Parliament, having served from 1999 to date. Her main areas of advocacy are in issues related to the family, women and the elderly. She sits on the Boards of NTUC Fairprice Cooperative Ltd, Eu Yan Sang International Holdings Ltd, Tsao Foundation Ltd, Aires Holdings Pte Ltd, Aires Capital Pte Ltd and Lasalle Foundation Limited and is Deputy Chairperson of Mercy Relief Ltd and has served on many committees of Singapore government ministries and statutory bodies. She currently chairs the External Review Panel for the Quality Assurance Framework for the Universities and is a member of the University Autonomy, Governance and Funding Steering Committee.

She is active in the NGO sector and is Immediate Past President of the Singapore Council of Women's Organisations and a past president of the International Women's Forum (Singapore).

SHRI. SUNIL CHANDIRAMANI

Shri. Sunil Chandiramani has served as alternate Director to Mr. Anil Thadani since April 2005. Mr. Chandiramani has a Bachelor's degree in Commerce from Shri Ram College of Commerce, Delhi University and a Master's degree in Business Administration from Wharton School of Business. Mr. Chandiramani is a partner of Symphony Capital Partners (Asia) Limited, heading their Hong Kong office. He also serves as a Director of Parkway Holdings and certain portfolio companies. Prior to joining Symphony Capital Partners (Asia) Limited, Mr. Chandiramani was a partner of Arral & Partners and prior to that was employed by Bankers Trust.

Chairman's Message

Dear Members,

Every year, at this time, I go through a period of soul searching and reliving the 365 days gone by, before I reach out to each one of you. Perhaps more so this year, because today, the over US$ 4 trillion healthcare industry is at a critical juncture. The stage for this 21st century challenge was set in the century we have just left, a century whose aspirations are perhaps best summed up by the historian Arnold Toynbee, "The 20th century will be chiefly remembered by future generations... as an age in which human society dared to think of the welfare of the whole human race as a practical objective."

Having evolved at an inspiring pace, healthcare is set for a quantum jump, where trust shaped by technology will be the driver. Trust, the tangible result of planned integration of several parameters leading to quality at every step, assured by committed efficient people, backed by latest in technology and supported by the best infrastructure. Trust is perhaps the single most critical input in our line of business, because human lives are at stake. Trust is the building block and at the heart of everything we do. It helps form the capabilities, offerings and competitive advantages of all our operations. And at Apollo every effort is made to reinforce it. Through our team which is increasingly making a difference in people's lives. Through a service spectrum which stretches across the healthcare space. Through our continuing emphasis on medical learning. And very significantly through technology, which is making dreams a reality. As you are aware, last year we acquired the 16 slice Positron Emission Tomography - Computed Tomography (PET - CT) Scan which combines the power of PET to accurately detect, with the ability of CT to pinpoint the size, shape and location of tumours, thus enhancing both the speed and quality of our scans. You will be happy to hear that we are now bringing the world's latest and the most advanced imaging system, the 64 Slice CT Angio. This is capable of producing precise images of tissues, from bone to delicate peripheral nerves, and which will help us achieve even higher diagnostic efficiency and improved productivity.

Today your Company, has emerged as a global medical powerhouse, a force to reckon with. Patients from all around the world trust us for a host of specialized problems, which till even a few years ago was considered the forte of the best institutions in the UK and the US. In fact, as a testimony to our commitment to quality, we expect shortly the coveted JCI accreditation. This will be the ultimate proof of our ability to match international hospital standards on all parameters. No wonder, India is increasingly becoming the healthcare destination of the world and Apollo is playing a significant role in speeding up that process. A tribute to this global recognition is the international media coverage that Apollo has recently received. Reports in CBS, CNN and world reputed publications like The Wall Street Journal and The Washington Post are a few examples.

It is a little over 22 years since we began operations. And our commitment to excel, our belief that it is possible to bring quality healthcare within the reach of every individual has seen us grow from strength to strength. From a 250-bed facility, we have transformed into a over 6,800 - bed multispeciality, integrated player. We are matching strides with global players on every count including the critical parameter - surgery success rates on par with global standards across specialities. Six centres of excellence in healthcare, were opened in just 65 days. In a move to validate some of the age-old natural sciences, Apollo opened The Wellness Plus Clinic. Eastern values have been combined with the credible diagnostic ability of Western technologies to promote a variety of alternative and complementary medicine like Aromatherapy, Ayurveda, Pranic Healing, Music Therapy, Yoga and Meditation.

Telemedicine has been another area of emphasis. This remarkable Apollo initiative has served to connect people in remote villages with the best of international healthcare. Numerous villages have been earmarked to be brought under the ambit of Apollo's Telemedicine efforts. It is heartening to note that along with our numerous other efforts, Telemedicine is also helping make our founding mission of bringing healthcare within the reach of every individual, a reality.

The year gone by saw two human tragedies of epic proportions. The Kumbakonam School Fire Tragedy tragically claimed the lives of scores of innocent school children. More recently, the tsunami tragedy exposed man's vulnerability to the forces of nature. While human endeavours cannot undo the damage, the Apollo team did its best in both the cases to mitigate the sufferings of the survivors. The Kumbakonam victims were promptly treated at Apollo and to the tsunami affected, Apollo reached out with provisions, essential items, besides medical and financial assistance.

The last 365 days have been eventful ones, giving us the impetus to make the next 365 days even more so. At the heart of our company are time-tested and unwavering core values that have guided our actions and will continue to do so. It gives me pleasure to inform you that The Week magazine has rated Apollo Hospitals, Chennai as the best hospital in the private sector for the second year in succession. Of course we won't be resting on our laurels, they only act as catalysts for us to continue to promote medical innovation and excellence.

I am certain that you would have seen reports on the alarming statistics about the incidence of heart ailments in India. In fact, according to World Health Organisation (WHO) by 2010, 60% of the world's cardiac patients would be Indians and by 2015 'Heart Attack' will emerge as the single largest killer in India. To address this issue Apollo will shortly embark on a very important venture - the National Cardiac Plan. An integrated comprehensive multi stage program to create awareness, educate, prevent and when required, offer modern treatment and rehabilitation for all heart related ailments. And this is to be coordinated across the length and breadth of our country. Planning such a major project could be considered ambitious, but driven by the positive impact it will have in bettering the quality of lives of people and with the faith you have reposed in us, we are confident of achieving success in this project as well.

I started this message by quoting Arnold Toynbee on the 20th century. Let me end by stating what I strongly believe in terms of the current noteworthy happenings in the medical field. The 21st century will be the century of Asia. And you, me and the entire Apollo family will play a role in it.

Dr. Prathap C Reddy

Corporate Highlights

New milestones, new achievements, that has been the story of Apollo Hospitals year after year. Some of the more notable achievements and recognitions are listed below.

- Dr. Prathap C Reddy, Executive Chairman became the first recipient of the Asia-Pacific Bio-Business Leadership Award. The Award, sponsored by the Global Bio-Business Initiative, a program of the University of Southern California Marshall Center for Global Business Excellence (C-GLOBE), recognizes leading individuals, organizations or corporations that best exemplify the spirit of innovation, enterprise and entrepreneurship in areas of Bio-Business, a field that incorporates healthcare, biomedical, agricultural, food, environmental and emerging technology areas.

  The citation for the award, said, "through his revolutionizing of modern healthcare delivery in South Asia, Dr. Reddy was bringing world-class healthcare and the benefits of advanced technology within the economic and geographic reach of millions of patients for the first time."

- The Dr. B C Roy Award for Excellence in Teaching conferred on Dr. T V Devarajan, Consultant Physician.

- Apollo Hospitals - recognized as the 'Super Brand of India' in the healthcare sector in both 2003 and 2004.

- Apollo Hospitals, Chennai rated the 'Best Private Sector Hospital' for the second consecutive year by The Week magazine.

- First superspeciality corporate hospital, set up in Bangladesh - Apollo Hospitals, Dhaka with over 50 speciality departments.

- Record breaking project implementation - Six centres of excellence in healthcare, opened in just 65 days.

- South East Asia's first 16 Slice PET CT Imaging System launched at Apollo Hospitals, Hyderabad.

- Exclusive Wellness Centre combining eastern values with western technologies, inaugurated at Apollo Hospitals, Chennai.

- India's largest Third Party Administrator of Health Insurance with 2,500 networked hospitals, covering 5 million lives.

- The largest pharmacy chain with 206 pharmacies across the country, including in-hospital, in-clinic

Corporate Highlights

Overview



Revenue
Rs million
7000
6000
5000
4000
3000
2000
1000
0
3767
4485
4998
5956
2002
2003
2004
2005



Profit after Tax
Rs million
600.00
500.00
400.00
300.00
200.00
100.00
0.00
247.05
274.94
371.48
491.83
2002
2003
2004
2005



Earnings per Share
Rs
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
6.22
6.96
9.40
12.12
2002
2003
2004
2005



Return on Capital Employed (%)
25.00
20.00
15.00
10.00
5.00
0.00
15.00
17.26
19.78
20.25
2002
2003
2004
2005



Return on Equity (%)
20.00
15.00
10.00
5.00
0.00
10.23
12.51
16.18
17.39
2002
2003
2004
2005



APOLLO PHARMACIES (Total - 206)
27
10
169
Hospital-based
Clinic-based
Stand-alone

Directors' Report

to the Shareholders

Your Directors are pleased to present the **Twenty Fourth Annual Report** along with the audited accounts for the financial year ended 31st March, 2005.

The year at a glance (In Rs. million)

For the year	2005	2004	Growth %
Income	5,956	4,998	19
Operating profit (PBIDTA)	1,216	1,041	17
Operating profit / Total revenue (%)	20.4 %	20.8 %	-
PAT before extraordinary item	586	395	49
PAT before extraordinary item / Total revenue (%)	9.8 %	7.9 %	-
PAT after extraordinary item	492	371	33
Return on average networth (%)	20.1 %	17.2 %	-
Capital expenditure (Gross)	433	359	21
Dividend per share (Rs.)	4.0	3.5	14
Dividend amount	166	138	20
Interest	156	192	(19)
Basic and Diluted Earning Per Share (face value of Rs.10/-) (Rs.)	12.12	9.4	29
At the end of the year			
Total assets	6,400	5,630	14
Fixed assets - net	2,918	2,719	7
Cash and cash equivalents (Including liquid mutual funds)	399	154	159
Net current assets	1,176	880	34
Debt	1,376	1,564	(12)
Networth	3,245	2,410	35
Equity	416	395	5
Market capitalization	14,536	6,795	114

Financial Review :

During the year under review, the gross revenue of the Company increased to Rs. 5,956 million compared to Rs. 4,998 million in the previous year, registering an impressive growth of 19%. Cash Operating Profit (PBIDTA) increased by 17% from Rs. 1,041 million (21% of total revenues) in the previous year to Rs. 1,216 million (20% of total revenues). Interest expenditure decreased by 19% to Rs. 156 million due to repayment/prepayment/refinancing of high cost debt and continuing prudent financial and cash flow management. The profit after tax for the year increased by 33% to Rs. 492 million (8 % of total revenues) compared to Rs. 371 million (7% of total revenues) in the previous year. A detailed analysis of financial performance is given in the Management Discussion and Analysis section.

Widely acknowledged as the architect of healthcare in India, Apollo Hospitals is India's largest private sector hospital group and the world's fourth largest hospital group. Apollo has given patient care a new dimension through its combination of state-of-the-art technology and dedicated medical professionals. Through its commendable efforts during times of national calamities, Apollo has emerged as a committed corporate citizen.

The year gone by saw Apollo record an impressive growth. New milestones were set. New technologies were acquired. The growth in patient base both national and international stands testimony to the trust in Apollo, worldwide. Cumulatively, these augur well for the coming year.

Accolades

- The Week magazine rated -

  Apollo Hospitals, Chennai as the "best hospital in the private sector" for the second year running.

  Apollo Speciality Hospitals, Madurai as "the best hospital in Madurai".

- Department of Biochemistry at Apollo Hospital, Bilaspur was awarded for "Excellence in Services from BioRaid, California & CMC, Vellore".

New Corporate Initiatives

Medical Tourism

Apollo continued to play a significant role in the field of medical tourism as evidenced by the steady rise in the inflow of patients even from developed countries. Apollo's success is a clear indication that India is well poised to emerge as the healthcare destination of the world.

Telemedicine

Through Telemedicine, Apollo reaches out to the masses living in the semi-urban and rural India and facilitates access to quality medical care. During the year Apollo extended its telemedicine network to cover several areas in India and Sri Lanka. In the coming year too, plans have been finalised for further extending the network.

Some remarkable achievements in telemedicine include

- 13 consultations in a single day by the Dermatology Department in Chennai.
- 93 consultations by the Port Blair centre in the month of November, 2004.

Medical Breakthroughs

- Apollo Hospitals Colombo successfully performed the first ever Cochlear implant in Sri Lanka.
- Apollo Hospitals, Chennai -
  - Launched the country's first Andropause Clinic/ Registry. This Clinic aims at improving the life of the 40 plus male with a special focus on the diagnosis and management of Andropause. It aims to bring various medical specialists on one common platform to exchange cross speciality experiences to improve Andropause management.
  - Successfully operated on a 12 year old patient afflicted with cerebral palsy. Through surgery the deformed hips and knees were corrected to make the boy walk again.
- Apollo First Med Hospitals successfully performed the surgery on a Parkinson's disease patient (the first of its kind in Tamil Nadu).
- Apollo Speciality Hospitals, Chennai successfully performed Radio Frequency Ablation Therapy for Hepatic Carcinoma on a 46 year-old lady who had a lesion in Segment 4 of the liver.

- Apollo Speciality Hospitals, Madurai -
  - Became the first hospital in Tamil Nadu to perform unprotected left main coronary artery Angioplasty in Acute Myocardial Infarction - considered to be one of the most challenging interventional procedures.
  - Successfully performed Cervical Spine Microdiscectomy and Interbody Fusion on a European patient for the first time in Madurai.
- Apollo Hospitals Ahmedabad performed for the first time - metal hip replacement surgery, L.C.P. Plate fixation of osteoporotic fracture and LISS plate for fracture of the upper end of tibia.

Apollo Gleneagles PET - CT Scan Centre

- The Apollo Gleneagles PET - CT Scan Centre, a joint venture with Parkway Group of Singapore was inaugurated at Hyderabad on 26th March 2005, by Dr. Anbumani Ramadoss, the Hon'ble Union Minister of Health and Family Welfare and Dr. Y Rajasekara Reddy, Hon'ble Chief Minister of Andhra Pradesh.
- 16 Slice PET-CT Scan Imaging system is the latest and most advanced technique available for the treatment of malignant diseases like cancer and first of its kind in South East Asia.

Corporate Social Responsibility (CSR)

At the end of a financial year, every corporate is judged on two parameters. Turnover and profits which reflect financial growth and stability, and what it has achieved in terms of contributions to society which makes the corporate stand really tall. Apollo has set and continues to adhere to standards in non-financial areas like business ethics, environmental policies, corporate contributions, community development and corporate governance.

- Tsunami Relief:
  - 26th December, 2004 will stand out as a day of unprecedented human tragedy of epic proportions. Through its network of hospitals in various parts of the country and Apollo Hospitals, Colombo, medical supplies, food and clothing were sent to the affected areas, organised relief camps in 11 locations affected by the tragedy and treated over 20,000 patients. 10 fully equipped ambulances with doctors and other members of our staff who volunteered to help, were deployed to assist in the relief operations.
  - Apollo Hospitals contributed over Rs.13 million to the relief funds in Tamil Nadu, Andhra Pradesh and Sri Lanka in addition to medicines, ambulance services and supply of food and clothing worth over Rs. 4 million.
  - Apollo Hospitals, Colombo conducted over 15 health camps for Tsunami victims and 19 general camps across the island offering free medicines and consultations to the needy.
  - Apollo Speciality Hospitals, Madurai provided free ambulance service, medicines, medical consultation, food, clothes and provisions for the victims at Nagercoil.

Other CSR measures included

- Free Awareness and Health Screening Camp for the Tamil Nadu police.
- Free medical camps for General Insurance Pensioner's Association and Employees of LIC.
- Deployed an ambulance with first-aid kit and medical team in Madurai during the city festival.
- Polio eradication camps at Aragonda.
- Accident Relief Centre at Ring Road, Madurai.
- Emergency Accident Relief Centre at Karumathur.

Continuing Medical Education Programme

Through a continuous policy of education dissemination, Apollo has always strived to keep its medical experts and the medical community in general aware and updated on the latest trends and practices worldwide. This is done through Continuing Medical Education (CME) Programmes. Last year saw Apollo organize a number of programmes that spanned a range of topics like cardiology, neurology, orthopaedics, urology, gastroenterology, nephrology, medical oncology, spiritual healing, laproscopy, ENT and several other topics of interest. These programmes were conducted across the country.

Dividend

The Board of Directors recommend a dividend of Rs. 4/- per Equity Share (40% on par value of Rs. 10/-) on 41,598,618 equity shares of Rs. 10/- each for the financial year ended 31st March, 2005, which if approved at the forthcoming Annual General Meeting, will be paid to those shareholders whose name appear in the Register of Members as on 11th August 2005. In respect of shares held in electronic form, the dividend will be paid on the basis of beneficial ownership furnished by NSDL / CDSL for this purpose.

The proposed GDR Holders will also be eligible for the dividend in case the shares are allotted to them on or before 1st August 2005.

Increase in Paid-up Share Capital

During the previous year, the paid-up share capital of the Company increased from Rs. 395,186,880/- (consisting of 39,518,688 of Rs. 10/- each) to Rs. 415,986,180/- (consisting of 41,598,618 of Rs. 10/- each), consequent upon issue of 2,079,930 equity shares of Rs. 10/- each to Maxwell (Mauritius) Pte Ltd. These shares were issued at a premium of Rs. 236/- per share and have been listed on the Madras Stock Exchange Limited (MSE), The Stock Exchange, Mumbai (BSE) and National Stock Exchange India Limited, (NSE), Mumbai. Maxwell (Mauritius) Pte Ltd is an indirect wholly owned subsidiary of Temasek Holdings (Private) Ltd, an investment arm of Singapore Government.

Corporate Governance

Your Company gives utmost importance to good corporate governance and has been complying with the requirements of Listing Agreement with the Stock Exchanges. A report on Corporate Governance and Management Discussion and Analysis is included as a part of the Directors' Report.

A certificate from the Auditors' of the Company regarding compliance with the conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is attached to this Report.

Subsidiary Companies

The Company had five subsidiary Companies as on 31st March, 2005. The statement in respect of the details of the subsidiary Companies pursuant to section 212 of the Companies Act, 1956, is attached to this Report.

In terms of approval granted by the Central Government vide its letter no.47/53/2005-CL-III dated 28th February 2005 under Section 212(8) of the Companies Act 1956, copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors of the Subsidiary Companies have not been attached with the Annual Report of the Company. The Company will make available these documents / details upon request by any member of the Company interested in obtaining the same. However, pursuant to Accounting Standard AS-21 issued by the Institute of Chartered Accountants of India (ICAI), Consolidated Financial Statements presented by the Company includes the financial information of its subsidiaries.

Unique Home Health Care Limited (UHHCL)

UHHCL, a wholly owned subsidiary of the Company which provides nursing services including doctor's consultation, physiotherapy etc. directly to patient homes and also offers paramedical service in hospitals to critically ill patients. For the year ended 31st March, 2005 UHHCL recorded a revenue of Rs. 6.02 million and net profit of Rs. 1.26 million.

A B Medical Centres Limited (ABCL)

ABCL, a wholly owned subsidiary of the Company has leased out its infrastructure to the Company for running the First Med Hospitals. For the year ended 31st March, 2005, ABCL recorded an income of Rs. 7.24 million and a net profit of Rs. 2.41 million.

Apollo Health and Lifestyle Limited (AHLL)

AHLL, a wholly owned subsidiary of the Company has a network of franchised clinics across India which offer specialist consultation, diagnostics, preventive health checks, telemedicine facilities and a 24-hour pharmacy. For the year ended 31st March, 2005 AHLL has recorded a revenue of Rs. 62.30 million and a net loss of Rs. 6.6 lacs.

Apollo Hospitals International Limited (AHIL)

AHIL is a subsidiary of the Company in which the Company holds 55.35% of the equity. AHIL owns and operates a 350 bed multi-speciality hospital and a medical centre at Ahmedabad to cater to the healthcare needs of the western part of our country. AHIL commenced its operations on 24th October 2004. For the year ended 31st March, 2005 AHIL recorded a revenue of Rs. 52.34 million and a net loss of Rs. 55.32 million.

Apollo Health Street Limited (AHSL)

AHSL, offers comprehensive medical outsourcing services such as transcription and claims processing. AHSL ceased to be a subsidiary of the Company with effect from 19th April 2005 consequent upon the fresh issue of shares on private placement basis to foreign investors for an aggregate subscription of USD 7.5 million.

As a result of this issue, the shareholding of the Company in AHSL was diluted from 75.41% to 48%. For the year ended 31st March 2005, AHSL recorded a consolidated turnover of Rs. 245.43 million and a net loss of Rs. 23.68 million.

Human Resource Development

Competence and commitment of the employees are the key drivers of competitive advantage and the Company endeavors to strengthen the organizational culture in order to attract and retain the best talent. The Human Resource systems and development procedures of the Company ensure that it creates and fosters innovation and efficiency among its employees.

Industrial Relations

Wage Settlement covering the period 2004-2007 has been signed on 29th October 2004 in the presence of Joint Commissioner of Labour, Chennai Under Section 12 (3) of Industrial Disputes Act, 1947. 2097 employees of Chennai Division are covered under this wage settlement. In respect of Hyderabad Division, wage settlement covering the period 2005 - 2008 has been signed in the presence of Joint Commissioner of Labour, Hyderabad Under Section 12 (3) of Industrial Disputes Act, 1947. 538 employees are covered under this wage settlement. The industrial relations scenario in all our hospitals have been excellent and harmonious.

Directors' Responsibility Statement

Pursuant to Section 217(2AA) of the Companies (Amendment) Act 2000, the Directors of the Company hereby state and confirm that:

- In the preparation of the annual accounts for the year, the applicable accounting standards had been followed along with proper explanations and there were no material departures;
- The Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;
- The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
- The Directors had prepared the annual accounts on a going concern basis.

Consolidated Financial Statements

In accordance with Accounting Standard AS-21 on Consolidated Financial Statements read with Accounting Standard AS-23 on Accounting for Investments in Associates, your Directors have pleasure in attaching the Consolidated Financial Statements which form part of the Annual Report and Accounts.

The qualifications by the Auditors of some of the Subsidiaries/Joint Ventures /Associate Companies during the year 2003 - 2004 have been duly considered and dealt with appropriately in the current year by the respective companies.

Fixed Deposits

The Company has not accepted fresh deposits during the year. However it continues to renew the existing deposits at reduced interest rates. The total deposits with the Company as on 31st March, 2005 were Rs. 221.23 million (Rs. 392.15 million as on 31st March, 2004) which includes deposits for an aggregate value of Rs. 12.54 million not claimed by the depositors. Out of these deposits, an aggregate value of Rs. 4.73 million have since been repaid / renewed.

Transfer to Investor Education and Protection Fund (IEP Fund)

During the year, the Company transferred a sum of Rs. 863,124/- in aggregate which comprises Rs. 786,553/- as unclaimed dividend and Rs. 76,571/- as unclaimed deposit to Investors Education and Protection Fund (IEP Fund) pursuant to Section 205C of the Companies Act, 1956. In its endeavor to provide highest importance to investor relations, Company has been sending reminders to the shareholders and Deposit holders who have not claimed the dividend and deposits. This has been done with a view to enable the shareholders and deposit holders to claim the unclaimed dividend/deposits before transferring to the IEP Fund.

Directors

As per the provisions of Articles of Association of Company, four Directors of the Company viz., Shri. Anil Thadani, Shri. Habibullah Badsha, Shri. Rajkumar Menon and Shri. T.M. Joseph retire by rotation at the ensuing Annual General Meeting and are eligible for re-appointment.

Shri. Sanjay K Sehgal, Alternate Director to Shri. Anil Thadani resigned w.e.f. 18th April 2005. The Board placed on record its deep appreciation of the valuable advice and guidance given by him to the Company during his tenure.

The Board appointed Shri. Sunil Chandiramani as Alternate Director to Shri. Anil Thadani in the place of Shri. Sanjay K Sehgal.

Auditors

The Auditors, M/s. S. Viswanathan, Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if reappointed.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo.

Conservation of Energy

The Operations of your Company are not energy-intensive. However significant measures are being taken to reduce energy consumption by using energy-efficient equipment. Your Company constantly evaluates new technologies and investments to make its infrastructure more energy efficient.

During the year, the Screw Compressor Condenser Unit has been modified to accommodate 'Heat Recovery System' by addition of super heater. Therefore the diesel consumption for hot water generation has been reduced by around 30%.

The modification of Chiller header line with loop connections to isolate certain areas during the winter resulted in saving of electricity by 7 to 10%. The installation of 'Capacitor Panels' for optimizing the power utilization and Screw and Centrifugal VSD type chillers for A/c plants, PL fittings and electronic ballasts resulted in considerable reduction in power consumption.

Technology Absorption

Over the years your Company has brought into the country the best that world had to offer in terms of technology. In its continuous endeavor to bring the latest technology available to serve the patients and to bring healthcare of international standards within the reach of every individual, your Company invested in the following equipment which employ the latest technology, in its hospitals at Chennai and Hyderabad.

TRUE 64 Rows Multi Detector CT Scanner - Ist Time in India

The True 64-slice CT Scanner is a state-of-the-art technology, first of its kind in India. This highly fast and reliable diagnostic equipment is very useful for early diagnosis of cardiac diseases through non interventional CT angiograms. This fastest modality of diagnosis is also very much reliable for trauma examinations. Its accurate and confirmed diagnosis with reduced scan time helps the patient to walk away from the center immediately after the scan, thus eliminating hospitalization. The scanning time being less than 8 seconds even for a coronary angiogram the entire examination time will be less than 10 minutes. Reduced scan time also reduces the X-ray dose to the patient considerably. Improved scan speed time and image quality made post Bye Pass checkup and PTCA evaluation very easy and fast. The equipment is equipped with Dental Scan, Angiography of any part of the body, Bronchus scan, calcium scoring, total cardiac evaluation, Osteoporosis Scan, entire trauma studies, etc. in less than 10 minutes.

Synchron LX 20 Pro Bio Chemistry Analyser

An automated biochemistry analyzer, the first-of-its-kind in South India, has technologically advanced features, outstanding performance specifications and fastest turnaround time for very fast and accurate blood analysis. Total process automation in 'Synchron LX-20 Pro' enhances worker safety by protecting against bio hazards. Its advanced technologies like polychromatic correction, Near Infrared Particle Immunoassay (NIPIA) system along with pre-analytical automation enable total precision and accuracy of test results, thus facilitating better patient management and productivity.

INTELLIVUE state-of the-art PATIENT CARE MONITOR

The INTELLIVUE family of networked patient monitors gives care teams throughout the Hospital more of the information they need right at the patient's side. Monitors are designed to meet the varied requirements of audit, paediatric and neonatal intensive care, anaesthesia and pre-operative care, and cardiac care environments. Its innovative portal technology helps the clinicians to monitor the patient parameters even when they are on the move or at home. Multi-Measurement Servers enable data continuity between monitors and data storage throughout the patient's stay.

Foreign Exchange Earnings & Outgo

Foreign Exchange Earnings	:	Rs. 164.60 million
Foreign Exchange Outgo	:	Rs. 193.19 million

Particulars of Employees as per Section 217(2A) of the Companies Act, 1956.

Information as per Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report.

Name	Age	Designation	Gross Remuneration (Rs.)	Qualification	Experience in Years	Date of Joining	Details of Previous Employment
Dr. Prathap C Reddy	73	Executive Chairman	36,648,668	MBBS, FRCS	39	Since inception	Practising as a Cardiologist in USA and India
Smt. Preetha Reddy	48	Managing Director	14,659,467	B.Sc	23	3rd February 1989	Chief Executive, Indian Hospitals Corporation Ltd

Note : Smt. Suneeta Reddy, Director - Finance and Smt. Sangita Reddy, Director - Operations are the relatives of Dr. Prathap C Reddy and Smt. Preetha Reddy.

Acknowledgement

Your Directors would like to place on record their appreciation of the contribution made by the employees at all levels, who, through their competence, hard work, solidarity, co-operation, support and commitment have enabled the Company to achieve growth.

Your Directors acknowledge with thanks the continued support and valuable co-operation extended by the business constituents, investors, vendors, bankers, financial institutions and shareholders of the Company. Your Directors express their gratitude to the Central and State Governments, for their kind co-operation and constructive policies.

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Place : Chennai
Date : 23rd May 2005

Corporate Governance

1. **Company's philosophy on code of governance**

The basic objective of corporate governance policies adopted by the company is to attain the highest levels of transparency, accountability and integrity. This objective extends not merely to meet with statutory requirements but also to go beyond them by putting into place procedures and systems, which are in accordance with best practices of governance. Your Company believes that Good Corporate Governance enhances the trust and confidence of all the stakeholders. Good practice in corporate behaviour helps to enhance and maintain public trust in companies and stock market.

Your Company reviews its corporate governance practices to ensure that they reflect the latest developments in the corporate arena and thus positioning itself to conform to the best corporate governance practices. Your Company is committed to pursue excellence in all its activities and maximize its shareholders' wealth.

The Company's corporate governance policies and practices focus on the following principles:-

- To recognize the respective roles and responsibilities of Board and management
- To achieve the highest degree of transparency by maintaining a high degree of disclosure levels
- To ensure and maintain high ethical standards in its functioning
- Highest importance to investor relations
- To ensure a sound system of risk management and internal controls
- To ensure that employees of the company subscribe to the corporate values and apply them in their conduct
- To ensure that the decision making process is fair and transparent
- To ensure that the company follows globally recognized corporate governance practices

2. **Board of Directors**

(a) Number of Board Meetings held, dates on which held

Seven board meetings were held during the financial year from 1st April 2004 to 31st March 2005. The dates on which the meetings were held are as follows :-

18th May, 25th June, 30th July, 14th September, 27th September, 16th November 2004 and 18th January 2005.

(b) Attendance of each director at the Board Meetings and at the last AGM and the number of their other directorships and memberships in the Committees are set out below :-

Director	Category	No. of Board Meetings Attended	Last AGM attendance (Yes/No)	No. of Directorships (out of which as Chairman) other than AHEL #	No. of Membership in Board Committees other than AHEL	Whether Chairman/ Member
Dr. Prathap C Reddy	Executive Chairman & Promoter	7	Yes	11 (9)	--	--
Smt. Preetha Reddy	Executive Director	7	Yes	9	--	--
Smt. Suneeta Reddy	Executive Director	7	Yes	13 (1)	2	Member
Smt. Sangita Reddy	Executive Director	5	Yes	8	--	--
Shri. P. Obul Reddy	Non Executive Director	6	Yes	3 (2)	1 2	Chairman Member
Shri. Rajkumar Menon	Independent Director	7	Yes	1	--	--
Shri. T.M. Joseph	Independent Director	--	No	--	--	--
Shri. Rafeeque Ahamed	Independent Director	3	Yes	3	--	--
Shri. Anil Thadani	Independent Director	--	No	6	--	--
Shri. Habibullah Badsha	Independent Director	5	No	1 (1)	--	--
Shri. Deepak Vaidya	Independent Director	5	Yes	10	4 3	Chairman Member
Shri. N. Vaghul	Independent Director	7	Yes	10 (4)	5 4	Chairman Member
Shri. T.K. Balaji	Independent Director	4	No	11 (1)	3 4	Chairman Member
Dr. Jennifer Lee Gek Choo (1) (Nominee of Maxwell (Mauritius) Pte Limited	Independent Director	2	NA	--	--	
Shri. Sanjay K Sehgal (2) (Alternate Director to Shri. Anil Thadani)	Independent Director	4	Yes	2	3	Member
Shri. Sunil Chandiramani (3) (Alternate Director to Shri. Anil Thadani)	Independent Director	NA	NA	--	--	--
Shri. M. Chittaranjan Kumar (IDBI Nominee)	Independent Director	5	Yes	1	--	--

(1) Appointed w.e.f 27th September 2004 (2) Resigned w.e.f 18th April 2005 (3) Appointed w.e.f 18th April 2005

Exclude Foreign Companies, Private Companies and Section 25 Companies

3. Composition of Board Committees

Share Transfer Committee	Audit Committee	Investors Grievance Committee	Remuneration & Nomination Committee	Investment Committee
Dr. Prathap C Reddy, Chairman	Shri. Deepak Vaidya, Chairman	Shri. Rajkumar Menon, Chairman	Shri. N.Vaghul, Member	Smt. Suneeta Reddy, Member
Smt. Preetha Reddy, Member	Shri. P.Obul Reddy, Member	Smt. Preetha Reddy, Member	Shri. P.Obul Reddy, Member	Shri. M.Chittaranjan Kumar, Member
Shri. Rajkumar Menon, Member	Shri. M.Chittaranjan Kumar, Member	Smt. Suneeta Reddy, Member	Shri. Deepak Vaidya, Member	Shri. Sanjay K Sehgal, Member (*)
			Dr. Jennifer Lee Gek Choo, Member	Shri. Sunil Chandiramani, Member (**)

(*) Resigned w.e.f 18th April 2005, (**) Appointed w.e.f 23rd May 2005

(i) AUDIT COMMITTEE

The Audit Committee performs the following functions:-

- ❖ Overseeing of the Company's financial reporting process and the disclosure of financial information to ensure that the financial statement is correct, sufficient and credible.
- ❖ Recommending the appointment of and removal of statutory auditor, fixation of audit fee and approval for payment for any other services.
- ❖ Recommending the appointment of and removal of Chief Internal Auditor, fixation of audit fee.
- ❖ Reviewing with management the quarterly, half yearly and annual financial statements before submission to the Board.
- ❖ Reviewing the adequacy of internal control systems and the internal audit functions and reviewing the Company's financial and risk management policies.
- ❖ Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting such matters to the Board.
- ❖ Reviewing the reports furnished by the Internal Auditors and Statutory Auditors and ensuring suitable follow up thereon.
- ❖ Discussion with External Auditors before the audit commences on the nature and scope of audit as well as have post-audit discussion to ascertain any area of concern.
- ❖ Look into the reasons for substantial defaults in the payment of depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.
- ❖ Reviewing the Management Discussion and Analysis of financial condition and results of operations.
- ❖ Reviewing with the Management, the statement of significant related party transactions.

The Company continued to derive immense benefit from the deliberation of the Audit Committee comprising of following three Non-executive Directors and majority of them are Independent :

1. Shri. Deepak Vaidya, Chairman
2. Shri. P. Obul Reddy ; and
3. Shri. M. Chittaranjan Kumar.

who are eminent professionals in corporate finance. The minutes of each audit committee are placed before and discussed by the Board of Directors of the Company.

The details of Audit Committee Meeting attended by the Directors are given below

Audit Committee met thrice during the year on 25th June, 16th November 2004 and 17th January 2005.

Sl.No	Name of the Member	Designation	Number of Meetings Held	Number of Meetings attended
1.	Shri. Deepak Vaidya	Chairman	3	3
2.	Shri. P. Obul Reddy	Member	3	2
3.	Shri. M. Chittaranjan Kumar	Member	3	3

In addition to the areas noted above, audit committee looks into controls and security of the Company's critical IT applications, the internal and control assurance audit reports of all major divisions and profit centers and deviations from the code of business principle, if any.

(ii) REMUNERATION & NOMINATION COMMITTEE

The Board of Directors of the Company has re-named the Remuneration Committee as "Remuneration & Nomination Committee" and re-constituted the same comprising of majority of Independent, Non-Executive Directors consisting of

1. Shri. N. Vaghul
2. Shri. P. Obul Reddy
3. Shri. Deepak Vaidya ; and
4. Dr. Jennifer Lee Gek Choo.

The Scope of Remuneration & Nomination Committee includes

1. To submit recommendations to the Board with regard to -
   a) Filling up of vacancies in the Board that might occur from time to time and appointment of additional non-whole time Directors. In making these recommendations, the Committee shall take into account the special professional skills required for efficient discharge of the Board's functions;
   b) Directors liable to retire by rotation; and
   c) Appointment of whole time Directors.
2. To determine and recommend to the Board from time to time -
   a) the amount of commission and fees payable to the Directors within the applicable provisions of the Companies Act, 1956.
   b) the amount of remuneration, including performance or achievement bonus and perquisites payable to the whole time Directors.
3. To frame guidelines for Reward Management and recommend suitable schemes for the whole time Directors and Senior Management ; and
4. To determine the need for key man insurance for any of the company's personnel.

The details of Remuneration & Nomination Committee Meeting attended by the Directors are given below:

Remuneration & Nomination Committee met twice during the year on 16th November 2004 and 18th January 2005.

Sl. No.	Name of the Member	Designation	No. of Meetings Held	No. of Meetings attended
1.	Shri. N. Vaghul	Chairman	2	2
2.	Shri. P. Obul Reddy	Member	2	1
3.	Shri. Deepak Vaidya	Member	2	2
4.	Dr. Jennifer Lee Gek Choo	Member	2	2

The compensation to the non-executive directors takes the form of commission on profits. Though the shareholders have approved payment of commission up to 1 percent of the net profits of the Company for each year calculated as per the provisions of Companies Act, 1956, the actual commission paid to the Directors is restricted to a fixed sum. The sum is reviewed periodically taking into consideration various factors such as performance of the Company, time spent by the Directors for attending to the affairs and business of the Company, and the extent of responsibilities cast on the Directors under various laws and other relevant factors. Further, the aggregate commission paid to all non-executive directors is well within the limit of 1 percent of the net profit as approved by the shareholders. The non-executive directors are also paid sitting fees as permitted by government regulations for all board and committee meetings attended by them.

Details of Remuneration paid / accrued to the Directors for the year ended 31st March 2005 **(Rs.)**

Name	Remuneration	Commission	Sitting Fees	Contribution to PF	Total
Dr. Prathap C Reddy	36,648,668	NA	NA	NA	36,648,668
Smt. Preetha Reddy	14,659,467	NA	NA	NA	14,659,467
Smt. Suneeta Reddy	1,500,000	NA	NA	180,000	1,680,000
Smt. Sangita Reddy	1,500,000	NA	NA	180,000	1,680,000
Shri. P. Obul Reddy	NA	150,000	50,000	NA	200,000
Shri. Rajkumar Menon	NA	150,000	35,000	NA	185,000
Shri. T.M. Joseph	NA	150,000	--	NA	150,000
Shri. Rafeeque Ahamed	NA	150,000	15,000	NA	165,000
Shri. Anil Thadani	NA	150,000	--	NA	150,000
Shri. Habibullah Badsha	NA	150,000	25,000	NA	175,000
Shri. Deepak Vaidya	NA	150,000	50,000	NA	200,000
Shri. N. Vaghul	NA	150,000	45,000	NA	195,000
Shri. T.K. Balaji	NA	150,000	20,000	NA	170,000
Dr. Jennifer Lee Gek Choo Nominee of Maxwell (Mauritius) Pte Limited	NA	76,438	20,000	NA	96,438
Shri. M. Chittaranjan Kumar (IDBI Nominee)	NA	150,000	40,000	NA	190,000
Shri. Sanjay K Sehgal (Alternate to Mr. Anil Thadani)	NA	NA	20,000	NA	20,000

Notes :

(i) The Commission to Non-executive Directors for the year ended 31st March 2005 @ Rs. 150,000/- per annum will be paid, subject to deduction of tax after adoption of accounts by shareholders at the Annual General Meeting to be held on 11th August 2005. Sitting Fee also includes payment of Board-level Committee Meetings.

(ii) The Company currently does not have stock options scheme.

(iii) INVESTMENT COMMITTEE

The Board of Directors of the Company has constituted the Investment Committee comprising of majority of Independent, Non-executive Directors consisting of:

1. Smt. Suneeta Reddy
2. Shri. M. Chittaranjan Kumar
3. Shri. Sanjay K Sehgal (*); and
4. Shri. Sunil Chandiramani

The Scope of the Investment Committee is to review and recommend the investment of surplus funds of the Company. Board has appointed Shri. Sunil Chandiramani as a member in the place of Shri. Sanjay K Sehgal on 18th April 2005.

(*) Resigned with effect from 18th April 2005.

(iv) INVESTORS GRIEVANCE COMMITTEE

The Shareholder/Investor Grievance Committee specifically looks into redressing of shareholders' and investors' complaints such as transfer of shares, non-receipt of shares, non-receipt of declared dividends and to ensure expeditious share transfers.

This Committee comprises of the following Directors :

1. Shri. Rajkumar Menon, Chairman

2. Smt. Preetha Reddy; and

3. Smt. Suneeta Reddy

The details of Investors Grievances Committee Meeting attended by the Directors are given below :-

The Committee met four times during the year on 7th April, 5th July, 4th October 2004 and 18th January 2005.

Sl.No.	Name of the Member	Designation	No.of Meetings Held	No.of Meetings attended
1.	Shri. Rajkumar Menon	Chairman	4	4
2.	Smt. Preetha Reddy	Member	4	4
3.	Smt. Suneeta Reddy	Member	4	4

Name and designation of Compliance Officer :-

Shri. S.K. Venkataraman, Chief Financial Officer and Company Secretary.

Shareholders' Services :

Sl.No.	Particulars	Received	Resolved	Pending (*)
1.	Change of Address	404	404	--
2.	Revalidation and issue of duplicate dividend warrants	620	620	--
3.	Share transfers	548	538	10
4.	Spliting of Share Certificates	9	9	--
5.	Stop Transfer	1	1	--
6.	Change of Bank Mandate	135	135	--
7.	Correction of Name	4	4	--
8.	Dematerialisation Confirmation	1,881	1,856	25
9.	Rematerialisation of shares	11	11	--
10.	Issue of duplicate share certificates	48	48	--
11.	Transmission of shares	141	141	--
12.	General enquiry	104	104	--

* Resolved by April 20, 2005

The Company attended to the investor grievances/correspondence within a period of 5 days from the date of receipt of the same during the financial year, except in cases that are constrained by disputes and legal impediments.

4. Annual General Meetings

(i) Location and time for the last three AGMs

Year	Date	Venue	Time
2001-2002	Sept 19, 2002	Kamaraj Arangam, Chennai	10.00 a.m.
2002-2003	Aug 22, 2003	Kamaraj Arangam, Chennai	10.00 a.m.
2003-2004	Sept 14, 2004	Kamaraj Arangam, Chennai	10.00 a.m.

Special Resolutions

During the year there was an Extraordinary General Meeting of the Company on 2nd September 2004 in which members approved the issue of 2,079,930 equity shares of Rs. 10/- each at a premium of Rs. 236/- per share to Maxwell (Mauritius) Pte Ltd on a private placement basis.

(ii) Postal Ballots

During the year there were no ordinary or special resolutions that need to be passed by the members through a Postal Ballot.

5. **Disclosures**

(i) Related party transactions during the year have been disclosed in Schedule J - Notes Forming Part of Accounts as required under Accounting Standard 18 issued by the Institute of Chartered Accountants of India. There were no materially significant related party transactions with Directors / Promoters / Management which had potential conflict with the interests of the company at large.

(ii) There are no non-compliances by the Company and no penalties, strictures imposed on the Company by Stock Exchanges or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

6. **Compliance with Corporate Governance Norms**

The Company has complied with all the mandatory requirements of Corporate Governance norms as enumerated in Clause 49 of the Listing Agreement with the Stock Exchanges. As regards the adoption of Non-Mandatory requirements, the company has constituted a Remuneration & Nomination Committee and will be presenting the half yearly declaration of financial performance including summary of the significant events of the last 6 months beginning with the half year ended 30th September 2005.

7. **Means of Communication**

(i) The unaudited quarterly, audited half yearly and annual financial results are sent to all the stock exchanges, where the shares of the company are listed. The results are also published in The Economic Times and Dinamani. The financial results are placed on company's website www.apollohospitals.com

As per Clause 51 of the Listing Agreement financial results and quarterly compliance reports on corporate governance are filed on the Electronic Data Information Filing and Retrieval (EDIFAR) website maintained by National Informatics Centre (NIC).

Shri. S.K. Venkataraman, Chief Financial Officer and Company Secretary as the Compliance Officer is responsible for filing the above information in the EDIFAR system.

(ii) Management Discussion and Analysis on financial condition & result of operations is appended to this report.

8. **General Shareholder's Information**

8.1. AGM date, time and venue	11th August 2005, 4.00 p.m. Kamaraj Arangam, No. 492, Mount Road, Chennai - 600 006
8.2. Financial Calendar	
1st Quarter	1st April to 30th June
2nd Quarter	1st July to 30th September
3rd Quarter	1st October to 31st December
4th Quarter	1st January to 31st March
8.3. Date of Book Closure	2nd August 2005 to 11th August 2005 (both days inclusive)
8.4. Dividend Payment	On or before 25th August 2005
8.5. (a) Listing of Equity Shares on Stock Exchanges at	(i) Madras Stock Exchange Limited Exchange Building, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001, Tamil Nadu Tel: 91-44-2522 4382, 2522 4392 / 8951, Fax: 091-44-2524 4897

(ii) The Stock Exchange Mumbai
Phiroze Jheejheebhoy Towers, Dalal Street, Mumbai - 400 001
Tel: 91-22-2272 1233 /1234, Fax: 91-22-2272 3353 / 3355
Website: www.bseindia.com

(iii) National Stock Exchange of India Limited
Exchange Plaza, Bandra-Kurla Complex, Bandra (E),
Mumbai - 400 051
Tel: 91-22-2659 8100, 5641 8100 Fax: 91-22-2659 8237/38
Website: www.nseindia.com

(b) Listing of Debt Securities at The Wholesale Debt Market (WDM) Segment of the National Stock Exchange of India Limited (NSE)

(c) Debentures Trustee UTI Bank Limited
Market Tower-F, 13th Floor, Cuffe Parade, Colaba, Mumbai - 400005

8.6. Listing Fees Paid for all the above stock exchanges for 2004-2005 and 2005-2006

8.7. Address of Registered Office No.19, Bishop Gardens,
Raja Annamalaipuram, Chennai 600 028

8.8. a) Stock Exchange Security Code

(i) Madras Stock Exchange AHS

(ii) The Stock Exchange, Mumbai 508869

(iii) National Stock Exchange, Mumbai APOLLOHOSP

b) Demat ISIN Number in NSDL &CDSL for Equity Shares INE437A01016

8.9. Monthly High and Low quotations along with the volume of shares traded in NSE & BSE during the year 2004-2005.

Month	National Stock Exchange (NSE)			The Stock Exchange, Mumbai (BSE)		
	High (Rs.)	Low (Rs.)	Volume (Nos.) (in Lakhs)	High (Rs.)	Low (Rs.)	Volume (Nos.) (in Lakhs)
April-04	229.70	168.00	54.07	229.80	169.10	40.60
May-04	249.30	180.00	26.49	248.00	171.00	11.96
June-04	237.90	196.10	12.36	238.00	196.00	4.88
July-04	236.50	201.00	14.58	236.00	202.00	5.80
August-04	236.95	202.00	27.91	237.00	202.00	11.05
September-04	237.50	210.00	20.88	237.00	210.00	16.26
October-04	223.75	210.00	17.70	225.90	209.65	5.62
November-04	291.30	209.40	43.02	291.00	216.50	14.56
December-04	270.30	246.30	29.68	270.80	246.10	8.94
January-05	266.95	235.10	12.74	266.20	235.65	4.06
February-05	363.90	256.60	86.87	364.00	257.00	26.79
March-05	356.85	304.75	52.04	356.55	306.00	15.88

APOLLO PRICE Vs BSE SENSEX



400
375
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
APOLLO PRICE
7500
7000
6500
6000
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
SENSEX
SENSEX
APOLLO
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
MONTH
Apollo
Sensex

8.10 Distribution of Shareholdings as on 31st March 2005

Equity Shares	Shares				Holders			
	Physical		Electronic		Physical		Electronic	
	Nos.	%	Nos.	%	Nos.	%	Nos.	%
1 - 500	1,534,746	3.69	1,622,521	3.90	14,450	46.56	14,065	45.32
501 - 1000	520,143	1.25	545,726	1.31	607	1.96	679	2.19
1001 - 2000	577,318	1.39	464,463	1.12	382	1.23	305	0.98
2001 - 3000	134,497	0.32	306,697	0.74	52	0.17	117	0.38
3001 - 4000	245,749	0.59	127,914	0.31	66	0.21	35	0.11
4001 - 5000	311,450	0.75	146,855	0.35	70	0.23	31	0.10
5001 - 10000	186,912	0.45	326,255	0.78	26	0.08	46	0.15
10001 & above	2,154,001	5.18	32,393,371	77.87	23	0.07	84	0.27
Total	**5,664,816**	**13.62**	**35,933,802**	**86.38**	**15,676**	**50.51**	**15,362**	**49.49**
Grand Total	**41,598,618**				**31,038**			

8.11. Categories of shareholders as on March 31, 2005



Promoters
33.82%
Public
14.51%
Banks
0.28%
OCBs
15.25%
FIs
2.10%
MF
0.59%
NRIs
2.96%
Companies
2.59%
FIIs
27.90%

8.12. Legal Proceedings

There are five pending cases relating to dispute over the title to shares, in which company had been made a party. However these cases are not material in nature.

8.13. Code of Conduct for prevention of Insider Trading

During the year, all the dealings in the company's shares by the Directors and designated employees were conducted in strict compliance with Company's Code of Conduct for Prevention of Insider Trading in its securities and SEBI (Prohibitions of Insider Trading) Regulations 1992.

8.14 i) Registrar & Share Transfer Agent

Members are requested to communicate pertaining to both Physical and Demat Shares to the Registrar to the following address.

Integrated Enterprises (India) Limited
"Kences Towers", II Floor, No.1, Ramakrishna Street, North Usman Road, T. Nagar, Chennai - 600 017,
Tel. No.: 044 - 2814 0801, 2814 0803,
Fax No.: 044 - 2814 2479. E-mail : sureshbabu@iepindia.com

(ii) Share Transfer System

Physical share transfers are registered and returned within the stipulated time. Delays beyond the stipulated period were mainly due to disputes over the title to the shares. The Share Transfer Committee generally meets once in a month.

The Shares transferred (in physical form) during 2004-2005.

	2004-2005	2003-2004
Shares Transferred	175,401	215,826
Total No. of Shares as on 31st March	41,598,618	39,518,688
% on Share Capital	0.42	0.54

Company has not issued any GDRs / ADRs /warrants or any convertible instruments.

8.15. Dematerialisation of Shares

As on 31st March 2005, 86.38% of the Company's paid up equity capital was held in dematerialized form. Trading in equity shares of the Company is permitted only in dematerialized form as per notification issued by the Securities and Exchange Board of India (SEBI).

8.16. Change of Address, Bank Details, Nomination etc.

All the members are requested to notify immediately any change in their address, bank mandate and nomination details to the Company's Registrar and Share Transfer Agents, Integrated Enterprises (India) Limited. Members holding shares in electronic segment are requested to notify the change of address, bank details, nomination etc. to the depository participants (DP) with whom they are having client account for effecting necessary corrections. Any intimation made to the Registrar without effecting the necessary correction with the DP cannot be updated. It is therefore necessary on the part of the shareholders to inform the changes to their DP with whom they have opened account.

8.17. Transfer of unclaimed amounts to Investor Education and Protection Fund (IEP Fund)

During the year, the Company has credited a sum of Rs. 863,124/- in aggregate which comprises of Rs. 786,553/- as unclaimed dividend and Rs. 76,571/- as unclaimed deposit to Investors Education and Protection Fund (IEP Fund) pursuant to Section 205C of the Companies Act, 1956 and the Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001.

8.18. Investors Correspondence may be addressed to :

Mr. Suresh Babu
General Manager - Operations
Integrated Enterprises (India) Limited
"Kences Towers", II Floor, No.1, Ramakrishna Street, North Usman Road, T. Nagar, Chennai - 600 017
Tel : 044 - 2814 0801, 2814 0803, Fax : 044 - 2814 2479. E-mail : sureshbabu@iepindia.com

8.19. Hospital Complexes :

Apollo Hospitals, Chennai
21, Greams Lane, Off. Greams Road, Chennai - 600 006. Tel : 2829 3333 / 2829 1164 / 2829 0200
320, Anna Salai, Nandanam, Chennai - 600 035. Tel : 2433 1741
646, T.H. Road, Tondiarpet, Chennai - 600 081. Tel : 2591 3333
#159, Poonamallee High Road, Chennai - 600 010. Tel : 2821 1111

Madurai
Lake View Road, K.K.Nagar, Madurai-625 020. Tel : 0452 - 2580 199

Aragonda
Aragonda, Thavanampalle Mandal, Chittoor District, Andhra Pradesh. Tel : 08573-283223

Hyderabad
Jubilee Hills, Hyderabad - 500 033. Tel : 040-2360 7777
3-5-871/4/1, Hyderguda, Hyderabad - 500 029. Tel : 040-2338 8338
Plot No.90, P & T Colony, Vikrampuri, Secunderabad - 500 003. Tel : 040-2789 5555
3-6-96/1, Skylane Theatre Lane, Basheer Bagh, Hyderabad - 500 029. Tel : 040-2323 1380

PET-CT Scan Centre
Apollo Hospitals Complex, Jubilee Hills, Hyderabad - 500 033. Tel : 040 - 2360 7777

Vishakapatnam
10-50-80, Waltair Main Road, Vishakapatnam - 530 002. Tel : 0891 - 272 7272

Bilaspur
Lingiyadi Village, Bilaspur - 495 001, Chattisgarh. Tel : 07752-240390 / 243300-07

Ahmedabad
Plot No.1A, GIDC Estate, Bhat Village, Gandhi Nagar, Gujarat - 382 428. Tel : 079-2396 9209

Kolkata
58, Canal Circular Road, Kolkata - 700 054. Tel : 033-2320 5211

New Delhi
Sarita Vihar, Delhi Mathura Road, New Delhi - 110 044. Tel : 011-2682 5858, 2682 5606

Colombo
578, Elvitigala Mawatha, Colombo - 5, Sri Lanka. Tel : 0094114530000

Life Style Centres
105, G.N. Chetty Road, T.Nagar, Chennai - 600 017. Tel : 2827 6410, 2823 9991, 2825 6915
T-95, 3rd Avenue, Anna Nagar, Chennai - 600 040. Tel : 2622 3233, 2622 4504
City Centre, # 445 Mint Street, Chennai 600 079. Tel : 2529 5500, 2529 6081-83
Apollo Dental Clinic, # 56 Greams Road, Chennai - 600 006. Tel : 2829 6605
12 Prithvi Avenue, Alwarpet, Chennai - 600 018. Tel : 2499 6236, 2467 2211 / 2200
Apollo Gleneagles Clinic, # 48/1F, Leela Roy Sarani, Ghariahat, Kolkata - 700 019. Tel : 033 2461 8028 / 8079
City Centre, # 1, Tulsibaug Society, opp. Doctor House, Ellisbridge, Ahmedabad - 380 006. Tel : 079 5530 5800

Auditors' Report

on Corporate Governance

To

The Members,

Apollo Hospitals Enterprise Limited

We have examined the compliance of conditions of Corporate Governance by Apollo Hospitals Enterprise Limited, for the year ended on 31st March 2005, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that generally no investor grievances are pending for a period exceeding one month against the Company as per the records maintained by the Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore
Chennai 600 004

For **M/s. S. VISWANATHAN**
Chartered Accountants

Place : Chennai
Date : 23rd May 2005

V.C. KRISHNAN
Partner
Membership No.: 22167

Management Discussion and Analysis

Industry structure and development

Indian Healthcare Sector

Quality healthcare is vital for the growth of any nation. In fiscal 2002, India spent Rs. 1,030 billion (US$23.6 billion) or 5.2% of its GDP and US$94 per capita on healthcare. While this compares favourably with most other developing countries, which spend between 5 and 7% of their GDP on healthcare, it compares poorly with developing countries such as Thailand, Brazil and South Korea which have per capita of expenditure of US$349, US$453 and US$720, respectively.

There is a significant need for the development of hospital infrastructure and an increase in the number of healthcare professionals in India. India has only 1.5 beds per thousand people, while middle income countries like China, Brazil, Thailand and Korea have an average of 4.3 beds per thousand people. Further, registered doctors number only 1.2 per thousand people (of which 0.5 are registered allopaths) in India, compared to 1.8 in middle and high-income countries.

The healthcare sector in India employs over four million people, which makes it one of the largest service sectors in the economy.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from our competitors.

Integrated healthcare company

We are an integrated healthcare organisation with a comprehensive span of healthcare capabilities, enabling us to provide end-to-end services to patients. Our business enables seamless delivery of services at every level of care - primary, secondary and tertiary - and we are also present in the inter-related business areas of retail pharmacy, TPA for enabling payment mechanisms and human resource development through nursing schools, colleges, hospital management institutes and technical training institutes. Being an integrated company, we are also able to leverage cost efficiencies and benefit from our group bargaining position to obtain better terms from our suppliers and service providers.

Strong brand equity

Since the commencement of our operations in 1983, we have focused on the provision of high quality healthcare at affordable rates, a concept which we believe the Apollo name has become synonymous with. Leveraging upon our brand strength, we have expanded the geographic spread of our operations in India and overseas and have extended the range of services we offer to include primary, secondary and tertiary healthcare services.

For the last two years, The Week magazine has ranked our hospital in Chennai as number two in India. We were also recognised as a 'Super brand of India' in the healthcare sector in both 2003 and 2004 by the Independent Superbrands Council, comprising of India's leading marketing and advertising professionals. Our brand recognition is further highlighted by the large number of hospital beds (1,927) covered by our consultancy service business both in India and overseas.

Tradition of Innovation and leadership

We believe we are widely recognised as the architects of modern healthcare in India. We have been among the first Indian companies to achieve a number of significant milestones, which has served to enhance our reputation and brand. The following are examples of the activities initiated by our group:

- Introduction of the 16 slice positron emission tomography-computed tomography ("PET-CT") system with cyclotron;

- First to set up specialty corporate hospitals in Dhaka, Bangladesh and Colombo, Sri Lanka, providing over 50 specialty care services;
- First to perform liver, multi-organ and cord blood transplant;
- Pioneers in certain orthopaedic procedures such as total hip and knee replacements, the Illizarov procedure and the Birmingham hip resurfacing technique; and
- First to establish a TPA company.

Quality of service

Our quality consciousness and patient-centric approach has improved our operational and clinical efficiency and led to numerous accolades in the medical arena in India. We have implemented clinical governance measures that have gone a long way in ensuring and improving the quality of clinical care at all levels of healthcare provision in Apollo hospitals. We are in the process of obtaining JCI accreditation for all Apollo hospitals and working closely with national bodies in India, such as the Indian Healthcare Federation, to establish a system of credentials for all hospitals in India.

We believe our ability to serve large patient volumes with high service quality is one of our significant strengths.

Strong, enduring relationships with doctors and medical professionals

We believe one of the pillars of our success is our huge talent pool of approximately 1,941 doctors (including 1,060 "fee for service doctors") across 50 specialties, among the largest networks of doctors in India, approximately 2,613 nurses, approximately 1,054 paramedical personnel and approximately 576 executives. Many of our doctors have received qualifications or received training in the United Kingdom, Australia or the United States. Many of our doctors have received accolades, including the Dr. B.C. Roy National award and Padmabushan awards, with certain of our doctors heading international and national medical associations.

Leveraging technology to deliver high quality services at competitive prices

We have consistently invested in medical technology and equipment so as to offer the highest quality healthcare services to our patients. Over the last two years we have invested over Rs. 200 million to purchase new medical equipment for our hospitals in Chennai alone. The availability of sophisticated medical equipment, such as the PET-CT scan ensures that we are among the few healthcare providers in India able to offer advanced healthcare procedures, such as stereo tactic radio surgery and bone marrow transplants, to our patients. Our investment in medical technology and equipment has also enabled us to engage some of the most reputed doctors in India.

Our Business Strategy

Our mission is to continuously improve the quality of healthcare services provided to the communities we serve by creating an environment that recognises the value and contributions of our employees, values excellence in education and research and strives to bring healthcare services of international standards within the reach of every individual. At the same time, we seek to generate strong financial performance and appropriate returns to our investors through disciplined and balanced execution of a comprehensive business strategy that reinforces both quality of care and financial strength.

Our strategy has been to focus on the delivery of quality healthcare services in key locations and develop businesses related to our core competencies, such as franchised clinics, secondary care hospitals, advanced diagnostics, pathology and retail pharmacy. These complimentary businesses lead to substantial synergies. We have also leveraged our intellectual property and domain knowledge through strategic investments in companies such as Apollo Health Street and Family Health Plan. We have also made significant investments in our human capital, to meet both our in-house needs and our consultancy services business, through the establishment of nursing schools and colleges and hospital administration colleges.

Going forward, our business strategy is to focus on consolidation of our position in the Indian healthcare industry and increased emphasis on key growth areas and higher margin services.

We aim to achieve our mission and to grow our business by pursuing the following strategic goals:

Improve revenue per bed day

One of our main focus areas is to improve the revenue per bed day through a combination of initiatives, including:

- *Reducing the average length of stay through increased focus on day surgeries.* Reductions in average length of stay leads to higher patient turnover which we believe will result in improved revenues and margins. With advancements in medical technology, such as improved anaesthesia and less invasive surgery, we are able to treat an increased number of medical conditions on a day surgery basis or with shortened length of stays. We aim to achieve an average length of stay of 4 days in the next five years.

- *Increasing focus on high end acute care.* Many of our hospitals are equipped with technologies and trained clinicians that enable us to offer advanced care in specialties, such as cardiology, oncology, gastroenterology and orthopaedics. We intend to further strengthen our focus on high growth opportunity and technology-driven clinical areas to cater to likely patient mix and changing needs.

Improve occupancy rates

The occupancy of a hospital is a function of conversions of outpatients to inpatients and of direct admissions. We intend to improve our outpatient volume through increased focus on health awareness, regular health screenings in addition to increasing the number of Apollo Information Centres. We also intend to improve direct admissions by expanding our referral doctor network and by gaining market share in the growing health tourism sector by offering customised packages aimed at foreign tourists. In addition, we intend to leverage information technology to facilitate access to our services through online appointment scheduling and online access to patient records for our doctors. As a result of initiatives such as these, we have increased occupancy rates in our hospitals to 68% in fiscal 2005 from 63% in fiscal 2004.

Continue to focus on high end services and quality

According to the CII-McKinsey & Company Report on Healthcare in India (October 2002), there is a huge gap between supply and need for specialty healthcare services with only 5-10% of hospital beds in India in tertiary institutions. Since our inception we have been focused on the provision of quality healthcare services as a driver of long-term growth, helping to build sustainable relationships with patients, doctors and our employees. We intend to strengthen our processes and systems to establish ourselves as a preferred service provider. We are striving to obtain JCI accreditation for all Apollo hospitals providing tertiary care services, to improve quality outcomes and to achieve higher standards of care.

Rapidly expanding pharmacy network

Leveraging the strength of the Apollo brand, we have established one of the largest pharmacy networks in India with 206 pharmacies as of 31 March 2005. We intend to grow our pharmacy business income by adding a further 200 pharmacies in the next 24 months. These pharmacies will be located in select high visibility areas in the cities and towns where we see the greatest potential for success.

Set up a network of secondary care hospitals

We intend to establish a network of secondary care hospitals with approximately 100-125 beds under our "First Med" brand. These hospitals will focus on specific services such as emergency medicine, maternity and general surgery. We believe that these low cost hospitals will allow us to gain market share in the secondary care market which had an estimated value of Rs. 250 billion in 2001 and is likely to reach 800 billion by 2012, growing at a CAGR of 15%. We also believe it will enhance our brand recognition and awareness of the secondary care healthcare services we provide as well as provide opportunities to develop certain of these facilities into specialist tertiary care facilities.

Our Markets

In terms of geographical presence, we have a significant network of hospitals, pharmacies and clinics spread across India, with facilities located in three of India's four metropolitan cities in India (Chennai, New Delhi and Kolkata). Through Lanka Hospitals, our associated company in which we own a 30.66% interest, we also have a presence in Colombo, Sri Lanka, with a 266 bed (350 bed capacity) hospital offering tertiary care services. Our patients come from many parts of India and abroad.

We operate in a comprehensive range of medical service areas, providing primary, secondary and tertiary care services. Our hospitals provide secondary and tertiary services and our clinics and our network of pharmacies provide primary care services.

We have an international presence through our consultancy services business, with consulting assignments and/or management contracts relating to projects located in Bangladesh, Sri Lanka, Kuwait and Nigeria.

Our Services

Together with our associated companies, we provide the following healthcare services:

(i) hospitals;

(ii) retail pharmacies

(iii) consultancy services; and

(iv) other services, including clinical and diagnostic services and MBPO services.

Our group revenues were Rs. 6,621 million and Rs. 5,420 million and group profit after tax was Rs.384 million and Rs. 282 million in fiscal 2005 and 2004 respectively.

To support our businesses, we also provide the following services:

- telemedicine;
- education and training programmes; and
- research.

Hospital Business

We are primarily a hospital service provider, with most of our hospitals offering a broad range of the services commonly available in hospitals, including cardiology, oncology, nephrology, laboratory services, radiology and imaging, maternity and day care, general surgery as well as diagnostic and emergency services. Apollo hospitals also generally provide outpatient services, including consultation for a range of ailments, preventive health screenings, laboratory services, radiology and imaging services.

We have established centres of excellence in a variety of medical disciplines viz, cardiology, oncology, orthopaedics, cosmetic and plastic surgery, critical care medicine and emergency and trauma care. We also offer medical and surgical gastroenterology services, ENT services, obstetrics and gynaecology, paediatrics and radiology services.

We believe that we are able to deliver quality specialty healthcare services at a significantly lower cost to patients than the cost of equivalent services in developed countries such as the United States and the United Kingdom. Even within the Asian region, our costs are competitive as shown below:

Procedure	Thailand	India
Cardiac surgery	US$ 14,250	US$ 4,000
Bone marrow transplant	US$ 62,500	US$ 30,000
Liver transplant	US$ 75,000	US$ 45,000
Orthopaedic surgery	US$ 6,900	US$ 4,500

Source: "India is far cheaper than Thailand". A report by India Brand Foundation in March 2004.

Retail Pharmacy

Our retail pharmacy business is among the largest in India, with a network of 206 outlets as of 31 March 2005. We attribute the success of our pharmacy business largely to the brand value and recognition of the Apollo name. Our pharmacies offer a wide range of medicines, surgical, hospital consumables, health products and general "over-the-counter" products. The mix between over-the-counter products and prescription products is regularly reviewed to ensure a larger range for the consumer and also to keep an appropriate mix of sales and margins. Our hospital based pharmacies form an integral part of our hospital business.

We operate retail pharmacies on a 24-hour basis in various locations with high visibility and revenue potential in addition to having pharmacy outlets in all Apollo hospitals. Our stand-alone pharmacies also offer free home delivery to customers living within a five kilometer radius.

Consultancy Services

Our consultancy services business is among the leading healthcare consulting organisations in our region. We provide pre-commissioning consultancy services which include feasibility studies, strategic planning, infrastructure consultation (functional design and architecture review), human resource recruitment and training and medical equipment consultancy services. We also provide post-commissioning consultancy services which include management contracts (providing for day-to-day operational support), franchising and technical consultation (such as human resource planning and training and the establishment of medical and administrative protocols).

Our international consultancy projects include providing operational management services for establishing and managing radiology and laboratory services for a large hospital in Kuwait, providing operational management services to one of the largest healthcare groups in West Africa and commissioning and management of a tertiary care hospital in Dhaka, Bangladesh.

Fees for our consultancy services are based on the scope of our services and expected length of relationship with the client. Typically, pre-commissioning services are provided for 12 - 36 months whereas post-commissioning services are often provided over a seven-year term. While the terms of our consultancy services contracts vary on a case by case basis, many of the contracts entered into by the Company in the past restrict our ability to provide similar services to other parties, or establish similar hospitals, within the relevant geographical area.

Future Outlook

Market potential

It is expected that changing demographics, disease profiles and rising treatment costs will cause spending on healthcare delivery in India to more than double by 2012. Healthcare spending is estimated to increase to over Rs. 2,000 billion in real terms by 2012. Private healthcare is expected to continue to be the largest component of healthcare spending in 2012 and is likely to more than double from Rs. 690 billion in fiscal 2001 to Rs. 1,560 billion in 2012. This could rise by an additional Rs. 390 billion if health insurance cover becomes available to the rich and the middle class. Public spending could double from Rs. 170 billion in fiscal 2001 if the Government reaches its target spending level of 2% of GDP, up from 0.9%. Coupled with the expected increase in the pharmaceutical market, the total healthcare market in India could increase from Rs. 1,030 billion in fiscal 2001 to Rs. 2,320 - Rs. 3,200 billion by fiscal 2012.

Infrastructure needs

In order to meet the growing demand for healthcare and improve availability of hospital beds and doctors, it is widely acknowledged that India's infrastructure need to be improved significantly. Around 750,000 additional beds will be needed to the existing base of 1.5 million beds to meet increasing demand for inpatient services, bringing the hospital bed to population ratio to 1.9:1,000. It is also estimated that 20% of the additional beds will be required for specialty healthcare needs such as cancer and cardiac diseases.

An additional 520,000 doctors will be required over and above the numbers that will be added through existing medical colleges to reach a ratio of one allopathic practitioner per thousand people. In order to maintain the current doctor:nurse ratio of 1:1.6, an additional 770,000 nurses will have to be trained over and above those who will be trained at current nursing schools.

Creating this infrastructure will require investments of over Rs. 1,000 billion to Rs. 1,400 billion in secondary and tertiary hospitals, medical colleges, nursing schools and hospital management schools.

Risks & Concerns

Competition

Although India faces a significant supply gap in terms of healthcare facilities, the healthcare industry remains competitive. We compete with other hospitals and healthcare providers for patients.

We are the only nationwide provider of healthcare services in India. The majority of our competition is regional and includes Fortis Healthcare Limited, Wockhardt Hospitals and Max Healthcare. In addition, some of the hospitals that compete with us are owned by Governmental agencies or not-for-profit entities supported by endowments and charitable contributions.

The number and quality of doctors on a hospital's staff are important factors in a hospital's competitive advantage. Doctors decide whether a patient is admitted to the hospital and the procedures to be performed. We believe that doctors refer patients to a hospital primarily on the basis of the quality of services it renders to patients and doctors, the quality of other doctors on the medical staff, the location of the hospital and the quality of the hospital's facilities, equipment and employees. Admitting doctors may be on the medical staff of other hospitals in addition to those of our hospitals.

Other factors in a hospital's competitive advantage include operational efficiency, scope and breadth of services and the sustainability of low volume operations in the initial stages of a new investment.

We feel that maintaining and strengthening our human capital would form a critical success factor for us in the future. We have been able to create a large talent pool and strive to enhance it by arranging various programmes, training and encouraging innovative work. We continue to invest in the latest technology and our recent investment in the PET-CT scan imaging system is an example of our effort to stay ahead of the competition. Our hospitals are strategically located to cater to a large population. In addition, our initiatives in telemedicine have allowed us to tap the rural markets.

We believe our strong brand, focus on quality and our continued effort to improve our services will give us a competitive edge in the healthcare industry.

Ethical and Compliance Programme

We have developed a clinical governance programme which focuses on improving the quality of care at all levels. Our clinical governance programme is designed to ensure that clinical practitioners meet recognised standards, such as those issued by the Medical Council of India and the Indian Medical Association, as well as current international practice.

The systems embraced by the clinical governance programme cover four basic dimensions:

(i) professional performance (ii) resource use (iii) risk management (iv) patient satisfaction

The programme is implemented through guidelines and protocols, continuous education, clinical audits, accreditation of hospitals and provider groups and the audit of consumer feedback. The clinical standards committee, risk management committees (clinical and environmental) and patient issues committee monitor clinical governance.

The code of conduct for consultants has been evolved to help us function efficiently and ensure policy and regulatory compliance in all areas of healthcare including reimbursement, cost reporting practices and laboratory operations.

We are also striving to obtain accreditation from JCI on Accreditation of Healthcare Organizations, an international standard of accreditation relating to patient care, for all Apollo hospitals.

Internal Control Systems and their adequacy

The company has a proper and adequate system of internal controls to ensure that all assets are safeguarded, and protected against loss from unauthorized use or disposition, and that transactions are authorized, recorded and reported correctly.

The internal control system is supplemented by extensive internal audits, regular reviews by management and well documented policies and guidelines to ensure reliability of financial and all other records to prepare financial statements and other datas.

The company has independent Internal Audit Department which continuously monitors all the operations of the Company. The Internal Audit Department constantly reviews the system / processes and brings to the notice of the management the recommendations for strengthening the system. The Internal Audit Department reviews the implementation of the recommendations. The Department suggests the methods to have checks and balance for each department.

The Internal Audit Department appraises periodically about its activities and audit findings to the Audit Committee of the Board and the top management.

Discussion on financial performance and results of operations.

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, and Generally Accepted Accounting Principles (GAAP) in India. Our management accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

A. Financial Condition

1. Share Capital

At present, we have only one class of shares - equity shares of par value of Rs.10/- each. Our authorized share capital is Rs. 700 million divided into 60 million equity shares of Rs.10/- each and 1 million cumulative redeemable preference shares of Rs.100/- each. During the year we issued equity shares of 2,079,930 to Maxwell (Mauritius) Pte Ltd., an indirect wholly owned subsidiary of Temasek Holdings (Private) Limited on a preferential allotment basis resulting in a 5% increase in the paid up share capital to Rs.415.98 million from Rs. 395.18 million.

2. Reserves and Surplus

The addition to the share premium of Rs.490.86 million during the year is due to the premium received on issue of 2,079,930 equity shares to Maxwell (Mauritius) Pte Ltd.

Out of the profits for the year Rs. 200 million has been transferred to general reserves and the balance of Rs. 100 million (after providing Rs. 190 million for dividend) has been retained in the profit and loss account.

3. **Fixed Assets**

Gross book value

(Rs. in Million)

As of March 31,	2005	2004	Growth %
Goodwill	0.3	0.3	-
Land	185.4	176.7	4.9
Building	624.7	577.5	8.2
Leasehold building	178.4	170.4	4.7
Medical equipment	2,186.7	1,997.7	9.5
Electrical installation & Generators	399.0	377.6	5.7
Air conditioners	123.9	117.5	5.5
Office equipment	225.1	199.0	13.1
Furnitures & fixtures	274.8	239.1	14.9
Fire fighting equipment	2.8	2.7	3.7
Boilers	1.5	1.5	-
Kitchen equipment	11.6	11.9	-
Refrigerators	9.6	8.3	16.5
Vehicles	80.5	66.3	21.4
Total	4,304.3	3,946.2	9.1
Less : accumulated depreciation & amortization	1,427.7	1,232.2	15.9
Net block	2,876.6	2,714.1	6.0
Add : Capital work-in-progress	41.0	4.5	811.8
Net fixed assets	2,917.6	2,718.6	7.3
Depreciation as % of revenues	3.8%	4.2%	-
Depreciation as % of average gross block	5.3%	5.3%	-
Acc. depreciation as % of gross block #	34.3%	32.7%	-

excluding land

During the year, we added Rs.433 million to our gross block of assets, including investment in medical equipment of Rs.218 million.

4. **Investments**

We have made several strategic investments in the past, notable among them being Indraprastha Medical Corporation Limited (IMCL), The Lanka Hospitals Corporation Limited (LHCL), Apollo Hospitals International Limited (AHIL), Apollo Gleneagles Hospital Limited (AGHL).

We have this year made an investment in Apollo Gleneagles PET-CT Limited (AGPCL), a joint venture where we will ultimately hold 50%. The other 50% will be held by Parkway Group of Singapore. This company will be running the PET/CT Scan Center at Hyderabad.

Total Outstanding investments by us in such companies net of provisioning as at 31st March 2005 is Rs.1,062 million compared to Rs. 910 million as of 31st March 2004.

Our treasury policy also allows us to invest in short-term funds of certain criteria. Accordingly, we had Rs. 169 million invested in liquid mutual funds.

Wholly-Owned Subsidiaries

We have the following wholly owned subsidiaries

1. Unique Home Health Care Limited
2. AB Medical Centres Limited
3. Apollo Health and Lifestyle Limited

Unique Home Health Care Limited

Unique Home Health Care Limited provides about 16,000 hours of home care per week and has 160 nurses under engagement, primarily involved in oncology care at home. It registered a turnover of Rs. 6.02 million and PAT of Rs. 1.26 million for the year ended 31st March 2005. The comparable figures for the previous year were Rs.4.32 million and Rs. 0.51 million respectively.

Apollo Health and Lifestyle Limited

This Company is engaged in the franchising of the Apollo Clinic model.

It has presently 68 franchise contracts of which 19 were entered into in fiscal 2004/05 (17 in fiscal 2003/04)

Of the total franchise clinics so signed up, 37 are operational of which 17 went on stream in 2004/05 (13 in 2003/04).

5. Deferred Tax Liability

We recorded deferred tax liability of Rs. 536 million as on 31st March 2005 compared to Rs. 534 million as on 31st March 2004.

There was a reduction in DTL of Rs. 84 million provided in accounts due to the effect of reduction in tax rates from 35.88% to 33.66% due to the substantive enactment of the Finance Bill, 2005 and lower figure of IT depreciation as compared to last year.

6. Sundry Debtors

Receivables amounted to Rs. 808 million (net of write off of Rs. 31.8 million) as of 31st March 2005 as compared to Rs. 705 million (net of write off & provision of Rs. 42.8 million) as of 31st March 2004. These debtors are considered good and recoverable

The need for provision & write offs is assessed based on various factors including collectibility of specific debts, payment capacity of individual patients. The Company follows a policy of write off of debts as detailed below

Period	% of write off
0-1 year	0%
1-2 years	25%
2-3 years	50%
3 years & above	100%

Debtors are 13.75% of revenues for the current year compared to 14.25% for previous year, representing an outstanding of 50 days and 52 days of revenues for the respective years.

The accrued patients collections as of 31st March 2005 and 2004 amounted to Rs.76.15 million and Rs. 87.80 million respectively.

7. **Cash and Cash Equivalents**

The Cash and bank balances have risen by Rs. 75 million mainly on account of the funds received as premium on private placement of 2,079,930 equity shares with Temasek Holdings, which were not deployed fully in Projects as on balance sheet date.

8. **Loans and Advances**

(Rs. in Million)

As of March 31,	2005	2004
Pre-paid expenses	32.6	28.7
For supply of goods and rendering services	27.2	7.7
Advances for Nursing College, Bilaspur project, Subsidiaries etc.	425.8	344.4
Advance income tax	386.7	296.7
Loans and advances to employees	7.5	2.6
Electricity and other deposits	28.5	25.1
Rental deposits	96.6	83.3
Other assets	16.2	15.5
Total	1,021.1	804.0

9. **Current Liabilities**

(Rs. in Million)

As of March 31,	2005	2004
Sundry creditors		
for goods and services	459.3	519.0
for other liabilities provision for expenses	124.4	94.4
retention money	1.3	1.1
withholding and other taxes payable	15.1	13.6
Others	33.2	60.9
Advance received from clients	46.1	36.9
Unclaimed dividend	10.3	10.0
Total	689.7	735.9

The Company successfully negotiated with its suppliers for a substantial discount on its bulk purchases, in return for a shorter credit period. Thus, the profit margin improved by 1% in the Pharmacy Division due to savings in purchase cost, and the payable reduced by 6 million with more favourable payment terms for the vendors.

10. Provisions

(Rs. in Million)

As of March 31,	2005	2004
Proposed dividend	166.4	138.3
Tax on dividend	23.3	17.7
Income tax	350.3	215.5
Others	13.4	14.5
Total	553.4	386.0

B. Results of Operations

1. Income

Total revenues increased 19% to Rs. 5,956 million in fiscal 2005 from Rs. 4,998 million in fiscal 2004. During fiscal 2005 revenues from healthcare services grew by Rs. 934.4 million, or 18.9% and other revenues grew by Rs. 23.83 million, or 48.5% respectively as compared to fiscal 2004.

Revenues from healthcare services increased 18.9% to Rs. 5,880.54 million in fiscal 2005 from Rs, 4,946.13 million in fiscal 2004. This increase was due primarily to

(i) increased occupancy rates;

(ii) a favourable change in service mix towards higher fees and higher margin services from the cardiology and cardiothoracic, oncology, neurology, orthopaedics and radiology services departments;

(iii) a reduction in the average length of stay of patients, which leads to an increase in capacity turnover;

(iv) increased sales from our hospital-based and stand-alone pharmacies and new retail pharmacies that were opened during fiscal 2004, and

(v) an increase in both pre-commissioning and post-commissioning consultancy projects.

Other revenues increased 48% to Rs. 73 million in fiscal 2005 from Rs. 49.2 million in fiscal 2004.

2. Expenditure

a) Operating expenses

The consumption of materials to turnover was 48.6% in 2005 as against 47.9% in 2004. The marginal rise was due to the higher use of materials like stents which are used in angioplasties.

Power and fuel costs have shown a stable behaviour.

b) Employee Costs

Employees cost encompasses salaries, wages and all other benefits paid to employees working in the Hospital, Pharmacy & Project division. The total Human Resource strength for the year ending March 2005 is 9,091 as against 8,414 for the year ending March 31st 2004.

The increase of 677 employees was imperative due to the addition in the critical care beds, bringing in new value added services viz., two wheeler ambulance, Wellness plus center, 34 new pharmacy outlets & increase in project consultancy programmes.

The actual HR cost for the year ending 2004 was Rs.657 million & Rs.788 million for the year ending 2005.

The increase of Rs.131 Million in HR cost is due to

(a) Addition in Human Resources to support the new services & facilities

(b) Annual increments based on performance; and

(c) Wage settlement for three years encompassing 2,657 employees.

HR function believes in lean and healthy organisation with clear focus on bed to manpower ratio as well as optimum utilization of the human resources.

The bed to man power ratio is 1 : 3.6 and the HR cost is 13.2% of the turnover for the Financial year 2004 - 2005 as against 13.14% for 2003 - 2004

Learning is a mandatory requirement with 50 hours of training for Staff members & 100 hours of training for Executives & Doctors. In order to support Operational Excellence, a number of new HR initiatives have been introduced this year.

c) Administrative & Other Expenses

The nature of administrative expenses includes the following key items, rent, advertisement and publicity, repairs and maintenance, bad debts and traveling & conveyance.

They rose by 16% this year over last year, chiefly due to increase in properties taken on rent, increase in repairs to building and equipment and marginal increase in travelling and conveyance. However as a percentage of revenue this item was 12.8% this year compared to 13% last year.

3. Financial Expenses

Financial Expenses decreased from Rs. 191.60 million to Rs. 155.90 million chiefly due to repayment of high cost loans and fixed deposits.

The Company repaid Rs. 523 million of long term borrowings including Rs. 160 million of fixed deposits.

4. Extraordinary Items

Last year, the company, had provided for an amount of Rs. 20 million on account of diminution in value of investments of its Joint Venture in Dubai. During the year, it was felt that, as there have been no operations it would be in the best interests of the Company to impair the entire investment of Rs. 20 million and also write off the advances for investment of Rs. 72.7 million pertaining to the same joint venture. Accordingly, this year accounts reflect the full impact of the joint venture operations that have ceased.

5. EBIDTA & PAT

The EBIDTA is 20.4% as on 31st March 2005 as against 20.8% as on 31st March 2004. This reflects the increasing share of pharmacy segment over last year. The Pharmacy segment turnover in 2005 was Rs. 2.5 billion compared to Rs. 1.9 billion in 2004 an increase of 30%.

The PAT now stands at Rs. 492 million as against Rs. 371 million an increase of 33% over last year. The net profit margin is therefore now at 8.25% compared to 7.43% the previous year.

(Rs. in Million)

	2005	2004	Growth (%)
PAT before extraordinary items	585.83	394.50	48.50
PAT after extraordinary items	491.83	371.48	32.40
EBIDTA before extraordinary items	1,309.76	1,064.18	23.08
EBIDTA after extraordinary items	1,215.62	1,041.20	16.75

6. Liquidity

The gross cash operating profit increased from Rs. 1 billion in 2004 to Rs. 1.2 billion an increase of 17%. The net cash operating profit decreased by a factor of 12.5% chiefly due to increased investments in working capital in the form of receivables and payments to suppliers.

Cash and Cash equivalents stood at Rs. 219.08 million compared to Rs. 143.5 million last year.

Our policy is to maintain sufficient cash in the balance sheet to fund ongoing capex requirements, the operational expenses and other strategic initiatives for the next one year and to maintain business continuity in case of exigencies.

Our treasury operations resulted in an income of Rs. 4.5 million in 2005 reflecting a yield of 2.67% on funds invested.

Human Resources

Our human resources team strives to align the HR policies with the business goals of the organisation and also help in creating a performance driven culture. An attempt is made to enhance performance through various initiatives such as performance linked to rewards, a transparent and consultative review process, building a high performance work system through self-managed teams. Our organisation has been able to control attrition rates by developing and implementing programmes, policies and practices like diversified training, career planning and passion-based roles for executives, recognition in various forms, mentoring programmes, entertainment, executive coaching, leadership development through employee and management development programmes. Total number of employees increased from 8,414 as of March 31, 2004 to 9,091 as of March 31, 2005.

Cautionary Statement

Statements in this management discussion and analysis describing the company's objectives, projections, estimates and expectations may be 'forward looking statements' within the meaning of applicable laws and regulations. Actual results may differ substantially or materially from those expressed or implied. Important development that could happen after your company's performance include, increase in material costs, technology developments, significant changes in political and economic environment, tax laws and labour relations.

Clinical Governance

Clinical Governance encapsulates a systematic approach to constantly improve standards of patient care and monitor how efficiently the medical and support staff execute their responsibilities. It is an integration and co-ordination of all organizational activities to improve patient care and clinical services.

We have evolved a system to review the quality of everyday care provided to patients. We address quality issues systematically and explicitly.

A. Quality of everyday care provided to the patient

a. Inter Disciplinary Care Team Rounds / Daily Monitoring Rounds

b. Patient Care Record Review

a. Inter Disciplinary Care Team Rounds

These are undertaken by the Medical Officer, Nursing Supervisor, Guest Relation Personnel (Floor Co-ordinator), and the Housekeeping / F&B representative on a daily basis. We have one team for each floor. This team visits all the patients who are admitted on that day, patients who are to be discharged on that day and also those patients who have any specific issues to be addressed (identified by the ward nurse).

b. Patient Care Record Review

i. Open Record Review - monitoring of documentation while the patient is in the hospital and taking corrective action as and when required.

ii. Closed Record Review - monitoring of documentation after the patient has been discharged and ensuring complete medical records

B. Systematic Critical Review of the Quality of Clinical Practice

Collaborative Governance

This provides a systematic critical review of quality clinical practices by a multi disciplinary team to improve the outcome for the patients. Each committee has Senior Consultants as members.

1. Academic Council Committee
2. Credentials Committee
3. Disaster Management Committee
4. Ethics Committee
5. Infection Control Committee
6. Medical Audit Committee
7. Medical Records Committee
8. O T Committee
9. Pharmacy Committee
10. Safety Committee
11. Sentinel Events Analysis Committee
12. Transfusion Committee

13. Transplant Committee
14. Resuscitation Review Committee

As part of our Quality Improvement Programme, we have evolved a "Apollo Clinical Excellence" model, which tracks quality indicators.

Quality Indicators

a. Process Indicators

1. Completion of assessment by doctors and nurses within specified time
2. Radiology film wastage
3. No. of cases of delayed reporting
4. No. of cases of delays in drug despatch
5. Adverse drug reaction
6. Post operative haemorrhage and haematoma
7. Obstetrics trauma
8. Unexpected anaesthetic complications
9. Transfusion reactions

b. Outcome Indicators

1. No. of CABG on beating heart
2. CABG mortality
3. Acute MI mortality
4. GI haemorrhage mortality
5. In-patient neonatology mortality

Infection Indices

1. Respiratory tract
2. Urinary tract
3. Intravascular invasive devices
4. Surgical wounds

Primary Statistics

1. No. of admissions
2. ALOS
3. No. of discharges
4. Patient days
5. No.of blood samples
6. No. of blood units utilized
7. No. of radiology procedures
8. No. of surgeries
9. No. of CABGs
10. Total ventilator days
11. Total catheter days
12. Total central line days
13. No. of deaths
14. No. of live births

Auditors' Report

to the members

1. We have audited the Attached Balance Sheet of APOLLO HOSPITALS ENTERPRISE LIMITED as at 31st March 2005, and the related Profit and Loss Account of the Company for the year ended on that date annexed thereto and the cash flow statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We have also considered the independent audit observations of the divisional auditors for the Pharmacy & Projects Division, Hyderabad Division and Bilaspur Division for forming an opinion on the accounts for the respective Divisions.

4. As required by the Companies (Auditor's Report) order 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004, issued by the Government of India, in terms of Section 227(4A) of the Companies Act, 1956, and on the basis of such checks as we considered appropriate and according to the information and explanations given to us , we set out in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.

5. In the absence of any notification from the Central Government with respect to the Cess payable under Section 441(A) of the Companies Act, 1956, no quantification is made. Hence, no opinion is given on Cess unpaid or paid is given, as per the provisions of Section 227(i)(g) of the Companies Act, 1956.

6. Further to our comments in the Annexure referred to in paragraph 4 above, we report that:

   (i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

   (ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books;

   (iii) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (iv) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards specified by the Institute of Chartered Accountants of India, referred to in subsection (3C) of Section 211 of the Companies Act, 1956;

(v) On the basis of written representations received from the Directors, as on March 31st ,2005 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31st 2005 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956, and

(vi) In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon and attached thereto, give the information required by the Companies Act, 1956, in the prescribed manner and also give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of Balance Sheet, of the State of Affairs of the Company as on 31st March 2005;

(b) in the case of the Profit and Loss Account, of the PROFIT for the year ended on that date; and

(c) in the case of the Cash Flow Statement , of the cash flows for the year ended on that date.

17, Bishop Wallers Avenue (West),
CIT Colony, Mylapore,
Chennai 600 004.

For **M/s. S. VISWANATHAN**
Chartered Accountants.

Place : Chennai
Date : 23rd May 2005

V.C. KRISHNAN
Partner.
Membership No.: 22167

Annexure

to the Auditors' Report

(i) a) The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets.

b) The Fixed Assets of the Company have been physically verified and reconciled by the Management during the year and no material discrepancies were noticed on such verification.

c) The Fixed Assets that have been sold /disposed off during the year do not constitute a substantial part of the total Fixed Assets of the Company. Hence the going concern concept has not been affected.

(ii) a) Stock of stores, spare parts, consumables, chemicals and medicines are being physically verified at reasonable intervals by the management.

b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of stores, spare parts, consumables, chemicals & medicines followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

c) In our opinion and according to the information and explanations given to us, the discrepancies noticed between the physical stocks as verified and book records were not material, and the same have been properly dealt with in the books of account.

(iii) a) The Company has not granted any loans, secured or unsecured, to Companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956.

b) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956.

(iv) In our opinion and according to the information and explanations given to us, and having regard to the explanation that some of the items purchased are of special nature and suitable alternatives do not exist for obtaining comparable quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, medicines including components and Fixed Assets and for sale of goods and services. During the course of our audit, we have not observed any major weaknesses in internal controls.

(v) a) In our opinion , the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to maintained under that section.

b) In our opinion the transactions in pursuance of such contracts or arrangements have been made at prices which are reasonable, having regard to the prevailing market prices.

(vi) In our opinion and according to the information and explanations given to us, the Company has complied with the directive issued by the Reserve Bank of India and provisions of Section 58A, Section 58AA or any other provisions of the Companies Act 1956 and Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public including unclaimed deposits matured in earlier years that are outstanding during the year. To the best of our knowledge and according to the information and explanations given to us no order has been passed by the Company Law Board , National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal.

(vii) The Company has firms of Chartered Accountants / Private Limited Company as Internal Auditors for its various Divisions and pharmacies. On the basis of the reports submitted by them to the management, in our opinion, the internal audit system is reasonable having regard to the size and nature of its business.

(viii) According to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 for any of the activities of the Company.

(ix) a) According to the information and explanations given to us, the Company is regular in depositing with appropriate authorities undisputed statutory dues including, Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Service tax , Customs Duty, Cess and other statutory dues applicable to it. To the best of our knowledge and according to the information and explanations given to us, there are no arrears of outstanding, statutory dues as at 31st March 2005 for a period of more than six months from the date they became payable. To the best of our knowledge and belief and according to the information and explanations given to us , Wealth tax and Excise duty are not applicable to this Company.

b) According to the information and explanations given to us, there are no dues disputed with respect to Cess and Service tax. According to the information and explanations given to us, details of dues of Sales tax, Income tax and Customs duty which have not been deposited on account of any dispute are given below,

Particulars	Financial years to which the matters pertain	Forum where dispute is pending.	Amount (Rs.)
Sales tax	1988-89	Tamil Nadu General Sales Tax Joint Commissioner	20,265
	1989-90	Appellate Assistant Commissioner	30,527
	1990-91	Sales tax Appellate Tribunal Andhra Pradesh General Sales Tax	35,968
	2001-02	Deputy Commissioner	462,766
	2003-04	Assessing Officer	465,399
		Appellate Assistant Commissioner Delhi Sales Tax	622,160
	2002-03	Deputy Commissioner (Delhi) (Also refer Schedule'J' Clause (3)(f)((ii))	173,549
Customs duty	1996,1997	Before Assistant collector of customs, Chennai and Hyderabad. (Also refer Schedule'J' Clause (3)(d)	99,700,026
Income tax	Assessment Year		
	1996-97	Commissioner of Income Tax (Appeals)	15,14,113
	1996-97	Commissioner of Income Tax (Appeals)	4,007,952
	1997-98	Commissioner of Income Tax (Appeals)	1,762,587
	1999-2000	Commissioner of Income Tax (Appeals)	24,531,417
	2002-03	Commissioner of Income Tax (Appeals)	14,313,859

(x) According to the information and explanations given to us, the company has no accumulated losses as at 31st March 2005. The company has also not incurred cash losses in such financial year and in the immediately preceding financial year.

(xi) According to the information and explanations given to us, the Company has not defaulted in repayment of any dues to financial institutions, banks and debenture holders.

(xii) According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) According to the information and explanations given to us, the company is not a Chit Fund, Nidhi, Mutual Fund or Society and hence Clause (xiii) of the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order, 2004 is not applicable to the company

(xiv) According to the information and explanations given to us, the company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, clause (xiv) of the order is not applicable.

(xv) In our opinion and according to the information and explanations given to us, the Company has given guarantees for loans taken by subsidiaries from banks and financial institutions, the terms and conditions whereof are not prejudicial to the interest of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the Company has availed term loans and were applied for the purpose for which the loans were obtained.

(xvii) In our opinion and according to the information and explanations given to us, the Company has not used any short term funds to pay off long term investments.

(xviii) According to the information and explanations given to us, the Company has not made any preferential allotment of shares to parties and companies, covered in the Register maintained under Section 301 of the Companies Act, 1956.

(xix) According to the information and explanations given to us, the Company has created securities and created a charge for debentures issued.

(xx) According to the information and explanations given to us, the Company has not raised any money, by public issue, during the year.

(xxi) According to the information and explanations given to us, by the Company, no fraud on or by the Company has been noticed or reported, during the year.

17, Bishop Wallers Avenue (West),
CIT Colony, Mylapore,
Chennai 600 004.

For **M/s. S. VISWANATHAN**
Chartered Accountants.

Place : Chennai
Date : 23rd May 2005

V.C. KRISHNAN
Partner.
Membership No.: 22167

Balance Sheet

as at 31st March 2005

		Schedule	31.03.2005		31.03.2004	
			Rs.	Rs.	Rs.	Rs.
1.	Sources of Funds					
	(i) Share holders' Funds					
	(a) Share capital	A	415,986,180		395,186,880	
	(b) Reserves & Surplus	B	2,862,213,464	3,278,199,644	2,071,555,641	2,466,742,521
	(ii) Loan Funds					
	(a) Secured Loans	C	1,058,858,176		916,261,993	
	(b) Unsecured Loans	D	317,384,000	1,376,242,176	647,625,224	1,563,887,217
	(iii) Deferred Tax Liability			535,649,884		534,498,611
	Total			**5,190,091,704**		**4,565,128,349**
2.	Application of Funds					
	(i) Fixed Assets	F				
	(a) Gross Block		4,304,258,110		3,946,247,611	
	(b) Less: Depreciation		1,427,712,198		1,232,187,391	
	(c) Add: Capital Work in progress		41,034,904		4,495,248	
	(d) Net Block			2,917,580,816		2,718,555,468
	(ii) Investments	G		1,062,670,972		909,703,681
	(iii) Current Assets, Loans & Advances	H				
	(a) Current Assets					
	(i) Inventories		371,247,722		332,233,960	
	(ii) Sundry Debtors		808,181,529		722,483,822	
	(iii) Cash and bank balances		219,098,299		143,559,640	
	(b) Loans & Advances		1,021,094,526		804,005,122	
			2,419,622,076		2,002,282,544	
	Less:					
	Current Liabilities & Provisions	E				
	(a) Current Liabilities		689,743,243		735,857,902	
	(b) Provisions		553,386,010		386,040,967	
			1,243,129,253		1,121,898,869	
	Net Current Assets			1,176,492,823		880,383,675
	(iv) Misc. Expenditure (To the extent not written off or adjusted)	I		33,347,093		56,485,525
	Total			**5,190,091,704**		**4,565,128,349**

Schedules 'A' to 'I' and notes in Schedule 'J' form part of this Balance Sheet

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 23rd May 2005

S K Venkataraman
Chief Financial Officer & Company Secretary

For and on behalf of the Board of Directors
Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Profit & Loss Account

for the year ended 31st March 2005

	Schedule	31.03.2005 Rs.	31.03.2004 Rs.
Income			
Income from Healthcare Services		**5,956,113,509**	4,997,655,398
Expenditure			
(a) Operative expenses	I	3,186,488,925	2,641,844,764
(b) Payments to and provisions for employees	II	788,083,881	657,039,454
(c) Administration and other expenses	III	765,900,732	657,548,399
(d) Financial expenses	IV	155,945,479	191,609,759
(e) Preliminary & Other Expenses Incl. Public Issue		2,679,000	3,431,043
(f) Deferred revenue expenditure		22,259,432	26,417,295
Total		**4,921,357,449**	4,177,890,714
Profit Before Depreciation & Tax		**1,034,756,060**	819,764,684
Less: Depreciation		226,432,765	210,604,837
Less: Provision for loss on Investment		21,363,448	22,982,538
Less: Extraordinary items		72,780,182	-
Profit Before Tax		**714,179,665**	586,177,309
Less: Provision for taxation		221,193,854	129,112,939
Less: Deferred tax		1,151,273	85,584,431
Profit After Tax		**491,834,538**	371,479,939
Surplus in Profit & Loss account brought forward		221,510,881	139,514,235
Amount available for Appropriations		**713,345,419**	510,994,174
Appropriations			
Dividend		166,394,472	138,315,408
Dividend tax payable		23,336,825	17,721,662
Expenses relating to earlier years		2,308,898	3,011,321
Income tax paid relating to earlier years		-	5,434,902
Transfer to general reserve		200,000,000	125,000,000
Balance of profit in Profit & Loss a/c		321,305,224	221,510,881
Total		**713,345,419**	510,994,174
Basic and diluted earnings per share face value of (Rs. 10/-)		**12.12**	9.40

Schedules 'I' to 'IV' and notes in Schedule 'J' form part of this Profit and Loss Account

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 23rd May 2005

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors
Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Schedules

to Balance Sheet

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (A)				
Share Capital				
Authorised				
60,000,000 Equity Shares of Rs. 10/- each		600,000,000		600,000,000
1,000,000 10% Redeemable Cumulative Preference Shares of Rs. 100/- each		100,000,000		100,000,000
		700,000,000		700,000,000
Issued				
a) 41,865,127 equity shares of Rs. 10/- each		418,651,270		397,851,970
Subscribed and Paid up				
b) 41,598,618 equity shares of Rs. 10/- each *				
*Includes 2,079,930 shares allotted on preferential basis during the year 2004-05		415,986,180		395,186,880
*Includes 918,298 shares allotted on conversion of first 2 years interest on debentures at 20% on the face value of Debentures and 20,812,231 equity shares allotted to the shareholders of amalgamated companies for consideration other than cash.				
SCHEDULE (B)				
Reserves & Surplus				
A. Capital Reserve				
Profit on forfeited shares		414,120		414,120
B. Capital Redemption Reserve		60,022,900		60,022,900
C. Share Premium				
Balance as per last Balance Sheet	1,279,919,070		1,279,919,070	
Add: Additions	490,863,480		-	
		1,770,782,550		1,279,919,070
D. General Reserve				
Balance as per last Balance Sheet	307,643,566		182,643,566	
Less: Impairment loss *	-		-	
Add: Transferred during the Year	200,000,000		125,000,000	
		507,643,566		307,643,566
* Refer clause 1(M) in schedule J				
C/f		**2,338,863,136**		1,647,999,656

		31.03.2005		31.03.2004	
		Rs.	Rs.	Rs.	Rs.
	B/f		**2,338,863,136**		1,647,999,656
E.	**Other Reserves**				
	(i) Investment allowance reserve		7,626,657		7,626,657
	(ii) Foreign exchange fluctuation reserve		186,595		186,595
	(iii) Debenture Redemption Reserve *		176,385,710		176,385,710
	(iv) Profit & Loss Account		321,305,224		221,510,881
	(v) Capital reserve		17,846,142		17,846,142
	Total		**2,862,213,464**		2,071,555,641

* Refer clause 13 in schedule J

SCHEDULE (C)

Secured Loans

A.	**Non-convertible Debentures**				
	i) 10.8% Debentures		250,000,000		250,000,000
	ii) 8.57% Debentures		200,000,000		200,000,000
	iii) 7.27% Debentures		100,000,000		100,000,000
B.	**Loans and Advances From Banks**				
	i) Cash credit		29,421,479		28,465,820
	ii) UTI BANK LTD		66,000,000		106,000,000
	iii) IDBI		-		6,750,000
	iv) UTI BANK LTD		52,500,000		82,500,000
	v) ECB (Bank of Bahrain & Kuwait)		122,584,000		136,140,000
	vi) Indian Bank	110,145,000		-	
	vii) HDFC Bank Ltd	125,000,000		-	
	Add: Interest accrued and due	1,318,539	236,463,539	-	-
C.	**Other Loans & Advances**				
	i) Hire purchase loans		-		154,075
	ii) Housing Development Finance Corporation		1,889,158		6,252,098
	Total		**1,058,858,176**		916,261,993

Refer clause 4 & 5 in Schedule'J' for details & security

	Schedule	31.03.2005 Rs.	31.03.2005 Rs.	31.03.2004 Rs.	31.03.2004 Rs.
SCHEDULE (D)					
Unsecured Loans					
A) Fixed Deposits					
i) Others			217,384,000		377,579,641
B) Short Term Loans & Advances					
i) Other Loans & Advances					
a) Short term loans from SBI			100,000,000		-
b) Short term loans from HDFC			-		169,995,583
c) Short term loans from SBM			-		100,000,000
ii) From Others			-		50,000
Total			**317,384,000**		647,625,224
SCHEDULE (E)					
Current Liabilities & Provisions					
A) Current Liabilities					
i) Acceptances			74,969,908		133,229,646
ii) Sundry Creditors *					
a) For goods		263,214,063		271,751,267	
b) For Expenses		51,124,994		60,215,608	
c) For Capital Goods		32,524,581		35,522,390	
d) For others		37,511,122		18,266,035	
			384,374,760		385,755,300
iii) Advances					
a) Inpatient deposits		46,071,604		36,862,010	
b) Rent		3,329,100		269,000	
c) Others		5,384,656		5,060,075	
			54,785,360		42,191,085
iv) Unpaid Dividend			10,318,447		10,008,193
v) Unclaimed Deposits			3,841,641		14,574,000
vi) Other liabilities					
a) Tax Deducted at source		15,056,642		13,609,144	
b) Retention money on capital contracts		1,257,520		1,082,941	
c) Outstanding expenses		124,394,039		94,394,696	
			140,708,201		109,086,781
Interest accrued but not due			20,744,926		41,012,897
			689,743,243		735,857,902
B) Provisions					
a) For Taxation		373,644,017		233,191,456	
b) For Dividend					
Equity Shares		166,394,472		138,315,408	
c) Bonus		8,593,914		9,969,437	
d) Staff Benefits		4,753,607		4,564,666	
			553,386,010		386,040,967
Total			**1,243,129,253**		1,121,898,869

* Refer clause 18 in schedule J

SCHEDULE - (F)
Fixed Assets

Sl. No.	Description	GROSS BLOCK				DEPRECIATION BLOCK				NET BLOCK	
		As on 31.03.2004 Rs.	Additions Rs.	Deletions Rs.	As on 31.03.2005 Rs.	Upto 31.03.2004 Rs.	For the year (withdrawn) Rs.	For the year Deletions Rs.	Total as on 31.03.2005 Rs.	As on 31.03.2005 Rs.	As on 31.03.2004 Rs.
1	Goodwill	256,000	30,000	-	286,000	-	-	-	-	286,000	256,000
2	Land *	176,689,778	8,744,266	-	185,434,044	-	-	-	-	185,434,044	176,689,778
3	Buildings	577,469,798	47,204,873	-	624,674,671	109,740,762	13,412,883	-	123,153,645	501,521,025	467,729,036
4	Leasehold Building * *	170,413,043	7,997,951	-	178,410,994	21,587,888	6,715,533	-	28,303,421	150,107,573	148,825,155
5	Medical equipment & Surgical instruments	1,997,649,364	218,076,266	29,043,645	2,186,681,985	711,683,557	132,404,719	28,257,477	815,830,799	1,370,851,186	1,285,965,807
6	Electrical Installations & Generators	345,730,017	21,408,962	-	367,138,979	122,305,191	17,553,629	-	139,858,820	227,280,159	223,424,826
7	Airconditioning plant & airconditioners	117,450,393	6,599,236	185,520	123,864,109	37,802,234	10,241,500	52,081	47,991,653	75,872,456	79,648,159
8	Office equipment	199,022,047	27,087,571	995,214	225,114,404	84,434,301	21,381,126	284,304	105,531,123	119,583,281	114,587,746
9	Furniture & Fixtures	239,108,929	36,452,567	739,622	274,821,874	99,994,901	15,904,429	127,033	115,772,297	159,049,578	139,114,028
10	Fire fighting equipment	2,659,861	167,180	-	2,827,041	1,591,359	269,410	-	1,860,769	966,272	1,068,502
11	Boilers	1,470,798	-	-	1,470,798	770,758	37,185	-	807,943	662,855	700,040
12	Kitchen equipment	11,923,648	703,152	1,050,000	11,576,800	3,874,548	648,336	1,050,000	3,472,884	8,103,916	8,049,100
13	Refrigerators	8,261,525	1,360,866	-	9,622,391	1,798,347	409,201	-	2,207,548	7,414,843	6,463,178
14	Vehicles	66,321,430	16,538,824	2,347,214	80,513,040	27,622,982	6,958,439	1,137,063	33,444,358	47,068,682	38,698,448
15	Wind electric generator	31,820,980	-	-	31,820,980	8,980,563	496,375	-	9,476,938	22,344,042	22,840,417
16	Work-in-progress	4,495,248	41,034,904	4,495,248	41,034,904	-	-	-	-	41,034,904	4,495,248
	Total	**3,950,742,859**	**433,406,618**	**38,856,463**	**4,345,293,014**	**1,232,187,391**	**226,432,765**	**30,907,958**	**1,427,712,198**	**2,917,580,816**	**2,718,555,468**
	Previous year	**3,668,236,468**	**358,914,328**	**76,407,937**	**3,950,742,859**	**1,061,446,007**	**210,604,837**	**39,863,453**	**1,232,187,391**	**2,718,555,468**	**2,606,790,462**

* Refer clause 1 (F) (b) of schedule J * * Refer clause 1 (D) (v) of schedule J

	Face Value Rs.	31.03.2005 No. of Equity Shares	31.03.2005 Value Rs.	31.03.2004 No. of Equity Shares	31.03.2004 Value Rs.
SCHEDULE (G)					
Investments					
Non-Trade Investments (At Cost)					
1. Investment in Government Securities					
National Savings Certificate		-	94,800	-	35,800
2. Quoted:					
(a) Long Term - Others :					
Indraprastha Medical Corporation Limited Market Value as on 31.03.2005 Rs. 30.65 Per share	10	13,132,457	139,978,412	13,132,457	139,978,412
The Lanka Hospitals Corporation Ltd (Quoted in Colombo stock exchange) Market Value as on 31.03.2005 SLR 17 Per share	10 (SLR)	48,015,000	267,298,432	48,015,000	267,298,432
(b) Short Term - Others :					
Reliance Mutual Fund Market Value as on 31.03.2005 Rs. 10.07 Per unit		3,794,182	38,202,476	-	-
Franklin Templeton Investments Market Value as on 31.03.2005 Rs. 10.03 Per unit		2,738,175	27,454,313	-	-
Kotak Mahindra Mutual Fund Market Value as on 31.03.2005 Rs .10.01 Per unit		5,014,507	50,184,180	-	-
Canbank Mutual Fund Market Value as on 31.03.2005 Rs. 10.04 Per unit		4,980,199	50,006,178	-	-
HDFC Floating Rate Incom Fund Market Value as on 31.03.2005 Rs. 10.04 Per unit		25,809	259,112	-	-
HDFC Cash Mngt Fund Savings Plan Market Value as on 31.03.2005 Rs. 13.79 Per unit		4,160	57,356	-	-
HDFC Cash Mngt Fund Savings Plan Market Value as on 31.03.2005 Rs. 10.64 Per unit		7,597	80,807	-	-
Prudential ICICI Liquid plan Inst-Daily Dividend Market Value as on 31.03.2005 Rs. 11.85 Per unit		264,749	3,137,331	-	-
Prudential ICICI Floating Rate plan B short term -Daily Dividend Option Market Value as on 31.03.2005 Rs. 10.00 Per unit		3,248	32,480	-	-
Prudential ICICI Liquid plan -Daily Dividend Market Value as on 31.03.2005 Rs. 11.85 Per unit		1,065	12,616	-	-
Birla Sun Life Mutual Fund Market Value as on 31.03.2005 Rs. 10.80 Per unit		18,689	201,892	-	-
Birla Sun Life Mutual Fund Market Value as on 31.03.2005 Rs. 16.37 Per unit		1,775	29,058	-	-
	C/f		**577,029,443**		407,312,644

	Face Value Rs.	31.03.2005 No. of Equity Shares	31.03.2005 Value Rs.	31.03.2004 No. of Equity Shares	31.03.2004 Value Rs.
	B/f		**577,029,443**		407,312,644
3. Unquoted					
(a) Long Term - Others :					
Universal quality services, Dubai	1,000 (DHS)	-	-	3,332	21,363,448
Pinakini Hospitals Limited	10	161,440	1,224,200	161,440	1,224,200
Kurnool Hospitals Enterprise Limited	10	151,200	1,732,500	151,200	1,732,500
Family Health Plan Limited	10	490,000	4,900,000	490,000	4,900,000
Apollo Gleneagles Hospital Limited	10	23,275,197	79,121,930	20,775,197	54,121,930
(b) Long Term - Subsidiaries :					
Unique Home Health Care Limited	10	823,012	7,400,000	823,012	7,400,000
Apollo Health Street Limited	10	6,100,000	61,000,000	6,100,000	61,000,000
Apollo Hospitals International Limited	10	22,330,000	223,300,000	22,330,000	223,300,000
AB Medical Centres Limited	1,000	16,800	21,799,899	16,800	21,799,899
Apollo Health & Lifestyle Limited	10	1,500,000	15,000,000	1,500,000	15,000,000
(c) Short Term - Others :					
NIS Sparta Limited	10	-	-	60,000	2,430,052
4. Advance for Investments in shares for various projects under construction			70,163,000		88,119,008
Total Investments			**1,062,670,972**		909,703,681

	31.03.2005 Rs.	31.03.2005 Rs.	31.03.2004 Rs.	31.03.2004 Rs.
SCHEDULE (H)				
Current Assets, Loans & Advances				
A. Current Assets				
a. Inventories (at cost)				
i) Medicines	212,332,032		173,916,161	
ii) Stores, spares	43,320,333		49,911,650	
iii) Lab Materials	4,627,685		5,950,128	
iv) Surgical Instruments	57,780,946		54,341,423	
v) Other Consumables	53,186,726		48,114,598	
(As taken, certified, and valued by management)		371,247,722		332,233,960
b. Sundry Debtors (Refer clause 14 in schedule J)				
a) Debtors Outstanding for a period exceeding six months	238,427,326		277,669,460	
b) Others	569,754,203		444,814,362	
Less : provision for Bad debts	-	808,181,529	-	722,483,822
c. Cash and Bank Balances				
a) Cash on hand	11,498,409		11,106,361	
b) In current A/C with scheduled banks	196,788,084		115,258,862	
c) In Deposit A/C with scheduled banks	10,811,806		17,194,417	
		219,098,299		143,559,640
C/f		**1,398,527,550**		1,198,277,422

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
B/f		**1,398,527,550**		1,198,277,422
B. Loans and Advances				
(Refer clause 14 in schedule J)				
a. Advances				
a) For capital items	7,251,991		758,852	
b) To suppliers	19,984,514		6,934,232	
c) Other advances	337,188,006		267,968,205	
d) Staff advances	7,541,836		2,610,110	
b. Subsidiaries				
a) Unique Home Health Care Limited	294,391		244,427	
b) Apollo Health Street Limited	2,283,683		6,364,822	
c) Apollo Health & Lifestyle Limited	42,126,084		41,998,101	
d) A B Medical Centres Limited	16,805,911		17,686,731	
e) Apollo Hospitals International Limited	27,069,270		10,152,828	
		460,545,686		354,718,308
c. Advance tax		325,826,034		240,826,034
d. Deposits				
a) With Government	28,526,101		25,056,188	
b) With others	96,626,792		83,272,285	
		125,152,893		108,328,473
e. Prepaid expenses		32,567,750		28,653,487
f. Rent receivables		1,945,593		2,194,106
g. Service charges receivables		4,753,950		1,756,912
h. Tax deducted at source		60,841,005		55,914,288
i. Interest receivable		6,805,702		10,268,514
j. Franchise Fees Receivable		915,463		-
k. Royalty Receivable		1,740,450		1,345,000
Total		**2,419,622,076**		2,002,282,544

SCHEDULE (I)

Miscellaneous Expenditure

(To the extent not written off or adjusted)

a) Preliminary & Other Expenses including commission, brokerage underwriting of subscription of shares and debentures		8,875,000		11,554,000
b) Deferred Revenue Expenditure		24,472,093		44,931,525
Total		**33,347,093**		56,485,525

Schedules

to Profit & Loss Account

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - (I)				
Operative Expenses				
(a) Materials Consumed				
Opening stock	310,796,063		270,277,971	
Add:				
Purchases	2,925,558,656		2,431,215,627	
Customs Duty	1,483,248		3,058,144	
Freight Charges	3,553,541		2,796,486	
	3,241,391,508		2,707,348,228	
Less: Closing stock	345,746,397		310,796,063	
		2,895,645,111		2,396,552,165
(b) Fees to Consultants		996,250		793,684
(c) Power & Fuel		193,651,007		181,324,395
(d) House Keeping expenses		70,939,718		37,348,466
(e) Water charges		25,256,839		25,826,054
Total		**3,186,488,925**		2,641,844,764
SCHEDULE - (II)				
Payments to and Provisions for Employees				
(a) Salaries & Wages		671,730,764		549,948,441
(b) Contribution to Provident Fund		36,551,903		32,049,437
(c) Employee State Insurance		2,426,899		1,514,233
(d) Gratuity		11,244,737		10,142,558
(e) Staff Welfare expenses		49,313,075		49,723,250
(f) Staff Education & Training		8,222,589		3,692,098
(g) Bonus		8,593,914		9,969,437
Total		**788,083,881**		657,039,454

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - (III)				
Administrative & Other Expenses				
(a) Rent		146,197,205		100,002,668
(b) Rates & Taxes		21,175,580		20,950,261
(c) Printing & Stationery		55,908,909		42,465,457
(d) Postage & Telegram		10,195,920		17,500,281
(e) Insurance		15,019,917		16,448,769
(f) Directors Sitting Fees		315,000		240,000
(g) Advertisement, Publicity & Marketing		60,288,683		86,989,604
(h) Traveling & Conveyance		72,383,265		63,436,652
(i) Subscriptions		1,676,402		2,139,130
(j) Security Charges		15,680,658		13,890,582
(k) Legal & Professional Fees		38,721,959		33,339,303
(l) Entertainment		5,486,976		5,109,514
(m) Hiring Charges		3,101,153		2,973,891
(n) Seminar Expenses		895,387		296,006
(o) Audio & Video Charges		10,875,869		10,053,010
(p) Telephone Expenses		21,684,727		9,426,662
(q) Books & Periodicals		3,282,529		2,587,370
(r) Miscellaneous Expenses		13,811,755		12,091,017
(s) Bad Debts Written off		31,853,566		42,846,730
(t) Donations		5,918,637		479,781
(u) Audit fee		1,218,394		1,012,723
(v) Repairs & Maintenance				
i. Building	72,206,697		45,759,486	
ii. Equipments	117,502,183		92,950,269	
iii. Vehicles	9,190,871		3,004,596	
iv. Office Maintenance & others	29,171,974	228,071,725	29,893,103	171,607,454
(w) Loss on sale of Investment		-		137,093
(x) Loss on sale of assets		1,260,769		911,151
(y) Royalty Paid		875,747		613,290
Total		**765,900,732**		657,548,399
SCHEDULE - (IV)				
Financial Expenses				
(a) Interest on				
i. Fixed Loans	60,095,257		101,926,951	
ii. Fixed Deposits	28,280,010		45,469,072	
iii. Debentures	51,359,753		28,628,295	
iv. Other unsecured loans	-		3,793	
		139,735,020		176,028,111
(b) Bank Charges		11,340,818		8,915,162
(c) Brokerage & Commission		767,865		1,189,608
(d) Leasing Charges		4,101,776		5,476,878
Total		**155,945,479**		191,609,759

Schedule-J

ACCOUNTING POLICIES & NOTES FORMING PART OF ACCOUNTS

1. ACCOUNTING POLICIES

A. Basis of Preparation of Financial Statements

The financial statements are prepared under the historical cost convention under accrual method of accounting and as a going concern, in accordance with the Generally Accepted Accounting Principles (GAAP) prevalent in India and the Mandatory Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI) and according to the provisions of the Companies Act, 1956.

B. Inventories

1. The inventories of all medicines, medicare items traded and dealt with by the Company are valued at cost.
2. Stock of provision, stores, stationery and housekeeping items are stated at cost applying the FIFO method.
3. Surgical instruments, linen, crockery and cutlery are subject to 1/3 write off.
4. Imported Inventory:

   (i) Stocks already paid for are accounted for at the exchange rates prevailing at the respective dates of payment.(Refer point No.27 in the Notes forming Part of Accounts.)

   (ii) Stocks for which payments were still outstanding on 31st March 2005 are accounted for at the applicable exchange rates prevailing on that date.

C. Prior Period Items

Prior period expenses and income are separately identified, classified, and dealt with as required under Accounting Standard 5 on 'Net Profit or Loss for the Period, Prior Period Items and Changes in Accounting Policies' issued by the Institute of Chartered Accountants of India.

D. Depreciation and Amortisation

(i) Depreciation has been provided

On assets installed after 1st April, 1987 on straight line method at rates specified in Schedule XIV to the Companies Act,1956 on single shift basis.

On assets installed prior to 2nd April 1987 on straight-line method at the rates equivalent to the Income Tax rates.

(ii) Depreciation on new assets acquired during the year has been provided at the rates applicable from the date of acquisition to the end of the financial year.

(iii) In respect of the assets sold during the year, depreciation has been provided from the beginning of the year till the date of its disposal.

(iv) Individual assets acquired for Rs. 5,000/- and below are fully depreciated in the year of acquisition.

(v) Amortisation:

(a) The cost of land and building taken on lease by the company from Orient Hospital, Madurai will be amortised over a period of 30 years though the lease is for a period of 60 years.

(b) Unrealised amounts on project development and pre-operative project expenses incurred at Bilaspur Hospital amounting to Rs. 56,622,740/- (Rs 56,622,740/-) are included in advances and deposits account. The above expenses incurred on the project will be amortised over the balance lease period of 15 years. The amount amortised during the current year is Rs. 3,145,708/- (Rs. 3,145,708/-) balance yet to be amortised as on 31.03.2005 is Rs. 47,185,616/- (Rs. 50,331,324/-).

(c) Lease rentals on operating leases is recognised as an expense in the Profit & Loss account on straight line basis as per the terms of the agreement.

E. Revenue Recognition

(i) Pharmacy Sales are stated net of returns, discounts, adjusted for export incentives exchange fluctuations on export receivables and inclusive of Sales Tax. (Refer Note 27 in the Notes forming Part of Accounts)

(ii) Lease rental income on operating leases is recognised as an income in the Profit and Loss account on straight line basis as per the terms of the agreement, in accordance with Accounting Standard 19 'Leases' issued by the Institute of Chartered Accountants of India.

(iii) The Hospital collections of the Company are net of discounts of Rs. 1,570,876/- (Rs. 48,252,699/-)

(iv) Hospital Project Consultancy income is recognised as and when it becomes due.

F. Fixed Assets

a. All Fixed Assets have been valued at cost. Additional cost relating to the acquisition and installation of fixed assets are capitalised. Additional cost arising out of the increase in liability on account of fluctuations in foreign currency has been added to the cost of the assets.

b. Land which was revalued in prior years by Rs. 103,133,472/- (Chennai Hospital Division = Rs. 50,080,324/- and Hyderabad Hospital Division = Rs. 53,053,148/-) was written back to its original cost in 2002-03.

c. Assets acquired under Hire Purchase agreements are capitalised to the extent of principal value, while finance charges are charged to revenue on accrual basis.

d. Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations for the expansion activities of the company are capitalised.

G. Transactions In Foreign Currencies

a. Current assets and current liabilities are converted at closing year-end rates or contracted forward rates as applicable.

b. Exchange differences relating to fixed assets are adjusted in the cost of the asset.

c. Translated exchange losses or gains are dealt with in the Profit & Loss Account in accordance with Accounting Standard 11 - "Accounting for the Effects of Changes in Foreign Exchange Rates", issued by the ICAI. (Refer Note 27 in the Notes forming Part of Accounts).

d. Currency swap transactions:

Currency swap transactions are accounted for on the date of settlement and realised gain / loss in respect of settled contracts are recognised in the Profit and Loss account.

H. Investments

a. i. Long-term investments are stated at cost to the Company.

ii. A provision for diminution, if any, is made to recognise the decline other than temporary in the value of Long- term Investments.

b. Current Investments are valued at lower of cost or market value.

c. In case of foreign investments,

   i. The cost is the rupee value of the foreign currency on the date of the Investment.

   ii. The face value of the foreign investments is shown at the face value reflected in foreign currency of that related country.

I Employee Benefits

a. Provident Fund
Contributions to Provident Fund are accounted on accrual basis.

b. Gratuity
The company has covered gratuity liability under the LIC's Group Gratuity cum Life Assurance Scheme.

c. Leave Encashment Benefits

The Company has no 'Leave encashment scheme' as a part of 'Retirement Benefits Scheme'. The employees of the company are entitled to encash their unavailed leave accrued during the course of their employment in accordance with the Company's rules and regulations. The same is therefore accounted as and when claimed.

J. Segment Reporting

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company and with the following additional policies for Segment reporting:

(i) Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "unallocable expenses".

(ii) Inter segment revenue and expenses are eliminated.

K. Earnings Per Share

In determining earnings per share, the company considers the net profit after tax, preference dividend and includes the post-tax effect of any extra-ordinary items. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period.

L. Provision for Current and Deferred Tax

(a) Income tax is computed using the tax effect accounting method, where taxes are accrued in the same period as and when the related revenue and expense arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions.

(b) The differences that result between the profit calculated for income tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered.

M. Impairment

During the year 2002-03 on a review of fixed assets certain selected Medical Equipment were identified and impaired. For the current year on a review as required by AS 28, the management is of the opinion that no impairment or reversal of loss is required as conditions of impairment do not exist.

N. Bad Debts Policy

On the recommendation of the Audit Committee, the Board of Directors have approved a policy for Bad Debts.

O. Miscellaneous Expenditure

Preliminary, Public Issue, Rights Issue Expenses and expenses on private placement of shares are amortised over 10 years.

P. Deferred Revenue Expenditure

Special advertisement expenditure, Software expenses and expenditure incurred on the up gradation of the building of AB Medical Center upto the commencement of the lease in the previous year are written off over a period of five years.

Q. Intangible Assets

Intangible assets are initially recognised at cost and amortised over the best estimate of their useful life.

R. Provisions, Contingent Liabilities and Contingent Assets

Contingent liabilities are not provided for unless a reliable estimate of probable outflow to the company exists as at the Balance Sheet date. Contingent assets are not recognised.

2. RELATED PARTY DISCLOSURES

A. Enterprises over which Control Exists

Subsidiaries:	Unique Home Health Care Limited
	AB Medical Centers Limited
	Apollo Hospitals International Limited
	Apollo Health Street Limited
	Apollo Health and Lifestyle Limited

B. Other Related Parties with whom the Company had Transactions

(i) Fellow Subsidiaries:	Apollo Health Street Inc
	Medvarsity Online Limited, Hyderabad
(ii) Joint Ventures:	Apollo Gleneagles Hospital Limited, Kolkata
	Univeral Quality Services LLC, Dubai
	(Refer Note 11(c) in the Notes forming Part of Accounts)
(iii) Associates:	Family Health Plan Limited, Hyderabad
	The Lanka Hospitals Corporation Limited, Sri Lanka
	Indraprastha Medical Corporation Limited, New Delhi
(iv) Key Management Personnel:	Dr.Prathap.C.Reddy
	Smt. Preetha Reddy
	Smt. Suneeta Reddy
	Smt. Sangita Reddy
	Shri. P.Obul Reddy
(v) Common Key Management Personnel	Apollo Sindoori Hotels Limited

Sl. No.	Name of the related party	Nature of relationship	Nature of transactions	31.03.2005 Rs.	31.03.2004 Rs.
1)	Unique Home Health Care Ltd	Wholly owned Subsidiary	a) Investment in Equity	7,400,000	7,400,000
			b) Receivables as at year end	294,391	244,427
			c) Cumulative Deposits accepted	621,910	575,408
2)	A B Medical Centres Ltd	Wholly owned Subsidiary	a) Investment in Equity	21,799,899	21,799,899
			b) Unsecured loans given	16,805,911	17,686,731
			c) Other payables as at year end	12,366,480	6,672,000
			d) Lease rentals paid	7,200,000	7,200,000
3)	Apollo Health & Lifestyle Ltd	Wholly owned Subsidiary	a) Investment in Equity	15,000,000	15,000,000
			b) Unsecured loans given	36,107,494	36,107,494
			c) Interest receivables	6,204,498	3,110,269
			d) Royalty receivable	1,740,450	1,345,000
			e) Rent received	342,730	311,582
			f) Advance given	6,018,590	5,890,607
4)	Apollo Health Street Ltd	Subsidiary (73.41%) stake in equity)	a) Investment in Equity	61,000,000	61,000,000
			b) Lease rent income	5,269,264	2,431,790
			c) Software Implementation expenses	-	11,320,000
			d) Receivables as at year end	2,283,683	5,979,822
			e) Advances	-	5,000,000
			f) Corporate guarantees executed	46,000,000	-
5)	Apollo Hospitals International Ltd	Subsidiary (55.35%) stake in equity)	a) Investment in Equity	223,300,000	223,300,000
			b) Corporate Guarantees executed	763,000,000	763,000,000
			c) Receivables as at year end	27,069,270	4,053,838
			d) Advances	-	6,098,990
6)	Medvarsity Online Ltd	Fellow Subsidiary	a) Investment in Equity by Apollo Health Street Ltd	33,999,300	33,999,300
			b) Advances receivables as at year end	-	954,762
			c) Rent received	427,902	638,880
			d) Payables at year end	723,758	-
7)	Indraprastha Medical Corporation Ltd	Associate	a) Investment in Equity	139,978,412	139,978,412
			b) Receivables as at year end for Trading activities	40,631,004	21,663,530

Sl. No.	Name of the related party	Nature of relationship	Nature of transactions	31.03.2005 Rs.	31.03.2004 Rs.
8)	The Lanka Hospitals Corporation Ltd	Associate	a) Investment in Equity	267,298,433	267,298,433
			b) Receivables as at year end for :		
			(1) OMA / PMA Services	8,820,957	13,920,764
			(2) Others	-	611,976
9)	Family Health Plan Ltd	Associate	a) Investment in Equity	4,900,000	4,900,000
			b) Receivables as at year end	3,425,531	9,164,873
10)	Universal Quality Services LLC, Dubai	Joint venture	a) Investment in Equity	-	21,363,448
			b) Advance for Investments	-	72,780,182
11)	Apollo Gleneagles Hospital Ltd	Joint venture	a) Investment in Equity	79,121,930	54,121,930
			b) Unsecured loans given	29,645,070	10,878,070
			c) Advance given	25,000,000	25,000,000
			d) Receivables as at year end	47,045,116	89,354,292
12)	Apollo Sindoori Hotels Ltd	Common Directors	a) Payables at year end	3,719,139	-

3. CONTINGENT LIABILITIES

a. Claims against the company not acknowledged as debts- Rs. 369,496,521/- (Rs. 95,966,599/-).

b. Pursuant to a subscription agreement entered into by a subsidiary, Apollo Hospitals International Limited situated in Ahmedabad, with ICICI Limited, IDBI Limited, IDFC Limited, the financial institutions, the promoter and collaborator company (Apollo Hospitals Enterprise Limited) is under obligation to buy back the shares subscribed to by such Institutions, any time after the expiry of three years from the date of first disbursement at the option of the financial institutions at prices to be determined at the time of exercising the option.

c. Estimated amount of contracts remaining to be executed on capital account not provided for on account of the expansion cum diversification programme of the company Rs. 3,971,955/- (Rs. 3,090,302/-) .

d. The estimated customs duty guarantees given by the company in favour of the Assistant Collector of Customs, pending receipt of customs duty exemption certificates amounts to Rs. 99,700,026/- (Rs. 99,700,026 /-).

[This is subject to the result of writ appeal pending in the Madras High Court with respect to the Chennai Hospital Division Rs. 73,709,545/- (Rs. 73,709,545/-).

Application has been made for duty exemption certificates by the Pharmaceutical Division, which is pending with the Government. The estimated customs duty is Rs. 14,825,739/- (Rs. 14,825,739/-).

The Hyderabad division has executed bonds in favour of the President of India to the extent of Rs. 11,164,742/- (Rs. 11,164,742/-) pending its application for receipt of customs duty exemption certificates from the Government].

e. i) Letters of credit opened by various banks in favour of foreign suppliers for consumables, spares, medicines and medical equipment amounts to Rs. 3,647,370/- (Rs. 68,440,898/-).

	2004-2005 Rs.	2003-2004 Rs.
ii) Bank Guarantees	670,493/-	670,493/-

(iii) Corporate Guarantees (Rs. in crores)

On Behalf of	In Favour of	Current Year	Previous Year
Apollo International Hospitals Limited (formerly Akshaya Apollo Hospitals Limited)	HDFC	55.55	55.55
	IDBI	5.00	5.00
	IDFC	15.75	15.75
Apollo Health Street Limited, Hyderabad	Development Credit Bank	4.60	Nil
TOTAL		80.90	76.30

f. (i) Additional liability, for payment of sales tax on work orders pursuant to court proceedings between contractors and the State governments-Rs.206,076/-(Rs.206,076/-) in the case of Chennai Division.

(ii) In respect of the claim for sales tax made by the Commercial Tax Department for Rs. 1,810,634/- (Rs. 305,690/-) for various assessment years, the matter is under contest in the case of the Pharmacy Division.

4. **TERMS OF REDEMPTION OF DEBENTURES**

(a) 10.8% Non-Convertible Debentures placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Ltd., Andhra Bank and Life Insurance Corporation of India shall be redeemed in three instalments of 33%, 33% & 34% at the end of the 3rd, 4th and 5th year from the date of allotment (05.04.2002) respectively. Accordingly the debentures have been redeemed in April 2005, and next two instalments will be redeemed in April 2006 and April 2007.

(b) 8.57% Non-Convertible Debentures placed with Karnataka Bank Ltd. shall be redeemed in three annual instalments at the end of the 3rd, 4th and 5th years from the date of allotment (19.09.2002) respectively. Accordingly the debentures will be redeemed in September 2005,September 2006 and September 2007.

(c) 7.27% Non- Convertible Debentures privately placed with General Insurance Corporation of India and Karnataka Bank Ltd. shall be redeemed at par at the end of 5 years, if the put / call is not exercised at the end of the 3rd year from the date of allotment (11.05.2003 - Rs. 4 crores and 21.07.2003 - Rs. 6 crores).

5. **DETAILS OF SECURED LOANS AND SECURITY**

a. Debentures

(i) 10.8% Non-Convertible Debentures privately placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Ltd., Andhra Bank and Life Insurance Corporation of India secured by,

(a) An Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai 600 006 and No.320, Mount Road, Teynampet, Chennai - 600 018 both present and future ranking paripassu with the existing loans.

(b) A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in, or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about, any or all of the Company's factory premises or godowns situated at No.21, Greams Lane, Off Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet, Chennai-600 035, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company.

(ii) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Ltd. secured by

(a) An Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, Off. Greams Road, Chennai 600 006 and No.320, Mount Road, Teynampet, Chennai-600 018: both present and future ranking paripassu with the existing loans.

(b) A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in, or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about, any or all of the Company's factory premises or godowns situated at No.21, Greams Lane, off. Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet, Chennai-600 035, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company.

(iii) 7.27% Non-Convertible Debentures privately placed with General Insurance Corporation of India and Karnataka Bank Limited, secured by a first charge on:

(a) All that piece and parcel of land measuring 43 grounds and 1200 sq.ft with all the buildings erected thereon comprised in Sr No.67/2 of Block No.13, bearing corporation Door No.21, Greams Lane, off. Greams Road, Chennai-600 006 together with all buildings and structures thereon, all plant & machinery attached to the earth & permanently fastened anything attached to the earth.

(b) The basement comprising plinth area of 13414 sq.ft Ground floor comprising plinth area of 11694 sq.ft. and lift machine room on the roof measuring 290 sq.ft. constructed on the plot of land measuring 24 ground & 1400 sq.ft. comprising plot Nos. 1,2&3 covered by survey No. 3856 situated at No. 320, Mount Road, Teynampet, Chennai-18 together with all buildings and structures thereon, all plant & machinery attached to the earth and permanently fastened anything attached to the earth. Hypothecation of whole of the movable plant & machinery, machinery spares, tools & accessories other movable, both present and future (save and except book debts) whether installed or not and whether now lying or stored in or about or shall hereafter time to time during the continuance of the security of these present be brought into or upon or be stored or be in or about any or all of the company's factories premises or godowns situate at No.21, Greams lane, off. Greams Road, Chennai - 6 & No.320, Mount Road, Teynampet, Chennai - 35 in the state of Tamil Nadu or wherever else the same may be or be held by the party to the order or disposition of the company or in the course of transit or in high seas or in order or delivery howsoever and wheresoever in the possession of the company.

b. HDFC

The principal sum of the loan, interest, commitment charges and all other dues under this agreement shall be secured by exclusive charge on the property being land measuring 2.5 acres situated in Shaikpet Village, Golconda Taluk, Hyderabad District, out of the total extent of 30 acres at Banjara Hills, Hyderabad City along with the constructions thereon at present and future.

c. Loan from HDFC Bank is secured by way of

(i) First paripassu hypothecation charge charged on all movable assets of the company present and future.

(ii) Equitable mortgage of immovable properties situated at No.21, Greams Lane, Off Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet, Chennai-600 035.

d. Indian Bank

Loan from Indian Bank is secured by way of

(i) First paripassu hypothecation charge of certain movable plant and machinery present and future.

(ii) Equitable mortgage of immovable properties situated at No.21, Greams Lane, Off Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet, Chennai-600 035.

e. IDBI

The loan together with all interest, costs, expenses and other monies whatsoever stipulated in this agreement shall be secured by:

(i) A first mortgage and charge in favour of the lender in a form satisfactory of all borrowers immovable properties both present and future, and

(iii) A first charge by way of hypothecation in favour of the lender of all borrowers movable (save and except book debts) including movable machinery, machinery spares, tools and accessories present and future subject to prior charges created and/or to be created in favour of borrowers bank on the borrowers stock of raw materials, consumable stores, and such other movables as may be agreed to by the lender for securing the borrowings for working capital requirements in the ordinary course of business.

f. UTI Bank

Term Loan from UTI Bank is secured by first mortgage and charge on all the company's immovable and movable properties, both present and future. The above mortgage and charge shall rank pari-passu with the charges created in favour of other lenders.

g. Bank of Bahrain and Kuwait BSC

Loan from Bank of Bahrain and Kuwait BSC is secured by first paripassu hypothecation charge on entire movable fixed assets present and future and an Equitable Mortgage of all immovable properties situated at No.21, Greams Lane, off. Greams Road, Chennai-600 006 and No.320, Mount Road, Teynampet, Chennai-600 018: both present and future ranking paripassu with the existing loans.

h. Loans & Advances from Banks are secured by hypothecation of inventories and book debts, and a second charge on specific fixed assets of the Company.

i. In Hyderabad Division Fixed Deposit receipts worth Rs. 2,296,607/- (Rs. 2,189,285/-) are under lien with the bankers for obtaining Letters of Credit and Bank Guarantees.

6. LEASES

In Respect of Non-Cancellable Operating Leases

	Not later than one year (Rs.)	Later than one year and not later than five years (Rs.)	More than five years upto ten years (Rs.)
Minimum Lease Payments	41,201,908	112,207,546	103,629,604

In Respect of Non-Cancellable Operating Sub - Leases

	Not later than one year (Rs.)	Later than one year and not later than five years (Rs.)	More than five years upto ten years (Rs.)
Minimum Lease Payments	644,196	1,019,977	Nil

All operating leases and sub leases are renewable after the period of agreement on mutual consent of both lessor and lessee.

7. Share capital includes Rs. 20,799,300/- (2,079,930 shares of Rs. 10/- each) issued to Maxwell (Mauritius) Pte. Ltd., a Foreign Financial Institutional Investor, during the year on a preferential allotment basis at a premium of Rs. 236/- per share.

Earnings in Foreign Exchange

Particulars	2004-05 (Rs.)	2003-04 (Rs.)
Hospital Division		
Hospital fees	44,954,329	21,206,635
Pharmacy Division		
Project Consultancy Services	70,698,514	29,971,063
Reimbursement of expenses	43,000,086	22,339,461
Pharmacy Sales	5,954,260	5,298,569

8. **Directors travelling included in travelling and conveyance amounts to Rs. 4,058,521/- (Rs. 2,801,122 /-).**

9. **Unclaimed Dividend**

YEAR	(Rs.)
1997-98	995,832
1998-99	1,021,008
1999-00	1,576,776
2000-01	1,496,702
2001-02	1,427,365
2002-03	1,656,523
2003-04	2,144,241

The amount due and outstanding and credited to the Investor Education and Protection Fund of the Central Government, as per the provisions of Section 205A and 205C of the Companies Act, 1956, is Rs. 863,124 /-. This represents the dividend and deposits remaining unclaimed for a period of 7 years from the date they became due for payment, during the year, as per Section205A and 205C of the Companies Act, 1956.

10. Additional net deferred tax liability of Rs. 1,151,273 /-* (Rs. 85,584,431/-) for the period has been recognized in the Profit & Loss account.

Accumulated Deferred Tax Liability - As on 31.03.2004 ...		Rs. 534,498,544/-
Deferred Tax Liability for the year 2004-2005	Rs. 39,223,390/-	
Less: Accumulated Deferred Tax Liability		
For earlier years adjusted for *		
Substantively enacted Tax Rates	Rs. 38,072,117/-	Rs. 1,151,273/-
Accumulated Deferred Tax Liability - As on 31.03.2005		Rs. 535,649,817/-

Note: Consequent to the rate of tax changing over the years, the Company has adjusted the amount of Deferred Tax Liability carried forward, by applying the tax rate that has been enacted or substantially enacted by the balance sheet date, on accumulated timing difference at the end of the accounting year.

11. (a) The jointly Controlled Entities considered in the Consolidated Financial Statements is :

Name of the Associate Company	Country of Incorporation	Proportion of ownership interest (%)
Apollo Gleneagles Hospital Limited	India	49.00
Universal Quality Services LLC	Dubai	49.00

(b) The Groups interests in the joint venture accounted for using proportionate consolidation in the Consolidated Financial Statements are:

Particulars	As on 31.03.2005 (Rs.)
Assets	944,320,659
Liabilities	997,282,496
Income	336,105,936
Expenses	414,827,566

(c) In respect of Universal Quality Services LLC, Dubai, in the absence of any business activity during the year 2004-05, the effect of the operations has not been included in the Consolidated Financial Statements, the company is in the process of initiating liquidation proceedings after obtaining necessary statutory permissions. The whole of the amounts in the form of investments and advances have been written off in the books of Apollo Hospitals Enterprise Ltd.

12. Income earned on currency swap transactions during the year which has been accounted for in the P&L account as interest received is Rs. 819,204/- (Rs. 6,272,200/-) There were outstanding unsettled contracts as on the date of Balance Sheet amounting to Rs. 2,100,000/- (Rs. 2,995,250/-).

13. During the current financial year no transfer has been made to the Debenture Redemption Reserve as the balance in the reserve is considered adequate to meet the liability for redemption of Debenture in the future.

14. a. Confirmation of balances from Debtors, Creditors and for Deposits are yet to be received in a few cases though the company has sent the letters of confirmation to them.

b. Sundry Debtors represent the debt outstanding on sale of hospital services, pharmaceutical products, lease rental and project management fees and is considered good. The company holds the personal security of the debtors.

c. Sundry Debtors and Loans and Advances shown under the head Current Assets includes the amounts due from concerns which are under the same management or in which some of the Directors are interested as Directors/ Trustees, which amounts to Rs. 135,020,000/- (Rs. 181,280,804/-).

d. Advances and deposits represent the advances recoverable in cash or in kind or for value to be realised. The amounts of these advances and deposits are considered good for which the company holds no security other than the debtors' personal security.

15. Previous year's expenditure included in this year's account amounts to Rs. 2,308,898/- (Rs. 3,011,321/-).

16. Power Generation

The Electricity charges incurred in respect of main hospital is net of Rs. 9,467,375/- (Rs. 7,165,949/-) [units qualified KWH - 1,893,475 (2,047,414)], being the rebate received from TNEB for Wind Electric Generators owned & run by the Company.

17. The Company has been exempted from disclosing the quantitative particulars that need to be given as required under paras 3(ii), (b) (c) and (d) of Part II of Schedule VI of the Companies Act, 1956.

18. There are no amounts due to Small Scale Industrial undertakings/concerns as at 31.03.2005.

19. In the process of acquiring Apollo Gleneagles Hospital Limited (AGHL) in Kolkata the Company had initially invested Rs. 3 crores [0.5 crores towards equity and Rs. 2.5 crores to discharge other liabilities of AGHL of erstwhile Duncan Gleneagles Hospital Limited (DGHL)] to acquire 50.26% holding in the Company (subsequently reduced to 49%). AGHL assigned an unsecured debt of Rs. 17.6 crores existing in its books in the Company. As a measure of prudence, this amount is not recognized as an advance or investment in the books of the Company currently and will be accounted for, as and when the amount(s) are received.

20. **Expenditure in Foreign Currency**

Particulars	2004-2005 (Rs.)	2003-2004 (Rs.)
a. CIF Value of Imports:		
(i) Machinery and Equipment	125,532,948	113,661,296
(ii) Stores and Spares	18,664,688	17,734,189
(iii) Other Consumables	7,860,968	12,025,297
b. Investments	NIL	NIL
c. Expenditure		
(i) Travelling Expenses	13,561,049	9,770,290
(ii) Professional Charges	2,898,476	329,840
(iii) Seminars & Subscriptions	NIL	6,782
(iv) Business Promotion Expenses	19,333	88,560
(v) Advertisement	186,401	NIL
(vi) Telephone Charges	18,288	NIL
(vii) Books and Periodicals	1,112	NIL
d. Dividends		
(i) Amount remitted during the year in foreign currency on account of dividends excluding the payment of dividends directly to the share-holder's Non-resident external bank account.	24,455,763	25,642,920
(ii) Non-Residents shareholders to whom remittance was made Nos.	988	981
(iii) Shares held by non-resident share-holders on which dividend was paid Nos.	15,672,167	13,807,133

21. **Managerial Remuneration**

Particulars	2004-2005 Rs.	Rs.	2003-2004 Rs.	Rs.
Profit before Managerial Remuneration		765,487,801		628,662,874
Add: Loss on sale of investments			137,093	
Provision for loss on investments	21,363,448	21,363,448	22,982,538	23,119,631
Less: Profit on sale of assets	-		1,418,726	
Profit on sale of investments	2,569,748	2,569,748	941,579	2,360,305
		784,281,501		649,422,200
1. Managing Director's remuneration (2% of profits)		14,659,467		12,138,733
2. Chairman's Remuneration (5% of profits)		36,648,668		30,346,832
3. Remuneration to Executive directors				
Director - Finance:				
Salaries & Allowances		1,500,000		1,500,000
P.F. Contribution		180,000		180,000
Total		**1,680,000**		1,680,000
Director-Operations:				
Salaries & Allowances		1,500,000		1,500,000
P.F. Contribution		180,000		180,000
Total		**1,680,000**		1,680,000
4. Commission to Non-Executive Directors		1,576,438		1,500,000

22. **Earnings per Share**

Particulars	31.03.2005	31.03.2004
Profit after preference dividend and extraordinary items attributable to equity shareholders (A)	Rs. 491,834,538	Rs. 371,479,939
Weighted Average Equity shares outstanding during the year (B)	(Nos.) 40,595,693	(Nos.) 39,518,688
Basic earnings per share (A/B)	12.12	9.40

23. **Consumption of Materials**

	2004-05		2003-2004	
Particulars	VALUE (Rs.)	%	VALUE (Rs.)	%
Total Consumption of Materials	1, 058,647,140	100.00	795,952,916	100.00
Indigenous Materials	1,049,148,839	98.10	781,344,986	98.16
Imported Materials	9,498,301	0.90	14,607,930	1.84

(Consumption relates to items used for medical services only.)

24. **Audit Expenses**

Rs.

Audit Fees:		743,850
- Chennai Hospital	376,884	
- Hyderabad Hospital	142,158	
- Pharmacy & Project	224,808	
Tax Audit		27,550
Certification Fees		2,000
Others		144,070
Expenses		300,924
Total		1,218,394

25. In respect of the Income Tax claims of Rs. 46,129,928/- by the Income Tax Department, the amount is under contest.

26. (i) Share Capital account includes Rs. 154,320/-, being the value of shares allotted to shareholders of the erstwhile Deccan Hospital Corporation Limited, which is subject to the approval of the Reserve Bank of India. The dividend of Rs. 169,752/- (Rs. 115,740/-) also requires the approval of Reserve Bank of India.

(ii) National Saving Certificates shown under investments are given as security to the Chief Ration Officer, Government of Andhra Pradesh.

27. The net difference in Foreign Exchange (the difference between the spot rates on the dates of the transactions, and the actual rates at which the transactions are settled) amounting to Rs. 3,127,979/-(Rs. 966,430/-) has been adjusted to the Profit and Loss Account, which is in conformity to the Accounting Standard 11 on 'Accounting for the effects of changes in Foreign Exchange rates' issued by the Institute of Chartered Accountants of India. Amount adjusted to the cost of fixed assets on account of exchange differences is by Rs. 229,938/- (Rs. 1,295,635/-)

28. Figures of the current year and previous year have been rounded off to the nearest rupee.

29. Figures in brackets relate to the figures for the previous year.

30. Previous year figures have been regrouped wherever necessary to confirm with current year's classification.

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 23rd May 2005

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors
Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Cash flow statement

for the year ended 31st March 2005

		31.03.2005		31.03.2004	
		Rs.	Rs.	Rs.	Rs.
A	**Cash Flow from operating activities**				
	Net profit before tax and extraordinary items		714,179,665		586,177,309
	Adjustment for:				
	Depreciation	226,432,765		210,604,837	
	Profit on sale of assets	-		(1,418,726)	
	Profit on sale of investment	(2,569,748)		(941,579)	
	Loss on sale of investments	-		137,093	
	Loss on sale of asset	1,260,769		911,151	
	Interest paid	155,945,479		191,609,759	
	Misc.Exp.written off	24,938,432		29,848,338	
	Provision for loss on Investment	94,143,630		22,982,538	
	Interest & Dividend received	(29,590,603)		(27,263,001)	
			470,560,724		426,470,410
	Operating profit before working capital changes		1,184,740,389		1,012,647,719
	Adjustment for:				
	Trade or other receivables	(85,697,707)		(39,647,954)	
	Inventories	(39,013,762)		(39,623,235)	
	Trade payables	(59,640,278)		64,309,379	
	Others	(96,991,811)	(281,343,558)	(15,811,419)	(30,773,229)
	Cash generated from operations		903,396,831		981,874,490
	Taxes paid		(191,568,703)		(162,269,734)
	Cash flow before extraordinary items		711,828,128		819,604,756
	Adjustments for Misc.Exp.written off		(1,800,000)		(8,400,000)
	Prior period expenses		(2,308,898)		(3,011,321)
	Net cash from operating activities		707,719,230		808,193,435
B	**Cash flow from Investing activities**				
	Purchase of fixed assets		(433,406,618)		(358,914,325)
	Sale of fixed assets		6,687,736		37,052,059
	Purchase of investments		(249,540,973)		(9,636,367)
	Sale of investments		4,999,800		1,924,750
	Interest & Dividend received		29,590,603		27,263,001
	Net cash used in Investing activities		(641,669,452)		(302,310,882)

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
C Cash flow from financing activities				
Proceeds from issue of equity shares		511,662,780		
Proceeds from long term borrowings		235,145,000		236,140,000
Proceeds from short term borrowings		100,000,000		169,995,583
Repayment of finance/lease liabilities		(522,790,041)		(552,082,609)
Dividend & interest paid		(314,528,858)		(311,556,069)
Net cash from financing activities		9,488,881		(457,503,095)
Net increase in cash and cash equivalents(A+B+C)		75,538,659		48,379,458
Cash and cash equivalents (Opening balance)		143,559,640		95,180,182
Cash and cash equivalents (Closing balance)		219,098,299		143,559,640
Component of Cash and cash equivalents				
Cash on Hand		11,498,409		11,106,361
Balance with Banks		207,599,890		132,453,279

Notes :

1. Previous year figures have been regrouped wherever necessary
2. Figures in bracket represent outflow

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 23rd May 2005

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors
Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

AUDITOR'S CERTIFICATE

We have examined the attached Cash Flow Statement of Apollo Hospitals Enterprise Limited for the year ended 31st March, 2005. The statement has been prepared by the company in accordance with the requirements of Clause 32 of the Listing Agreement with the Stock Exchanges and is based on and in agreement with corresponding Profit & Loss Account and the Balance Sheet of the Company covered by our report of 23rd May, 2005 to the members of the Company.

Place : Chennai
Date : 23rd May 2005.

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner
(Membership No.: 22167)

Balance Sheet Abstract

and Company's General Business Profile

Balance Sheet Abstract & Company's General Business Profile of the Company under Part IV to Schedule - VI of the Companies Act, 1956

I. Registration Details

Registration No.	08035	State Code	18
Balance Sheet Date	31032005		

II. Capital Raised during the year (Amount in Rs. Million)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	20.80

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Million)

Total Liabilities	5190.09	Total Assets	5190.09
Sources of Funds			
Paid up Capital	415.98	Reserves & Surplus	2862.21
Secured Loans	1058.85	Unsecured Loans	317.38
Application of Funds			
Net Fixed Assets	2917.58	Investments	1062.67
Net Current Assets	1176.49	Misc. Expenditure	33.35

IV. Performance of the Company (Amount in Rs. Million)

Turnover	5956.11	Profit before Tax	+714.18
Total Expenditure	4921.35	Earnings Per Share Rs.	12.12
Profit after Tax	+491.83		
Dividend Rate %	40		

V. Generic Names of three principle/product services of Company (as per monetary terms)

Item Code No.	NIL
Service Description	HOSPITAL

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 23rd May 2005

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors
Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Financial Highlights

(Rs. in Million)

Year Ended	31-Mar-05	31-Mar-04	31-Mar-03	31-Mar-02	31-Mar-01
Balance Sheet					
Sources					
Share Capital	415.99	395.18	395.18	395.42	415.43
Reserve and Surplus	2,862.21	2,071.56	1,864.56	2,014.65	2,384.34
Networth	3,244.85	2,410.25	2,181.81	2,212.71	2,617.26
Loans	1,376.24	1,563.89	1,709.85	1,711.05	1,321.41
Capital Employed	4,621.09	3,974.14	3,891.66	3,923.76	3,938.67
Deferred Tax Liability	535.65	534.50	448.91	467.94	-
Applications					
Gross Block	4,345.29	3,950.75	3,668.24	3,857.60	3,231.17
Accumulated Depreciation	1,427.71	1,232.19	1,061.45	1,043.59	847.12
Less : Lease Adjustment		-	14.14	47.51	37.78
Net Block	2,917.58	2,718.56	2,592.65	2,766.50	2,346.27
Investments	1,062.67	909.70	924.17	829.14	969.11
Current. Assets, Loans & Advances					
Inventory	371.25	332.23	292.61	281.02	250.95
Debtors	808.18	722.48	682.84	537.11	530.51
Cash & Bank	219.10	143.56	95.18	164.11	148.58
Loans & Advances	1,021.09	804.01	711.98	743.16	574.83
(A)	2,419.62	2,002.28	1,782.61	1,725.40	1,504.87
Current Liabilities & Provisions					
Creditors	384.37	385.76	391.55	338.76	293.23
Other Liabilities	305.37	350.10	274.18	150.14	206.42
Provisions	553.39	386.04	293.13	337.32	278.80
(B)	1,243.13	1,121.90	958.86	826.22	778.45
Net Current Assets (A-B)	1,176.49	880.38	823.75	899.18	726.42
Misc. Expenditure	33.35	56.49	77.93	94.23	79.38

Financial Highlights

(Rs. in Million)

Year Ended	31-Mar-05		31-Mar-04		31-Mar-03		31-Mar-02		31-Mar-01	
		%		%		%		%		%
PROFIT AND LOSS ACCOUNT										
Income	5,956.11		4,997.66		4,485.51		3,767.88		3,225.85	
Operative Expenses	3,186.49	53.50	2,641.85	52.86	2,380.85	53.08	1,955.82	51.91	1,639.20	50.81
Salaries and Wages	788.08	13.23	657.04	13.15	586.32	13.07	470.38	12.48	388.20	12.03
Administrative Expenses	765.90	12.86	657.55	13.16	579.58	12.92	518.21	13.75	405.64	12.57
Other Expenses	24.94	0.42	29.85	0.60	31.04	0.69	27.12	0.72	20.85	0.65
Operating Profit	1,190.70	20.00	1,011.37	20.24	907.72	20.24	796.35	21.14	771.96	23.93
Financial Expenses	155.95	2.62	191.61	3.83	242.61	5.41	231.43	6.14	215.43	6.68
Right of Recompense	-	-	-	-	-	-	-	-	-	40.40
Depreciation	226.43	3.80	210.6	4.21	230.05	5.13	194.70	5.17	159.85	4.96
Diminution in value of current investment	-	-	22.98	0.45	1.96	0.04	11.86	0.31	-	-
Provision for loss on Investment	21.36	0.36	-	-	-	-	-	-	-	-
Extraordinary Items	72.78	1.22	-	-	-	-	-	-	-	-
PBT	714.18	12.00	586.18	11.73	433.10	9.66	358.36	9.51	396.67	12.30
Tax - Current	221.19	3.71	129.11	2.58	86.36	1.93	59.41	1.58	89.84	2.79
- Deferred	1.15	0.02	85.59	1.71	71.81	1.60	51.90	1.38	-	-
PAT	491.84	8.26	371.48	7.43	274.93	6.13	247.05	6.56	306.83	9.51
Dividend	166.39	-	138.32	-	118.56	-	98.80	-	98.80	-

Key Indicators

(Rs. in Million)

Year Ended	31-Mar-05	31-Mar-04	31-Mar-03	31-Mar-02	31-Mar-01
KEY INDICATORS					
OPM%	20.00	20.24	20.24	21.14	23.93
NPM%	8.26	7.43	6.13	6.56	9.51
Collection Growth %	19.18	11.42	19.05	16.80	15.66
OP Growth %	17.73	10.80	21.94	21.72	19.19
Earnings per Share (Rs)	12.12	9.40	6.96	6.22	7.76
ROI (PBIT/AV.CE) %	20.25	19.78	17.26	15.00	16.02
RONW %	17.39	16.18	12.51	10.23	11.88
Employee Cost to Collections %	13.23	13.15	13.07	12.48	12.03
Debt/Equity Ratio	0.42	0.65	0.79	0.77	0.50

TO THE BOARD OF DIRECTORS OF APOLLO HOSPITALS ENTERPRISE LIMITED
ON THE CONSOLIDATED FINANCIAL STATEMENTS OF APOLLO HOSPITALS ENTERPRISE LIMITED.

i) We have examined the attached Consolidated Balance Sheet of Apollo Hospitals Enterprise Limited and its Subsidiaries, Associates and Joint Ventures as at 31st March 2005, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date.

ii) These financial statements are the responsibility of the management of Apollo Hospitals Enterprise Limited. Our responsibility is to express an opinion on these financial statements based on our audit.

iii) We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material aspects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

iv) The financial statements of Subsidiaries (Apollo Health Street Ltd., Apollo Hospitals International Ltd., AB Medical Center Ltd., Apollo Health and Lifestyle Ltd.), Joint Ventures (Apollo Gleneagles Hospitals Ltd.) which in the aggregate represents total assets (net) as at 31st March 2005 of Rs. 438.61 Millions and total revenues (net) for the year ended on that date of Rs. 703.42 Millions and of Associates (Indraprastha Medical Corporation Limited, Family Health Plan Limited and The Lanka Hospitals Corporation Limited) which reflect the Group's share of profit of Rs. 27.87 Millions for the year and upto 31st March 2005 loss of Rs. (14.78) Millions, have been audited by other auditors whose reports have been furnished to us, and in our opinion

a) insofar as it relates to the amounts included in respect of the Subsidiaries, Associates and Joint Ventures, is based solely on the report of the other independent auditors.

v) In the case of the Joint Venture Universal Quality Services LLC, Dubai, in the absence of any business activity during the year 2004-05, the effect of the operations has not been included in the Consolidated Financial Statements and the company proposes to obtain the approval of the Reserve Bank of India to initiate liquidation proceedings and hence the whole of the amounts in the form of investments and advances have been written off.

vi) In the absence of any notification from the Central Government with respect to the Cess payable under Section 441(A) of the Companies Act, 1956, no quantification is made. Hence, no opinion is given on Cess unpaid or payable, as per the provisions of Section 227(i)(g) of the Companies Act, 1956.

vii) We report that the Consolidated Financial Statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21, 'Consolidated Financial Statements', Accounting Standard 23, 'Accounting for Investment in Associates in Consolidated Financial Statements', Accounting Standard 27, 'Financial Reporting of Interests in Joint Ventures' issued by The Institute of Chartered Accountants of India.

viii) Based on our audit and on consideration of the reports of other independent auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India:

a) In the case of the Consolidated Balance Sheet, of the state of affairs of the Group as at 31st March 2005;

b) In the case of the Consolidated Profit and Loss Account of the results of operations of the group for the year ended on that date; and

c) In the case of the Consolidated Cash Flow Statement, of the cash flows of the group for the year ended on that date.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore
Chennai 600 004

Place : Chennai
Date : 23rd May 2005

For **M/s. S. VISWANATHAN**
Chartered Accountants

V.C. KRISHNAN
Partner
Membership No.: 22167

Consolidated Balance Sheet

as at 31st March 2005

	Schedule	31.03.2005 Rs.	31.03.2005 Rs.	31.03.2004 Rs.	31.03.2004 Rs.
1. Sources of Funds					
(i) **Share Holders' Funds**					
(a) Share Capital	A	415,986,180		395,186,880	
(b) Reserves & Surplus	B	2,484,974,717	2,900,960,897	1,865,933,880	2,261,120,760
(c) Capital Reserve on Consolidation			128,416,948		128,480,629
(d) Minority Interest			197,494,030		239,352,097
(ii) **Loan Funds**					
(a) Secured Loans	C	2,415,348,526		2,116,490,243	
(b) Unsecured Loans	D	691,938,328	3,107,286,854	925,276,288	3,041,766,531
(iii) **Deferred Tax Liability**			538,318,071		534,633,074
Total			**6,872,476,800**		6,205,353,091
2. Application of Funds					
(i) **Goodwill on Consolidation**			62,476,115		62,476,115
(ii) **Fixed Assets**					
(a) Gross Block	F	6,648,423,096		5,069,239,538	
(b) Less Depreciation		1,654,282,384		1,380,645,136	
(c) Add: Capital work-in Progress		47,001,304		1,063,090,850	
(d) Net Block		5,041,142,016		4,751,685,252	
Less: Impairment		13,884,310	5,027,257,706	-	4,751,685,252
(iii) **Investments**	G		557,477,073		436,457,753
(iv) **Current Assets, loans & Advances**	H				
(a) Current Assets					
(i) Inventories		393,245,052		360,710,578	
(ii) Sundry Debtors		931,702,191		750,381,419	
(iii) Cash and Bank Balances		284,649,843		252,139,700	
(b) Loans & Advances		968,114,896		744,317,904	
		2,577,711,982		2,107,549,601	
Less:					
(v) **Current Liabilities & Provisions**	E				
(a) Current Liabilities		852,500,569		854,512,038	
(b) Provisions		561,941,683		392,558,402	
		1,414,442,252		1,247,070,440	
Net Current Assets			1,163,269,730		860,479,161
(vi) **Deferred Tax Asset**			28,649,083		37,769,285
(vii) **Miscellaneous Expenditure**	I		33,347,093		56,485,525
Total			**6,872,476,800**		6,205,353,091

Schedules 'A' to 'I' and notes in Schedule 'J' form part of this Balance Sheet

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 23rd May 2005

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors
Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Consolidated Profit and Loss Account

for the year ended 31st March 2005

	Schedule	[illegible] Rs.	31.03.2004 Rs.
Income			
Income from Healthcare Services		**6,621,110,972**	5,420,225,366
Expenditure			
(a) Operative Expenses	I	3,327,567,145	2,722,197,364
(b) Payments to and Provisions for Employees	II	1,016,439,644	790,376,388
(c) Administration and other Expenses	III	1,070,648,025	842,583,184
(d) Financial Expenses	IV	242,435,354	222,108,222
(e) Preliminary Expenses		2,690,904	2,690,904
(f) Deferred Revenue Expenses		37,245,388	41,659,034
Total		**5,697,026,460**	4,621,615,096
Profit Before Depreciation & Tax (PBDT)		924,084,512	798,610,270
Less : Depreciation		311,314,799	271,611,214
Less : Provision for Loss on Investments		21,363,448	22,982,538
Less : Extraordinary Items		72,780,182	-
Add : Reversal of Impairment Loss		(9,006,609)	-
Profit Before Tax		527,632,693	504,016,518
Less : Provision for Taxation		230,702,389	131,962,058
Less : Deferred Tax		(27,051,571)	86,239,573
Profit After Tax		**323,981,875**	285,814,887
Less : Minority Interest		(32,325,524)	1,654,387
Profit After Minority Interest		356,307,399	284,160,500
Add : Share in Associates		27,868,655	(1,688,741)
Profit After Share In Associates		**384,176,053**	282,471,759
Add : Surplus in Profit and Loss Account brought forward		80,524,344	98,901,113
Less : Impairment Loss		22,890,919	-
Amount Available For Appropriations		**441,809,478**	381,372,872
Appropriations			
Dividend		166,394,472	138,315,408
Dividend Tax Payable		23,336,825	17,721,662
Expenses Related to Earlier Years		2,786,773	3,030,582
Income Tax Paid - Earlier Years		400,256	5,434,902
Transfer to General Reserve		200,000,000	125,000,000
Deferred Tax Asset Relating to Prior Years Reversed		36,809,270	11,345,974
Balance of Profit in Profit and Loss Account		12,081,882	80,524,344
Total		**441,809,478**	381,372,872
Basic and diluted earnings per share face value of (Rs. 10/-)		**9.46**	7.15

Schedules 'I' to 'IV' and notes in Schedule 'J' form part of this Profit and Loss Account.

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 23rd May 2005

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors
Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Schedules

to Consolidated Balance Sheet

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - (A)				
Share Capital				
Authorised				
(a) 60,000,000 Equity Shares of Rs. 10/- each	600,000,000		600,000,000	
(b) 1,000,000 - 10% Redeemable Cumulative Preference Shares of Rs. 100/- each	100,000,000	700,000,000	100,000,000	700,000,000
Issued				
(a) 41,865,127 Equity Shares of Rs. 10/- each		418,651,270		397,851,970
Subscribed and Paid up				
(a) 41,598,618 Equity Shares of Rs. 10/- each		415,986,180		395,186,880
SCHEDULE - (B)				
Reserve and surplus				
A. Capital Reserve				
Profit on forfeited Shares		414,120		414,120
Capital Fund	2,009,250		1,658,250	
Add: Membership fees Received During the year	286,500	2,295,750	351,000	2,009,250
Capital Redemption Reserve	60,022,900		60,022,900	
Add: Transfer During the year	-	60,022,900		60,022,900
Share Premium	1,770,782,550		1,279,919,070	
Share Premium from Group Companies	49,850,130	1,820,632,680	49,850,130	1,329,769,200
General Reserve	307,643,566		182,643,566	
Add: Transfer During the year	200,000,000		125,000,000	
Less: Foreign Exchange Loss	(55,541,707)		(49,779,620)	
Add: Share of Associates	(14,981,036)		2,967,152	
Add: Share of profits / (loss) Subsidiaries	(11,155,363)		(18,356,656)	
Less: Loss From JV	(38,483,179)	387,482,281	(51,325,480)	191,148,962
Investment Allowance Reserve		7,626,657		7,626,657
Foreign Exchange Fluctuation Reserve		186,595		186,595
Debenture Redemption Reserve		176,385,710		176,385,710
Capital Reserve		17,846,142		17,846,142
Profit and Loss Account		12,081,882		80,524,344
		2,484,974,717		1,865,933,880

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - (C)				
Secured Loans				
A Non-Convertible Debentures				
(i) 10.8% Debentures		250,000,000		250,000,000
(ii) 8.57% Debentures		200,000,000		200,000,000
(iii) 7.27% Debentures		100,000,000		100,000,000
Rupee Term Loan :				
(i) IFCI Ltd		10,669,941		10,659,064
(ii) IDBI Ltd		7,357,500		7,350,000
(iii) IDFC Ltd		237,058,650		231,917,000
(iv) HDFC Ltd		297,193,950		238,091,000
B Loans and Advances from Banks				
(i) Cash Credit		61,914,251		38,642,781
(ii) Project Term Loans	26,150,004		32,170,677	
Add : Interest Accrued and Due	257,027	26,407,031	-	32,170,677
C Other Loans & Advances				
(i) Project Loan				
(a) UTI		66,000,000		106,000,000
(b) IDBI		50,000,000		56,750,000
(c) UTI BANK		52,500,000		82,500,000
(d) INDIAN BANK	110,145,000			
(e) HDFC BANK	125,000,000			
Add : Interest Accrued and Due	1,318,539	236,463,539		
(ii) Hire Purchase Loans		2,310,505		2,017,623
(iii) Housing Development Finance Corporation (HDFC)		552,389,158		481,752,098
(iv) Bank of Bahrain & Kuwait (ECB)		122,584,000		136,140,000
(v) IDFC Ltd		142,500,000		142,500,000
		2,415,348,526		2,116,490,243
SCHEDULE - (D)				
Unsecured Loans				
(i) Fixed Deposits				
Others		267,815,079		403,004,232
(ii) Short Term Loans & Advances				
(a) Short term Loans from Banks / Financial Institutions		232,582,150		393,515,681
(b) Others		191,366,099		128,581,375
(c) Directors		175,000		175,000
		691,938,328		925,276,288

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - (E)				
Current Liabilities & Provisions				
A Current Liabilities				
(a) Acceptances		84,698,864		133,229,646
(b) Sundry Creditors				
(i) For Goods	318,950,061		287,883,259	
(ii) For Expenses	93,851,980		96,153,780	
(ii) For Capital Goods	33,764,913		38,881,127	
(iv) For others	55,357,794		45,034,422	
		501,924,748		467,952,588
(c) Advances				
(i) Inpatient Deposits	58,157,287		46,183,426	
(ii) Rent	3,329,100		269,000	
(iii) Others	26,751,390		28,412,215	
		88,237,777		74,864,641
(d) Unpaid Dividend		10,318,447		10,008,193
(e) Unpaid Deposits		3,841,641		14,574,000
(f) Other Liabilities				
(i) Tax Deducted at Source	15,659,325		13,609,144	
(ii) Retention Money on Capital Contracts	1,444,698		1,082,941	
(iii) Outstanding Expenses	124,081,424		96,711,735	
		141,185,447		111,403,820
Interest accrued but not due		22,293,645		42,479,150
B Provisions				
(a) For Taxation	377,381,936		234,983,162	
(b) For Dividend	166,394,472		138,315,408	
(c) Bonus	8,593,914		9,969,437	
(d) Staff Benefits	9,571,361		9,290,395	
		561,941,683		392,558,402
		1,414,442,252		1,247,070,440

SCHEDULE - (F)

Fixed Assets

Sl. No.	Description	GROSS BLOCK As on 31.03.2004 Rs.	GROSS BLOCK Additions Rs.	GROSS BLOCK Deletions Rs.	GROSS BLOCK As on 31.03.2005 Rs.	DEPRECIATION BLOCK Upto 31.03.2004 Rs.	DEPRECIATION BLOCK (withdrawn) Rs.	DEPRECIATION BLOCK For the year	DEPRECIATION BLOCK Total as on 31.03.2005 Rs.	IMPAIRMENT As at 01.04.2004 Rs.	IMPAIRMENT Reversal for the year	IMPAIRMENT As at 31.03.2005 Rs.	NET BLOCK As on 31.03.2005 Rs.	NET BLOCK As on 31.03.2004 Rs.
1	Land	215,113,627	29,566,870	-	244,680,497	-	-	-	-	-	-	-	244,680,497	215,113,627
2	Building	1,054,656,375	559,289,136	6,558	1,613,938,953	127,995,816	32,217,741	(48,487)	160,262,044	16,574,320	6,598,180	9,976,140	1,443,700,768	926,660,559
3	Leasehold Building	184,407,085	9,991,366	-	194,398,451	22,724,566	8,126,549	(137)	30,851,252	-	-	-	163,547,200	161,682,519
4	Medical Equipment & Surgical Instruments	2,351,870,232	656,823,615	34,607,510	2,974,086,337	809,206,923	165,431,429	32,930,086	941,708,266	3,249,087	1,207,560	2,041,527	2,030,336,543	1,542,663,309
5	Electrical Installation & Generators	474,603,962	177,260,821	38,466	651,826,317	127,457,059	32,092,205	(15,972)	159,565,236	3,067,512	1,200,869	1,866,643	490,394,438	347,146,903
6	Airconditioning Plant & Airconditioners	117,956,174	6,667,736	185,520	124,438,390	37,839,997	10,254,858	52,081	48,042,774	-	-	-	76,395,616	80,116,177
7	Office Equipment	229,825,859	73,423,432	1,067,019	302,182,272	93,491,495	28,212,243	504,598	121,199,140	-	-	-	180,983,132	136,334,364
8	Furniture & Fixtures	279,230,255	68,386,642	739,622	346,877,275	109,460,344	19,855,739	202,637	129,113,446	-	-	-	217,763,829	169,769,911
9	Fire Fighting Equipment	2,659,861	167,180	-	2,827,041	1,591,359	-	269,410	1,860,769	-	-	-	966,272	1,068,502
10	Library	175,520	-	-	175,520	175,520	-	-	175,520	-	-	-	-	-
11	Boilers	1,470,798	-	-	1,470,798	770,758	37,185	-	807,943	-	-	-	662,855	700,040
12	Kitchen Equipment	11,923,648	703,152	1,050,000	11,576,800	3,874,547	648,336	1,050,000	3,472,883	-	-	-	8,103,917	8,049,101
13	Refrigerators	8,261,525	1,360,866	-	9,622,391	1,798,347	409,201	-	2,207,548	-	-	-	7,414,843	6,463,178
14	Vehicles	75,798,207	24,799,244	2,347,214	98,250,237	30,397,267	8,426,488	1,530,352	37,293,403	-	-	-	60,956,834	45,400,940
15	Wind Electric Generator	31,820,980	-	-	31,820,980	8,980,563	496,375	-	9,476,938	-	-	-	22,344,041	22,840,417
16	Work-in-Progress	1,063,090,850	47,001,304	1,063,090,850	47,001,304		-	-	-	-	-	-	47,001,304	1,063,090,850
	Intangible Assets													
1	Goodwill	10,916,288	30,000	-	10,946,288	1,000,000	-	-	1,000,000	-	-	-	9,946,288	9,916,288
2	Software	18,549,142	11,926,293	1,170,884	29,304,551	4,158,056	4,837,040	1,472,392	7,522,704	-	-	-	21,781,847	14,391,086
	Total	**6,132,330,388**	**1,667,397,658**	**1,104,303,644**	**6,695,424,400**	**1,380,922,617**	**311,314,799**	**37,677,550**	**1,654,559,865**	**22,890,919**	**9,006,609**	**13,884,310**	**5,026,980,225**	**4,751,407,771**
	Less : Depreciation Written Back	-	-	-	-	277,481	-	-	277,481	-	-	-	277,481	277,481
	Total	6,132,330,388	1,667,397,658	1,104,303,644	6,695,424,400	1,380,645,136	311,314,799	37,677,550	1,654,282,384	22,890,919	9,006,609	13,884,310	5,027,257,706	4,751,685,252
	Previous Year	5,123,811,615	1,097,846,832	89,328,059	6,132,330,388	1,153,674,309	271,599,934	44,629,107	1,380,645,136	-	-	-	4,751,685,252	3,970,137,306

	Face Value Rs.	31.03.2005 No. of Equity Shares/Units	31.03.2005 Value Rs.	31.03.2004 No. of Equity Shares	31.03.2004 Value Rs.
SCHEDULE - (G)					
Investments					
Non-Trade Investments (At Cost)					
1. Investment in Government Securities					
National Savings Certificate			94,800		35,800
2. *Quoted:*					
(A) Long Term - Others :					
(i) Indraprastha Medical Corporation Ltd Market Value as on 31.03.2005 Rs. 30.65 per share (Goodwill on acquisition = Rs. 8,653,843)	10	13,132,457	144,520,233	13,132,457	146,381,327
(ii) Reliance Mutal Fund Market Value as on 31.03.2005 Rs. 21.097 per share	10	30,230	637,782	30,230	621,675
(iii) The Lanka Hospitals Corporation Ltd Market Value as on 31.03.2003 SLR 17 per share (Quoted in Colombo stock exchange)	10(SLR)	48,015,000	152,788,049	48,015,000	164,716,103
(B) Short Term - Others :					
(a) Reliance Mutual Fund Market Value as on 31.03.2005 Rs.10.0687 per unit		3,794,182	38,202,476	-	-
(b) Franklin Templeton Investments Market Value as on 31.03.2005 Rs. 10.0265 per unit		2,738,175	27,454,313	-	-
(c) Kotak Mahindra Mutual Fund Market Value as on 31.03.2005 Rs. 10.0078 per unit		5,014,507	50,184,180	-	-
(d) Canbank Mutual Fund Market Value as on 31.03.2005 Rs. 10.0410 per unit		4,980,199	50,006,178	-	-
(e) HDFC Floating Rate Incom Fund Market Value as on 31.03.2005 Rs. 10.0396 per unit		25,809	259,112	-	-
(f) HDFC Cash Mngt Fund Savings Plan Market Value as on 31.03.2005 Rs. 13.7880 per unit		4,160	57,356	-	-
(g) HDFC Cash Mngt Fund Savings Plan Market Value as on 31.03.2005 Rs. 10.6364 per unit		7,597	80,807	-	-
(h) Prudential ICICI Liquid plan Inst-Daily Dividend Market Value as on 31.03.2005 Rs. 11.8502 per unit		264,749	3,137,331	-	-
(i) Prudential ICICI Floating Rate plan B short term -Daily Dividend Option Market Value as on 31.03.2005 Rs. 10.0012 per unit		3,248	32,480	-	-
(j) Prudential ICICI Liquid plan -Daily Dividend Market Value as on 31.03.2005 Rs. 11.8514 per unit		1,065	12,616	-	-
(k) Birla Sun Life Mutual Fund Market Value as on 31.03.2005 Rs. 10.8030 per unit		18,689	201,893	-	-
(l) Birla Sun Life Mutual Fund Market Value as on 31.03.2005 Rs. 16.3706 per unit		1,775	29,058	-	-
	C/f		**467,698,664**		311,754,905

	Face Value Rs.	31.03.2005 No. of Equity Shares	Value Rs.	31.03.2004 No. of Equity Shares	Value Rs.
	B/f		467,698,664		311,754,905
3. Unquoted					
(A) Long Term - Others :					
(i) Universal Quality Services, Dubai	1,000 (DHS)	3,332	-	3,332	21,363,448
(ii) Pinakini Hospitals Limited	10	161,440	1,224,200	161,440	1,224,200
(iii) Kurnool Hospitals Enterprises Limited	10	151,200	1,732,500	176,400	1,732,500
(iv) Family Health Plan Limited (Capital reserve on Acquistion Rs. 4,245,685)	10	490,000	14,159,408	490,000	9,834,340
(v) Sunrise Medicare Pvt Limited (Parking Centre)	10	250,000	2,500,000	-	-
(B) Short Term - Others :					
(i) NIS Sparta Limited	10		-	60,000	2,430,052
4. Advance for Investments in Shares for various projects under construction			70,162,300		88,118,308
Total			557,477,073		436,457,753

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - (H)				
Current Assets, Loans & Advances				
A. Current Assets				
(a) Inventories (at cost)				
(i) Medicines	212,501,329		192,411,352	
(ii) Stores, Spares	57,332,487		57,442,827	
(iii) Lab Materials	7,084,190		5,950,128	
(iv) Surgical Instruments	61,391,921		54,341,423	
(v) Other Consumables	54,935,125		50,564,848	
		393,245,052		360,710,578
(As taken, certified, and valued by management)				
(b) Sundry Debtors				
(Considered good for which the company holds no security other than the debtors personal security)				
(i) Debtors Outstanding for a period exceeding six months	285,902,699		302,823,752	
(ii) Others	655,179,917		451,594,044	
Less : Provision for bad debt	9,380,424		4,036,377	
		931,702,191		750,381,419
(c) Cash and Bank Balances				
(i) Cash on hand	12,713,098		14,053,434	
(ii) In current A/c with scheduled banks	225,070,848		198,556,255	
(iii) Balance with non scheduled bank	2,660,709		5,467,057	
(iv) In Deposit A/c with scheduled banks	44,205,188		34,062,954	
		284,649,843		252,139,700
B. Loans and Advances				
(Unsecured but considered good for which the company holds no security other than the debtors personal security)				
(a) Advances				
(a) For capital items	7,861,991		758,852	
(b) To suppliers	20,396,077		8,159,096	
(c) Others advances	358,584,773		273,725,296	
(d) Staff advances	7,633,379		2,610,110	
		394,476,220		285,253,354
(b) Advance Tax		326,626,034		241,433,583
(c) Deposits				
(a) With Government	28,562,600		25,071,188	
(b) With others	106,406,698		92,138,503	
		134,969,298		117,209,691
(d) Prepaid Expenses		33,599,144		29,299,753
(e) Rent Receivables		1,945,594		2,194,106
(f) Service Charges Receivables		4,753,950		1,756,912
(g) Tax deducted at Source		65,873,486		59,528,479
(h) Interest Receivable		4,560,257		7,642,026
(i) Franchise Fees Receivable		915,463		-
(j) Royalty Receivable		395,450		-
Total		**2,577,711,982**		2,107,549,601

	31.03.2005	31.03.2004
SCHEDULE - (I)		
Miscellaneous Expenditure		
(To the extent not written off)		
(a) Deferred Revenue Expenditure	24,472,093	44,931,525
(b) Preliminary Expenditure	8,875,000	11,554,000
	33,347,093	56,485,525

Schedules

to Consolidated Profit & Loss Account

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - (I)				
Operative Expenses				
Materials Consumed				
(a) Opening Stock	310,796,063		270,277,971	
Add :				
Purchases	3,035,328,965		2,484,428,075	
Customs Duty	1,483,247		3,058,144	
Freight Charges	3,553,542		2,796,487	
	3,351,161,817		2,760,560,677	
Less : Closing Stock	360,576,822	2,990,584,995	310,796,063	2,449,764,614
(b) Fees to Consultants		996,250		3,015,387
(c) Power & Fuel		227,019,562		193,304,393
(d) House Keeping Expenses		74,161,548		37,348,466
(e) Water Charges		26,426,034		25,837,298
(f) Other Expenses		3,080,570		4,774,322
(g) Web Cost		5,298,186		8,152,884
Total		**3,327,567,145**		2,722,197,364

SCHEDULE - (II)				
Payments to and Provisions for Employees				
(a) Salaries & Wages		858,752,110		662,893,154
(b) Contribution to Provident Fund		47,414,225		38,720,248
(c) ESI		2,426,899		1,514,233
(d) Gratuity		12,016,200		11,007,784
(e) Staff Welfare expenses		73,544,715		62,533,235
(f) Staff Education & Training		13,691,581		3,738,297
(g) Bonus		8,593,914		9,969,437
Total		**1,016,439,644**		790,376,388

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - (III)				
Administrative & other Expenses				
(a) Rent		152,239,179		98,441,160
(b) Rates & Taxes		28,145,226		22,888,058
(c) Printing & Stationery		62,028,473		47,044,428
(d) Postage & Telegram		12,991,435		19,274,027
(e) Insurance		20,484,725		17,915,901
(f) Directors Sitting Fees		670,000		618,000
(g) Advertisement, Publicity & Marketing		84,249,710		102,916,903
(h) Travelling & Conveyance		128,593,852		95,283,357
(i) Subscriptions		1,676,402		2,139,130
(j) Security Charges		16,260,359		13,890,582
(k) Legal & Professional Fees		130,977,449		89,641,693
(l) Entertainment		5,545,801		5,109,514
(m) Hiring Charges		8,182,994		2,973,891
(n) Seminar Expenses		1,501,590		296,006
(o) Audio & Video Charges		10,875,869		10,053,010
(p) Telephone Expenses		31,237,465		17,440,983
(q) Books & Periodicals		3,499,408		2,589,914
(r) Miscellaneous Expenses		33,507,727		26,355,176
(s) Bad Debts Written off		39,569,147		44,889,887
(t) Provision for Bad Debt		8,344,637		3,817,519
(u) Donations		6,354,613		489,781
(v) Audit Fee		3,303,832		2,544,438
(w) Royalty		1,770,747		3,291,230
(x) Repairs & Maintenance to				
(i) Building	85,253,103		57,926,382	
(ii) Equipments	129,646,043		101,007,777	
(iii) Vehicles	9,320,162		3,004,597	
(iv) Office Maintenance & Others	44,696,478	268,915,786	38,187,904	200,126,660
(y) Loss on Sale of Assets		1,765,467		2,543,158
(z) Loss on Sale of Units		-		137,093
(aa) Management Fee		7,956,132		9,871,685
Total		**1,070,648,025**		842,583,184
SCHEDULE - (IV)				
Financial Expenses				
(a) Interest on				
i. Fixed Loans	144,605,816		131,777,454	
ii. Fixed Deposits	28,233,508		45,422,331	
iii. Debentures	51,359,753		28,628,295	
iv. Other unsecured loans	818,059	225,017,136	284,983	206,113,063
(b) Bank Charges		12,463,660		9,328,673
(c) Brokerage & Commission		852,782		1,189,608
(d) Leasing Charges		4,101,776		5,476,878
Total		**242,435,354**		222,108,222

Accounting Policies & Notes Forming Part of Consolidated Accounts of Apollo Hospitals Enterprise Limited, it's Subsidiaries, Associates and Joint Ventures.

SCHEDULE -J

1. **BASIS OF CONSOLIDATION:**

A. The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21-Consolidated Financial Statements, Accounting Standard 23-Accounting for Investment in Associates in Consolidated Financial Statements and Accounting Standard 27-Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India (ICAI).

B. **The Subsidiary Companies considered for the purpose of consolidation are:**

Name of the Subsidiary	Country of Incorporation	Percentage of holding as on 31.03.2005
Unique Home Health Care Ltd.	India	100.00
AB Medical Centres Ltd.	India	100.00
Apollo Health and Lifestyle Ltd.	India	100.00
Apollo Hospitals International Ltd.	India	55.35
Apollo Health Street Ltd.	India	75.81
Medvarsity Online Ltd.*	India	85.00
Apollo Health Street Inc.*	USA	100.00

- * The above two Companies are subsidiaries of Apollo Health Street Limited. These companies are subsidiaries of Apollo Hospitals Enterprise Limited by virtue of Sec: 4(1)(c) of the Companies Act, 1956. Hence they have been included for the purpose of consolidation.

  Effective holding of Apollo Hospitals Enterprise Limited in Medvarsity Online Limited and Apollo Health Street Inc. is 64.44% and 75.81% respectively.

- All Subsidiary company accounts have been drawn unto 31st March 2005.

- Minority Interest consists of their share in the net assets of the subsidiaries, as on the date of Balance Sheet.

- The amount of Deferred Revenue Expenditure (attributable to the Holding Company) not written off at the end of the financial year immediately preceding the date of acquisition of the Subsidiary Company has been duly adjusted and the amount appearing as deferred revenue expenditure in the Balance Sheet are those pertaining to the post acquisition period.

C. **Investment in Associates:**

The Associate Companies considered in the Consolidated Financial Statements are:

Name of the Associate Company	Country of Incorporation	Proportion of ownership interest (%)
Indraprastha Medical Corporation Ltd.	India	14.33
Family Health Plan Ltd.	India	49.00
The Lanka Hospitals Corporation Ltd.	Sri Lanka	30.66

The financial statements of all associates are drawn unto 31st March 2005.

The Financial Statements of The Lanka Hospitals Corporation Ltd are prepared in Sri Lankan Rupees and translated in Indian Rupees using the exchange rate as at 31.03.2005 of SLR 1.00 = INR 0.441 The Balance Sheet and the related statements of Income, Cash Flow, Changes in Equity and the Accounting Policies and Notes ("Financial Statements") of the company are prepared in accordance with the Accounting Standards issued by the Institute of Chartered Accountants of Sri Lanka. The Financial Statements of the company are prepared under the historical cost convention. Where appropriate, significant accounting policies are explained in the Notes forming part of Consolidated Accounts.

- During the year the group has received dividend aggregating to Rs. 13.62 million in respect of investment in associates.

D. (i) Interests in Joint Ventures:

The following are jointly controlled entities.

Name of the Associate Company	Country of Incorporation	Proportion of ownership interest (%)
Apollo Gleneagles Hospitals Limited.	India	49.00
Universal Quality Services LLC (UQSL) *	Dubai	49.00

(ii) The financial statements of all Joint Ventures are drawn unto 31st March 2005.

(iii) Capital commitments with respect to Joint Ventures: The Company has agreed not to dispose of its share holding in Apollo Gleneagles Hospitals Limited for a period of three years commencing 30.07.2002.

* In respect of Universal Quality Services LLC, Dubai, in the absence of any business activity during the year 2004-05, the effect of the operations has not been included in the Consolidated Financial Statements, the company is in the process of initiating liquidation proceedings after obtaining necessary statutory permissions. The whole of the amounts in the form of investments and advances have been written off in the books of Apollo Hospitals Enterprise Ltd.

E. As far as possible the Consolidated Financial Statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's separate financial statements.

F. The effects arising out of some variant accounting policies among the group companies have not been calculated and dealt with in the Consolidated Financial Statements since it is impracticable to do so. However, these variant accounting policies adopted by the Associates and Joint Ventures have been disclosed in the financial statements.

G. Basis of Consolidation:

For the Fiscal years ending 31st March 2004 and 2003, the financial statements of the Subsidiary companies have been published along with the financial statements of the Parent Company. For the fiscal year ending 31st March 2005 the Company (AHEL) has been exempted from publishing the standalone accounts of its subsidiaries under Section 212 of the Companies Act 1956 vide letter No 47/53/2005-CL-III Government of India, Ministry of Company Affairs dated 28.02.2005 and hence the notes to accounts (Schedule J) for the year ending 31st March 2005 are inclusive of the relevant notes appearing in the stand alone financial statement of the Holding Company.

H. In case of the fellow foreign subsidiary, the translation of assets and liabilities have been translated at exchange rates prevailing on the date of balance sheet, income and expenses have been translated at average exchange rates prevailing during the reporting period. Share capital is carried at historical cost. Resultant currency translation exchange gain/loss is charged off against the reserves.

I. In case of the foreign associate Lanka Hospitals Corporation Limited, the assets, liabilities, income and expenses have been translated at exchange rates prevailing on the date of balance sheet. The difference between the cost of investment and the net assets attributable to the company as at the balance sheet date arising out of exchange rate fluctuation has been charged off against the reserves.

2. ACCOUNTING POLICIES

A. Inventories

Apollo Hospitals Enterprise Ltd

1. The inventories of all medicines, medicare items traded and dealt with by the Company are valued at cost.
2. Stock of provision, stores, stationery and housekeeping items are stated at cost applying the FIFO method.
3. Surgical instruments, linen, crockery and cutlery are subject to 1/3 write off.
4. Imported Inventory:
   (i) Stocks already paid for are accounted for at the exchange rates prevailing at the respective dates of payment. (Refer point no. 25 in the Notes forming Part of Accounts.)
   (ii) Stocks for which payments were still outstanding on 31st March 2005 are accounted for at the applicable exchange rates prevailing on that date.

Apollo Health Street Ltd

Project in Progress:

Projects-in-Progress as at the Balance Sheet date are valued at cost. Cost represents direct expenses of personnel deployed on the respective projects.

B. Prior Period Items

Prior period expenses and income are separately identified, classified, and dealt with as required under Accounting Standard 5 on 'Net Profit or Loss for the Period, Prior Period Items and Changes in Accounting Policies' issued by the Institute of Chartered Accountants of India.

C. Depreciation and Amortization

Apollo Hospitals Enterprise Ltd

(i) Depreciation has been provided

On assets installed after 1st April, 1987 on straight line method at rates specified in Schedule XIV of the Companies Act,1956 on single shift basis.

On assets installed prior to 2nd April 1987 on straight-line method at the rates equivalent to the Income Tax rates.

(ii) Depreciation on new assets acquired during the year has been provided at the rates applicable from the date of acquisition to the end of the financial year.

(iii) In respect of the assets sold during the year, depreciation has been provided from the beginning of the year till the date of its disposal.

(iv) Individual assets acquired for Rs. 5,000/- and below are fully depreciated in the year of acquisition.

(v) Amortization:

(a) The cost of land and building taken on lease by the company from Orient hospital, Madurai will be amortised over a period of 30 years though the lease is for a period of 60 years.

(b) Unrealised amounts on project development and pre-operative project expenses incurred at Bilaspur Hospital amounting to Rs. 56,622,740/- are included in advances and deposits account. The above expenses incurred on project will be amortised over the balance lease period of 15 years. The amount amortised during the current year is Rs. 3,145,708/- balance yet to be amortised as on 31.03.2005 is Rs. 47,185,616/-.

(c) Lease rentals on operating leases is recognised as an expense in the Profit & Loss Account on straight line basis as per the terms of the agreement.

Indraprastha Medical Corporation Ltd

Depreciation is charged on straight line method at the rates prescribed under schedule XIV of the Companies Act, 1956 (considered the minimum rate) or at higher rates, if the estimated useful life based on technological evaluation of the assets are lower than as envisaged under Schedule XIV of the Companies Act. In case of additions and deletions during the year, the computations are on the basis of number of days for which the assets have been in use.

The Lanka Hospitals Corporation Ltd.

Depreciation has been provided on a consistent basis so as to write off the cost of Property, Plant and Equipment over their estimated useful lives as follows:

Asset	Rate of Depreciation (%)
Motor Vehicles	25
Furniture & Fittings	10
Computers	15
Office Equipment	10
Other Equipment	6.14
Buildings	2.5
Medical Equipment	6.62
Medical Vehicles	25

Apollo Health Street Ltd

a. In case of Apollo Health Street Inc. USA, depreciation is provided at rates based on the estimated useful lives of the respective assets as determined by the management;

b. Leasehold improvements are amortized over shorter of lease period and estimated useful lives;

c. Acquired Goodwill, other than arising on consolidation is amortized in two years;

d. Computer software (included under Computers and computer equipment) are depreciated over a period of 2 to 5 years; and

e. Library books are fully depreciated in the year of purchase.

Apollo Gleneagles Hospital Ltd

Depreciation on fixed assets is provided for on straight line basis as follows:

(a) Hospital Buildings - at 3.33 %.

(b) Other Assets - As per Schedule XIV of the Companies Act, 1956.

(c) The Company has reviewed the useful life of the medical equipments. Based on the technical assessment it has been decided to depreciate the cost of medical equipments as per the rates specified in schedule XIV of the Companies Act, 1956 as against the policy of depreciating the same in seven years as followed in the previous year. Consequent upon this change depreciation charge and loss for the year is lower and a net fixed asset is higher by Rs. 42,239,876/-.

Apollo Health and Lifestyle Ltd

Fixed Assets are stated at the cost of acquisition less accumulated depreciation. Direct costs relating to acquisition of fixed assets are capitalized until the assets are ready to be put to use. These costs include freight, installation costs, duties and taxes, and other allocated expenses. Depreciation is provided using the straight-line method, 'pro rata for the period of use of the assets, at annual depreciation rates stipulated in Schedule XIV of the Indian Companies Act, 1956, or based on the estimated useful lives of the assets, whichever is higher, as follows:

Asset	Rate of Depreciation (%)
Furniture and Fittings	6.33
Leasehold Improvements	20.00
Office Equipment	4.75
Air Conditioners	4.75
Electrical Installation	4.75
Computers	16.21
Vehicles	20.00

Family Health Plan Ltd

Fixed assets are stated at cost of acquisition. Depreciation of fixed assets has been provided on written down value method at the rates prescribed in schedule XIV of the Companies Act, 1956. Depreciation on new assets acquired during the year has been provided at the rates applicable from the date of its acquisition to the end of the financial year.

D. Revenue Recognition

Apollo Hospitals Enterprise Ltd

(i) Pharmacy Sales are stated net of returns, discounts, adjusted for export incentives exchange fluctuations on export receivables and inclusive of Sales Tax. (Refer Note 25 in the Notes forming part of Accounts).

(ii) Lease rental income on operating leases is recognised as an income in the Profit and Loss account on straight line basis as per the terms of the agreement, in accordance with Accounting Standard 19 'Leases' issued by the Institute of Chartered Accountants of India.

(iii) The Hospital collections of the company are net of discounts of Rs. 1,570,876/-

(iv) Hospital Project Consultancy income is recognised as and when it becomes due.

Apollo Health Street Ltd

The Company recognizes revenue on the following bases-

(a) Software development and implementation

Software development:

On the basis of software developed and billed, as per the terms of contracts based on milestones achieved under the percentage of completion method.

Software implementation:

On the completion of installation and based on the terms of arrangements with the concerned parties, except where the payment terms are extended beyond the normal credit period the revenues are recognized as the payment becomes due from the customer.

(b)	Online medical education	On rendering of the services based on the terms of the agreements/arrangements with the concerned parties or on a time proportion basis over the period of such services.
(c)	Professional services fees including medical coding and billing services	On rendering of the services based on the terms of the agreements/arrangements with the concerned parties.
(d)	Website development	As per the terms of agreements based on milestones achieved under the percentage of completion method.
(e)	Course fees	On a time proportion basis over the duration of course and is stated net of discounts.
(f)	Membership and subscription	On a time proportion basis over the period of membership/ subscription to the facilities.
(g)	Health check ups	On the provision of agreed services.
(h)	Course admission fees	On an up front basis at the time of admission.

Apollo Health and Lifestyle Ltd

The Company has recognized revenue as follows.

a) With reference to the License fee 100% on operational clinics. On others on a prorata basis, based upon progress of work and date of signing the agreements.

b) Royalty income has been recognized based 'on the percentage of the gross sales of operational clinics from the date of commencement till March 31,2005.

Family Health Plan Ltd

There is no change in the method of recognizing the revenue from TPA operations which is accounted in line with the wordings in the mediclaim policy, which specifies the conditions under which the premium paid will be refunded, thereby aligning the revenue recognition with the policy wordings. All other streams of revenue are being recognized on accrual basis and prorated till the end of the financial year.

The Lanka Hospitals Corporation Ltd

Revenue Recognition

i. Hospital services-Revenue is recognised at the point of invoicing.

ii. Sale of goods (Pharmaceuticals)-Revenue from the sale of goods is recognised at the point of invoicing.

Unique Home Health Care Ltd

Membership Fees:	The Company adopts the policy of transferring non-repayable membership fees to Capital Fund, treating them as Capital Receipt.

E. Fixed Assets:

Apollo Hospitals Enterprise Ltd

a) All Fixed Assets have been valued at cost. Additional cost relating to the acquisition and installation of fixed assets are capitalised. Additional cost arising out of the increase in liability on account of fluctuations in foreign currency has been added to the cost of the assets.

b) Land which was revalued in prior years by Rs. 103,133,472/- (Chennai Hospital Division = Rs. 50,080,324/- and Hyderabad Hospital Division = Rs. 53,053,148/- was written back to its original cost in 2002-03.

c) Assets acquired under Hire Purchase agreements are capitalised to the extent of principal value, while finance charges are charged to revenue on accrual basis.

d) Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations for the expansion activities of the company are capitalised.

F. Investments:

Apollo Hospitals Enterprise Ltd

a. i. Long-term investments are stated at cost to the Company.

ii. A provision for diminution, if any, is made to recognise the decline other than temporary in the value of Long term Investments.

b. Current Investments are valued at lower of cost or market value.

c. In case of foreign investments,

i. The cost is the rupee value of the foreign currency on the date of the Investment.

ii. The face value of the foreign investments is shown at the face value reflected in foreign currency of that related country.

G. Government Grants

The Lanka Hospitals Corporation Ltd

Government grants received to compensate the company for the cost of an asset is recognised in the balance sheet as deferred income when there is a reasonable assurance that it will be received and that the company will comply with the conditions attaching to it. Grants so deferred are recognised in the income statement as income on a systematic basis over the useful life of the asset.

H. Miscellaneous Expenditure

Apollo Hospitals Enterprise Ltd

Preliminary, Public Issue, Rights Issue Expenses and expenses on private placement of shares are amortised over 10 years.

Apollo Health Street Ltd

Preliminary expenditure such as expenses relating to incorporation of the Company etc., incurred prior to April 1, 2003 is being amortized over a period of 5 years using "Straight Line Method".

Share issue expenses related to raising of share capital such as legal and professional fees, advertising expenses, printing cost, commission, brokerage, etc., are amortised over a period of 3 years.

Apollo Hospitals International Ltd

Preliminary expenses are amortised over a period of 5 years

I. Deferred Revenue Expenditure

Apollo Hospitals Enterprise Ltd

Special advertisement expenditure, Software expenses and expenditure incurred on the up gradation of the building of AB Medical Center Ltd unto the commencement of the lease in the previous year are written off over a period of five years.

J. Intangible Assets

Apollo Hospitals Enterprise Ltd

Intangible assets are initially recognised at cost and amortised over the best estimate of their useful life.

Indraprastha Medical Corporation Ltd

Intangible Assets are stated at cost less accumulated amortisation.

Apollo Health Street Ltd

An intangible asset is recognized, as an asset only if it is probable that the future economic benefits that are attributable to the asset will flow to the Company. Intangible assets are stated at cost less accumulated amortization.

Cost of software is amortized on the straight-line basis over a period of 2-5 years, being the useful life of the assets as determined by the management of the Company.

Goodwill arising on consolidation of acquired subsidiaries is carried at cost.

Apollo Gleneagles Hospital Ltd

Cost of Software considered as intangible assets are recognized at cost comprising of purchase price inclusive of import duties, if any, and other taxes. Expenditure on such intangible assets are recognized as an expense unless it forms part of the cost of acquisition of an eligible intangible asset. Depreciable amount of such asset is allocated on a systematic basis on the best estimates of its useful life and hence allocated / amortized over a period of 36 months.

Apollo Health and Lifestyle Ltd

Trademark and Concept Rights : The Company has entered into an agreement with Apollo Hospitals Enterprise Limited and has incurred an expenditure of Rs. 29,100,190/-. This expenditure is towards the usage of "Apollo" name by the Company for the franchisee clinics and also for the concept of franchisee mode of business. The expenditure on such licensing is amortized in proportion to the number of clinics that are in operation.

K. Retirement Benefits

Apollo Hospitals Enterprise Ltd

a) Provident Fund

Contributions to PF are accounted on accrual basis.

b) Defined Benefit Plan - Retirement Gratuity

The company has covered gratuity liability under the LIC's Group Gratuity cum Life Assurance Scheme.

The Lanka Hospitals Corporation Ltd

Full provision has been made on account of Retiring Gratuity from the first year of service of the employee, in conformity with the Sri Lanka Accounting Standard No. 16 - "Retirement Benefit Costs" at half (½) month's salary for each year's service.

However, according to the Payment of Gratuity Act No.12 of 1983, the liability for gratuity to an employee arises only on completion of five years of continued service with the company.

The liability is not externally funded nor actuarially valued. The item is grouped under Non-Current Liabilities in the Balance Sheet.

Apollo Health and Lifestyle Ltd

Retirement benefits to employees comprise accrual for Gratuity and contribution to Provident Fund. The liability for Gratuity is accrued based on the current basic salaries of the employees as per the provisions of the Payment of Gratuity Act.

Family Health Plan Ltd

The company has made provision for payment of gratuity to employees as per the provisions of Payment of Gratuity Act 1972.

Apollo Health Street Ltd

Liability towards gratuity is accrued and provided for in the manner stipulated under the Payment of Gratuity Act, 1972 on the basis of actuarial valuation made at the end of each financial year.

c) Leave encashment:

Apollo Hospitals Enterprise Ltd

The Company has no 'Leave encashment scheme' as a part of 'Retirement Benefits Scheme'. The employees of the company are entitled to encash their unavailed leave accrued during the course of their employment in accordance with the Company's rules and regulations. The same is therefore accounted as and when claimed.

Indraprastha Medical Corporation Ltd

The company has provided for the liability for the year on actuarial basis.

Apollo Health Street Ltd

Liability towards leave encashment is accrued and provided for on the basis of actuarial valuation made at the end of each financial year.

Apollo Gleneagles Hospital Ltd

Liability for leave encashment is recognised as per the management's estimates.

d) Defined Contribution Plans - Employees' Provident Fund & Employees' Trust Fund

The Lanka Hospitals Corporation Ltd

All employees who are eligible for Employees' Provident Fund Contribution and Employees' Trust Fund Contribution are covered by relevant contribution funds in line with respective Statutes and Regulations.

Contributions to Provident Fund and Trust Fund covering the employees are recognised as an expense in the Income Statement in the period in which it is incurred.

Apollo Health Street Ltd

Liabilities of the AHS(I), towards various state and federal employee benefits such as (a) social security; (b) employer federal unemployment benefits etc., is limited to the amounts contributed to the respective authorities.

L. Provision for Current and Deferred Tax

Apollo Hospitals Enterprise Ltd

(a) Income tax is computed using the tax effect accounting method, where taxes are accrued in the same period as and when the related revenue and expense arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions.

(b) The differences that result between the profit calculated for income tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered.

The Lanka Hospitals Corporation Ltd

Deferred tax has not been provided in the financial statements in view of the tax holiday for a period of 12 years in accordance with the powers conferred on the Board of Investment of Sri Lanka under Section 17 of the BOI Law No 4 of 1978.

Apollo Health Street Ltd

During the year, the management has evaluated the realisability of deferred tax assets relating to unabsorbed depreciation and carry forward business losses. Based on the analysis of Company's income from domestic operations and in absence of convincing evidence, the management feels that future taxable income from its domestic operations will not be sufficient to utilize the deferred tax benefits hence the deferred tax assets amounting to Rs. 36,809,270/- recognized in the earlier years have been reversed in the current years profit and loss account.

a) Deferred tax assets consists of:

Particulars	March 31, 2005 (Rs.)
Leave encashment	Nil
Gratuity	Nil
Provision for doubtful debts	Nil
Unabsorbed depreciation	Nil
Business loss carried forward	Nil

b) Deferred tax liability consists of:

Particulars	Rs.
Fixed assets	(2,504,364)
c) Deferred tax asset/ (liability), Net (a-b)	(2,504,364)

Apollo Gleneagles Hospital Ltd

The Company has significant amount of carried forward losses and depreciation under the Income Tax Act, 1961. However, as a matter of prudence deferred tax assets has been recognized to the extent there is deferred tax liability and as such, there is no impact of the same on these accounts.

Family Health Plan Ltd

Deferred tax liability of Rs. 483,737/- has been provided arising out items of timing difference between book profits and tax profits.

Indraprastha Medical Corporation Ltd

For the current year ended 31st March, 2005, timing differences have resulted in a net deferred tax credit amounting to Rs. 12,585,998/- which is adjusted to the provision for taxation for the year.

M. Income Tax

Apollo Health and Lifestyle Ltd

In the absence of any tax liability for 2004-05, the company has not made any provision for taxation.

The Lanka Hospitals Corporation Ltd

In accordance with and subject to the powers conferred on the Board of Investment of Sri Lanka under Section 17 of the BOI Law No 4 of 1978, the operating profits and income accruing to the company is exempt from tax for a period of 12 years. However, income tax has been provided at the normal rates of tax on non-trading income.

N. Provision for Doubtful Debts

Apollo Health Street Ltd

Periodically the Company evaluates customers' dues to the Company for collectibles. The need for provisions is assessed based on various factors including collectibles of specific dues, risk perceptions of the industry in which the customers operates, and general economic factors, which could effect the customers ability to settle. The Company normally provides for provision debtors ageing more than one year. During the year the Company has provided an amount of Rs. 3,512,630/- on dues from certain customers.

Apollo Gleneagles Hospital Ltd

Receivables in this respect remaining outstanding for more than 180 days are provided for to the extent of 50% and those for more than 365 days or otherwise considered doubtful are fully provided for at the end of the year.

O. Segment Reporting

Apollo Hospitals Enterprise Ltd

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company and with the following additional policies for Segment reporting:

(i) Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "unallocable expenses".

(ii) Inter segment revenue and expenses are eliminated.

Apollo Hospitals International Ltd

The company is engaged in rendering Health Care Services, which in context of Accounting Standard 17 issued by the ICAI is considered as the only business segment.

The Lanka Hospitals Corporation Ltd

A Segment is a distinguishable component of an enterprise that is engaged in either providing products or services (Business Segment) or in providing products or services within a particular economic environment (Geographical Segment), which is subject to risk & rewards that are different from those of other segments.

However, there are no distinguishable components to be identified as segments for the Company.

Indraprastha Medical Corporation Ltd

The company is engaged in the healthcare business, which in context of Accounting Standard 17 issued by the Institute of Chartered Accountants of India is considered the only business segment.

Apollo Gleneagles Hospital Ltd

The Company's business is to provide medical and other related facilities and services for both in-patients and out-patients. The operations of the company being comprised of a single business segment and not comprising of other operations in the economic environments with significantly differing risks and returns, in the opinion of the management, disclosure requirements as per AS-17 on 'Segment Reporting' issued by the ICAI are not applicable to the Company.

P. Earnings per Share

In determining earnings per share, the company considers the net profit after minority interest, share in associates and preference dividend and includes the post-tax effect of any extra-ordinary items. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises of the weighted average shares considered for deriving basic earnings per share.

Q. Leases

The Lanka Hospitals Corporation Ltd

Commitment on Land Lease

The company has entered into a 99-year lease agreement with the Urban Development Authority. In terms of this agreement annual lease premiums payable are as follows.

Year	Annual Lease Premiums Rs. (at the exchange rate of SLR 1.00=INR 0.441)	
1999 to 2003	4,089,514	(Excluding taxes)
2004 to 2025	8,179,028	(Excluding taxes)
2026	4,089,514	(Excluding taxes)

Premiums paid on each installment is carried forward and amortised over the 99-year period, in accordance with the said agreement.

From the year 2027 Rs. 7,000/- per annum is payable as nominal ground rent for 5 years. Thereafter the said ground rent will be revised every 5 years on the basis of an annual increase no greater than the average weighted deposit rate published by the Central bank of Sri Lanka prevailing at the end of each year or 10% per annum whichever is lower.

The company has entered into a 99-year lease agreement with the Urban Development Authority. In terms of this agreement Rs. 463.7 Million is to be paid between the period 1999-2026.

Premiums paid on each installment is carried forward and amortised over the 99-year period, in accordance with the said agreement.

Apollo Gleneagles Hospital Ltd

The cost of leasehold land has not been amortised over the period of lease, since the lease is intended to be renewed on the expiry of the stipulated period.

R. Foreign Currency Transactions

Apollo Hospitals Enterprise Ltd

a. Current assets and current liabilities are converted at closing year-end rates or contracted forward rates as applicable.

b. Exchange differences relating to Fixed Assets are adjusted in the cost of the asset.

c. Translated exchange losses or gains are dealt with in the Profit & Loss Account in accordance with AS 11 - "Accounting for the Effects of Changes in Foreign Exchange Rates", issued by the ICAI. (Refer Note 25 in the Notes forming part of Accounts).

d. Currency swap transactions:

   Currency swap transactions are accounted for on the date of settlement and realised gain/loss in respect of settled contracts are recognised in the Profit and Loss account.

Apollo Hospitals International Ltd

Transactions in foreign currency are recorded at the rates of exchange prevailing on the date of the transactions.

Apollo Health Street Ltd

Effective for accounting periods commencing on or after April 1, 2004 the Institute of Chartered Accountants of India ("the ICAI") has revised Accounting Standard 11 on accounting for "The Effects of Changes in Foreign Currency Rates". The AS 11 (Revised) requires that in accordance with the guidance provided under the revised AS 11, the reporting enterprises shall classify their foreign operations as "integral foreign operations" or "non-integral foreign operations".

Based on the analysis of the following factors the management of the Company has designated its overseas subsidiary Apollo Health Street Inc. as an "integral foreign operations" of the Company:

a) Apollo Health Street Inc's operations are under direct supervision and control of the Company's management;

b) There are high proportion of inter-company transactions;

c) Apollo Health Street Inc's operations are mainly financed by the Company;

d) Costs of labor, material and other components of Apollo Health Street Inc's operations are mainly in Indian Rupee i.e. reporting currency of the Company;

e) Cash flows of Apollo Health Street Inc's have direct impact on the cash flows of the Company.

In accordance with AS 11 (Revised), the financial statements of integral foreign operation, including foreign branches, have been translated as if the transactions of foreign operation had been those of the Company.

S. Borrowing Costs

Indraprastha Medical Corporation Ltd

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the asset. Other costs are recognized as expense in the period in which they are incurred.

T. Change in Accounting Estimate

Apollo Health Street Ltd

Hitherto, AHS Inc. used to depreciate lease hold improvements over a period of 15 years. However, during the year ended March 31, 2005 AHSI has re-evaluated its estimates to harmonize the useful lives of lease hold improvements with the industry practice. Accordingly, the estimated useful lives of lease hold improvements have been reduced to five years as against the previous estimate. Had AHSI continued to use the earlier estimate to depreciate the lease hold improvements, the charge to the Profit and Loss Account after taxation for the current period would have been lower by Rs. 73,356/- and the net block of fixed assets would correspondingly have been higher by Rs. 73,356/-.

U. Impairment

Indraprastha Medical Corporation Ltd

In accordance with the provisions of the AS-28 issued by Institute of Chartered Accountants of India on Impairment of Assets, the company has carried out an impairment test in respect of all assets. On the basis of such exercise the company has determined that certain medical equipments on account of constant changes in technology have a recoverable amount less than the carrying amount. The value in use is taken to be the recoverable amount of such assets. The value in use has been calculated by using discount rate @ 10% which is the weighted average cost of capital of the company.

An impairment loss of Rs. 138,037,385/-determined on account of the above and the related deferred tax liability Rs. 50,511,330/- has been adjusted against the opening revenue reserves for the year as per the transitional provisions of AS-28. The profit of Rs. 7,238,274/- accruing to Apollo Hospitals Enterprise Limited due to the adjustment carried out in its Associate Indraprastha Medical Corporation Limited as referred to above, has been included in the consolidated profits of the company.

For the year ended 31st March 2005, the company has determined that impairment / reversal of loss is not required.

Apollo Gleneagles Hospital Ltd

The Company runs a diagnostics Center (The Center), independent of its hospital and therefore , both the hospital as well as the center has been considered by the management as two separate cash generating units (CGUS) for the purpose determination of impairment value of fixed assets. The said impairment has been determine with respect to carrying value of such assets on 1st April 2004 & 31st March 2005 on the basis of reports received from M/S. Deloitte Haskins & Sells (DHS). In terms of the said report, there being no indication of impairment in case of the Centre and the carrying value of fixed assets of the hospital being affected due to substantial cost and time over run in the past, impairment loss has been determined in respect of the hospital only.

For the purpose of determination of impairment loss, Net selling price (NSP) of the hospital's fixed assets on arms length criteria, due to the NSP being higher than their value in use, as determine by the said firm of consultant has been considered as the recoverable amount and Rs. 46,668,541/- have been recognized as impairment loss for the carrying value of such assets as on 1st April, 2004 & adjusted against the opening debit balance of Profit & Loss account. The carrying value of assets as again been reviewed at the year end and Rs. 18,362,098/- has been reversed as impairment loss. Consequently , the net fixed assets at the year end is lower by Rs. 28,306,443/- and loss for the year is lower by Rs. 18,362,098/-.

V. Provisions, Contingent Liabilities and Contingent Assets

Apollo Hospitals Enterprise Ltd

Contingent liabilities are not provided for unless a reliable estimate of probable outflow to the company exists as at the Balance Sheet date. Contingent assets are not recognised.

3 CONTINGENT LIABILITIES

a. Claims against the company not acknowledged as debts- Rs. 790,206,521/-

b. Pursuant to a subscription agreement entered into by a subsidiary, Apollo Hospitals International Limited (formerly known as Akshya Apollo Hospitals Limited), situated in Ahmedabad, with ICICI Limited, IDBI Limited, IDFC Limited, the financial institutions, the promoter and collaborator company (Apollo Hospitals Enterprise Limited) is under obligation to buy back the shares subscribed to by such Institutions, any time after the expiry of three years from the date of first disbursement at the option of the financial institutions at prices to be determined at the time of exercising the option.

c. Estimated amount of contracts remaining to be executed on capital account not provided for on account of the expansion cum diversification programme of the company Rs. 60,838,840/-

d. The estimated customs duty guarantees given by the company in favour of the Assistant Collector of Customs, pending receipt of customs duty exemption certificates amounts to Rs. 99,700,026/-

e. i) Letters of credit opened by various banks in favour of foreign suppliers for consumables, spares, medicines and medical equipment amounts to Rs. 84,156,306/-

ii) Bank Guarantees Rs. 95,220,493/-

iii) Corporate Guarantees

(Rs. in crores)

On Behalf of	In Favour of	Current Year Amount
Apollo Hospitals International Limited (formerly Akshaya Apollo Hospitals Limited)	HDFC IDBI IDFC	55.55 5.00 15.75
Apollo Health Street Limited, Hyderabad	Devel. Credit Bank	4.60
Total		80.90

f. (i) Additional liability, for payment of sales tax on work orders pursuant to court proceedings between contractors and the State governments-Rs. 206,076/-in the case of Chennai Division.

(ii) In respect of the claim for sales tax made by the Commercial Tax Department for Rs. 1,810,634/- for various assessment years, the matter is under contest.

Apollo Hospitals Enterprise Ltd

4. TERMS OF REDEMPTION OF DEBENTURES

(a) 10.8% Non-Convertible Debentures placed with Indian Bank Ltd., Indian Overseas Bank Ltd., Jammu & Kashmir Bank Ltd., Andhra Bank Ltd. and Life Insurance Corporation of India shall be redeemed in three instalments of 33%,33% & 34% at the end of the 3rd, 4th and 5th year from the date of allotment (05.04.2002) respectively. Accordingly the debentures have been redeemed in April 2005, and next two instalments will be redeemed in April 2006 and April 2007.

(b) 8.57% Non-Convertible Debentures placed with Karnataka Bank Ltd. shall be redeemed in three annual instalments at the end of the 3rd, 4th and 5th years from the deemed date of allotment (19.09.2002) respectively. Accordingly the debentures will be redeemed in September 2005,September 2006 and September 2007.

(c) 7.27% non- convertible debentures privately placed with General Insurance Corporation of India and Karnataka Bank Ltd. shall be redeemed at par at the end of 5 years, if the put / call is not exercised at the end of 3rd year from the date of allotment.(11.05.2003-Rs. 4 crores and 21.07.03-Rs. 6 crores.)

5. DETAILS OF SECURED LOANS AND SECURITY

a. Debentures

(i) 10.8% Non-Convertible Debentures privately placed with Indian Bank., Indian Overseas Bank, Jammu & Kashmir Bank Ltd., Andhra Bank and Life Insurance Corporation of India secured by,

(a) An Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai 600 006 and No.320 Mount Road, Teynampet, Chennai-600 018 both present and future ranking paripassu with the existing loans.

(b) A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in ,or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about , any or all of the Company's factory premises or godowns situated at No.21, Greams Lane, off. Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet , Chennai-600 035, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company.

(ii) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Ltd. secured by

(a) An Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai 600 006 and No.320 Mount Road, Teynampet, Chennai-600 018: both present and future ranking paripassu with the existing loans.

(b) A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in ,or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about , any or all of the Company's factory premises or godowns situated at No.21, Greams Lane, off. Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet , Chennai-600 035, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company.

(iii) 7.27% Non-Convertible Debentures privately placed with General Insurance Corporation of India and Karnataka Bank Limited, secured by a first charge on:

(a) All that piece and parcel of land measuring 43 grounds and 1200 sq.ft with all the buildings erected thereon comprised in Sr No.67/2 of Block No.13, bearing corporation Door No.21 Greams Lane, off. Greams Road, Chennai-6 together with all buildings and structures thereon, all plant & machinery attached to the earth & permanently fastened anything attached to the earth.

(b) The basement comprising plinth area of 13,414 Sq.ft Ground floor comprising plinth area of 11,694 Sq.ft. and lift machine room on the roof measuring 290 Sq.ft. constructed on the plot of land measuring 24 ground & 1,400 sq.ft. comprising plot Nos. 1,2&3 covered by survey No.3856 situated at No.320 Mount Road, Teynampet, Chennai-18 together with all buildings and structures thereon, all plant & machinery attached to the earth and permanently fastened anything attached to the earth. Hypothecation of whole of the movable plant & machinery, machinery spares, tools & accessories other movable, both present and future (save and except book debts) whether installed or not and whether now lying or stored in or about or shall hereafter time to time during the continuance of the security of these present be brought into or upon or be stored or be in or about any or all of the company's factories premises or godowns situate at No.21 Greams lane, off. Greams Road, Chennai - 6 & No.320 Mount road, Teynampet ,

Chennai -600 035 in the state of Tamil Nadu or wherever else the same may be or be held by the party to the order or disposition of the company or in the course of transit or in high seas or in order or delivery howsoever and wheresoever in the possession of the company.

b. HDFC

The principal sum of the loan, interest, commitment charges and all other dues under this agreement shall be secured by exclusive charge on the property being land measuring 2.5 acres situated in Shaikpet Village, Golconda Taluk, Hyderabad district, out of the total extent of 30 acres at Banjara Hills, Hyderabad City along with the constructions thereon at present and future.

c. Loan from HDFC Bank is secured by way of

(i) First paripassu hypothecation charge charged on all movable assets of the company present and future.

(ii) Equitable mortgage of immovable properties situated at No.21, Greams Lane, off. Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet, Chennai-600 035.

d. Indian Bank

Loan from Indian Bank is secured by way of

(i) First paripasu hypothecation charge of certain movable plant and machinery present and future.

(ii) Equitable mortgage of immovable properties situated at No.21, Greams Lane, off. Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet, Chennai-600 035.

e. IDBI

The loan together with all interest, costs, expenses and other monies whatsoever stipulated in this agreement shall be secured by:

(i) A first mortgage and charge in favour of the lender in a form satisfactory of all borrowers immovable properties both present and future, and

(ii) A first charge by way of hypothecation in favour of the lender of all borrowers movable (save and except book debts) including movable machinery, machinery spares , tools and accessories present and future subject to prior charges created and/or to be created in favour of borrowers bank on the borrowers stock of raw materials, consumable stores, and such other movables as may be agreed to by the lender for securing the borrowings for working capital requirements in the ordinary course of business.

f. UTI Bank

Term Loan from UTI Bank is secured by first mortgage and charge on all the company's immovable and movable properties, both present and future. The above mortgage and charge shall rank pari-passu with the charges created in favour of other lenders.

g. Bank of Bahrain and Kuwait BSC

Loan from M/s Bank of Bahrain and Kuwait BSC is secured by first paripassu hypothecation charge on entire movable fixed assets present and future and an Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai-600 006 and No.320 Mount Road, Teynampet, Chennai-600 018: both present and future ranking paripassu with the existing loans.

h. Loans & Advances from Banks are secured by hypothecation of inventories and book debts, and a second charge on specific fixed assets of the Company.

i. In Hyderabad Division Fixed Deposit receipts worth Rs. 2,296,607/- (Rs. 2,189,285/-) are under lien with the bankers for obtaining Letters of Credit and Bank Guarantees.

Apollo Health Street Ltd

(a) Term loan amounting to Rs. 26,150,004/-, Export Packing credit facility of Rs. 9,902,810/-, Short term loan Rs. 7,935,343/- and Foreign Bill Discounting Rs. 9,685,925/- from Development Credit Bank is secured by way of (a) exclusive first charge on all fixed assets of the Company both present and future, except in respect of assets covered under hire purchase loan arrangements; (b) exclusive first charge by way of hypothecation of all current assets both present and future and (c) Corporate guarantee of Apollo Hospitals Enterprises Limited

(b) Other Loans and Advances: during the year ended March 31, 2005 the Company has availed vehicle loan from ICICI Bank. The said loan is secured by way of hypothecation of the vehicle. The Company has entered into a vehicle lease agreement with GE Capital Transportation Financial Services Limited. Hire purchase loan outstanding as at March 31, 2005 include amounts payable under the said finance lease arrangement.

Unique Home Healthcare Ltd

Hire Purchase finance from ICICI Bank is secured by hypothecation of the vehicle acquired out of the loan.

Apollo Gleneagles Hospital Ltd

Secured loans as on 31.03.2005

Rupee Term Loan from	**Rs.**
IFCI Ltd	21,753,192
Industrial Development Bank of India	15,000,000
Infrastructure Development Finance Company Ltd.	483,300,000
Housing Development Finance Corporation Ltd.	605,900,000
Cash Credit Facility - Indian Bank	46,054,968
Total	1,172,008,160

(i) Rupee Term Loans are secured by first mortgage and charge on all immovable assets present and future.

(ii) Rupee Term Loans from IFCI Ltd and Industrial Development Bank of India carries zero rate of interest and are repayable on February 28, 2012 and on December 31, 2011 respectively.

(iii) Under certain circumstances of default by the Company, IFCI Ltd and Industrial Development Bank of India have an option to convert the outstanding amount of rupee term loan not exceeding 20% of the amount of the loan into fully paid up equity shares of the Company at par.

(iv) Cash Credit from Indian Bank is secured by hypothecation of current assets including book debts and also by way of second charge on the fixed assets of the hospital.

Apollo Hospitals International Ltd

Secured Loans as on 31st March 2005 Rs.

IDBI Limited	50,000,000
HDFC Limited	550,500,000
IDFC Limited	142,500,000
Total	743,000,000*

* Secured by pari passu first charge on all the assets of the Company present and future.

6. LEASES

In respect of non-cancellable operating leases

	Not later than one year (Rs.)	Later than one year and not later than five years (Rs.)	More than five year upto ten years (Rs.)
Minimum Lease Payments	41,201,908	112,207,546	103,629,604

Apollo Health Street Limited

Minimum Lease Payments	8,361,303	32,973,774	Nil

In respect of non-cancellable operating Sub-Leases

	Not Later than one year (Rs.)	Later than one year and not later than five years (Rs.)	More than five years upto ten years (Rs.)
Minimum Lease Payments	644,196	1,019,977	Nil

Apollo Health Street Limited

Recognised in Profit & Loss Account	122,224	Nil	Nil

All operating leases and sub leases are renewable after the period of agreement on mutual consent of both lessor and lessee.

Apollo Hospitals Enterprise Ltd

7. Share capital includes Rs. 20,799,300/- (2,079,930 shares of Rs. 10/- each) issued to Maxwell (Mauritius) Pte. Ltd., a Foreign Financial Institutional Investor, during the year on a preferential allotment basis at a premium of Rs 236/- per share

8. EARNINGS IN FOREIGN EXCHANGE

Particulars	2004-05 Amount (Rs.)
Hospital Division	
Hospital fees	98,463,458/-
Pharmacy Division	
Project Consultancy Services	70,698,514/-
Reimbursement of expenses	43,000,086/-
Pharmacy Sales	5,954,260/-

9. Directors travelling included in travelling and conveyance amounts to Rs. 7,662,102/-

10. **UNCLAIMED DIVIDEND:**

YEAR	AMOUNT (Rs.)
1997-98	995,832
1998-99	1,021,008
1999-00	1,576,776
2000-01	1,496,702
2001-02	1,427,365
2002-03	1,656,523
2003-04	2,144,241

The amount due and outstanding and credited to the Investor Education and Protection Fund of the Central Government, as per the provisions of Section 205A and 205C of the Company's Act, 1956, is Rs. 863,124 /-. This represents dividend and deposits remaining unclaimed for a period of 7 years from the date they became due for payment, during the year, as per Section205A and 205C of the Companies Act, 1956.

11. Income earned on currency swap transactions during the year which has been accounted for in the P&L account as interest received is Rs. 819,204/- There were outstanding unsettled contracts as on the date of Balance Sheet amounting to Rs. 2,100,000/-

12. During the current financial year no transfer has been made to the Debenture Redemption Reserve as the balance in the reserve is considered adequate to meet the liability for redemption of Debenture in the future.

13. a. Confirmation of balances from Debtors, Creditors and for Deposits are yet to be received in a few cases though the company has sent the letters of confirmation to them.

    b. Sundry Debtors represent the debt outstanding on sale of hospital services, pharmaceutical products, lease rental and project management fees and is considered good. The company holds the personal security of the debtors.

    c. Sundry Debtors and Loans and Advances shown under the head Current Assets includes the amounts due from concerns which are under the same management or in which some of the Directors are interested as Directors / Trustees, which amounts to Rs. 144,578,993/-

    d. Advances and deposits represent the advances recoverable in cash or in kind or for value to be realised. The amounts of these advances and deposits are considered good for which the company holds no security other than the debtors' personal security.

14. Previous year's expenditure included in this year's account amounts to Rs. 2,308,898/-.

15. Power Generation

    The Electricity charges incurred in respect of main hospital is net of Rs. 9,467,375/- [units qualified KWH - 1,893,475], being the rebate received from TNEB for Wind Electric Generators owned & run by the Company.

16. The Company has been exempted from disclosing the quantitative particulars that need to be given as required under paras 3(ii), (b) (c) and (d) of Part II of Schedule VI of the Companies Act, 1956.

17. There are no amounts due to Small Scale Industrial undertakings/concerns as at 31.03.2005.

18. In the process of acquiring Apollo Gleneagles Hospitals Limited (AGHL) in Kolkatta the Company had initially

invested Rs. 3 crores [0.5 crores towards equity and Rs. 2.5 crores to discharge other liabilities of AGHL of erstwhile Duncan Gleneagles Hospital Limited (DGHL)] to acquire 50.26% holding in the Company (subsequently reduced to 49%). AGHL assigned an unsecured debt of Rs. 17.6 crores existing in its books in the Company. As a measure of prudence, this amount is not recognized as an advance or investment in the books of the Company currently and will be accounted for, as and when the amount(s) are received.

19. EXPENDITURE IN FOREIGN CURRENCY **(Rs.)**

Particulars	2004-2005
a. CIF Value of Imports	
Inclusive of Machinery and Equipment, Stores and Spares and Other Consumables	201,134,766
b. Investments	NIL
c. Expenditure in foreign currency like	
Travelling Expenses, Professional Charges, Seminars & Subscriptions, Business Promotion Expenses, Advertisement, Telephone Charges and Books and Periodicals	34,135,476
d. Dividends	
(i) Amount remitted during the year in foreign currency on account of dividends	49,161,758
(ii) Non-Residents shareholders to whom remittance was made Nos.	1023
(iii) Shares held by non-resident share- holders on which dividend was paid Nos.	40,378,162

20. MANAGERIAL REMUNERATION

Apollo Hospitals Enterprise Ltd

Particulars	Rs.	Rs.
Profit before Managerial Remuneration		765,487,801
Add: Diminution in value of investments	21,363,448	
Less: Profit on sale of investments	2,569,748	18,793.700
		784,281,501
1. Managing Director's remuneration (2% of profits)		14,659,467
2. Chairman's Remuneration (5% of profits)		36,648,668
3. Remuneration to Executive directors Director - Finance: Salaries & Allowances P.F. Contribution		 1,500,000 180,000
Total		1,680,000
Director-Operations Salaries & Allowances P.F. Contribution		 1,500,000 180,000
Total		1,680,000
4. Commission to Non-Executive Directors		1,576,438

Indraprastha Medical Corporation Ltd

Remuneration to the Managerial Personnel: (Rs.)

Salary	3,335,824
Other Allowances	238,000
Perquisites	821,781

As no commission is payable to the Managing Director, the computation of net profits under section 349/350 of the Companies Act, 1956, is not being given.

Apollo Hospitals International Ltd

Managing Director's Remuneration Rs. 1,317,000/-

21. * CONSUMPTION OF MATERIALS:

Apollo Hospitals Enterprise Ltd

Particulars	Value (Rs.)	%
Total Consumption of Materials	1,058,647,140	100.00
Indigenous Materials	1,049,148,839	98.10
Imported Materials	9,498,301	0.90

* (Consumption relates to items used for medical services only.)

Apollo Hospitals International Ltd (Rs.)

Indigenous Material	31,113,000
Imported Material	NIL

Indraprastha Medical Corporation Ltd

	Rs.	%
Indigenous Materials	473,478,608	95.21
Imported Materials	23,833,429	4.79

22. Audit Expenses (Rs.)

Audit Fees	3,315,755
Tax Audit	622,301
Other Services	982,340
Expenses	185,748
Total	5,106,144

23. In respect of the Income Tax claims of Rs. 46,129,928/- by the Income Tax Department, the amount is under contest.

24. (i) Share Capital account includes Rs. 154,320/-, being the value of shares allotted to shareholders of the erstwhile Deccan Hospital Corporation Limited, which is subject to the approval of the Reserve Bank of India. The dividend of Rs. 169,752/- also requires the approval of Reserve Bank of India.

(ii) National Saving Certificates shown under investments are given as security to the Chief Ration Officer, Government of Andhra Pradesh.

25. The net difference in Foreign Exchange (the difference between the spot rates on the dates of the transactions, and the actual rates at which the transactions are settled) amounting to Rs. 3,127,979/- has been adjusted to the Profit and Loss Account, which is in conformity to the Accounting Standard 11 on 'Accounting for the effects of changes in Foreign Exchange rates' issued by the Institute of Chartered Accountants of India. Amount adjusted to the cost of fixed assets on account of exchange differences is by Rs. 229,938/-

26. OTHERS

Indraprastha Medical Corporation Ltd

a) The appeal filed by the company against assessment of property tax by MCD, has been decided by the Additional District Judge, Delhi on 17th April, 2004 remanding the case to MCD for reassessment on the basis of directions set out in the said order.

The Company has provided Rs. 83,693,078/- against property tax liability up to 31st March 2004. The Company has been advised by their legal counsel that on the basis of facts and the directions given by the Honourable Judge, the Company's liability is not likely to exceed the amount provided for the said liability in the books of account.

Further the company has provided Rs. 5,482,786/- against property tax liability for the year ended 31st March, 2005 as per unit area method of calculating the property tax.

b) Under the terms of the agreement between the Government of NCT of Delhi and the company, the Hospital project of the company has been put up on the land belonging to Government of NCT of Delhi. The Government of NCT of Delhi is committed to meet the expenditure to the extent of Rs. 154,780,000/- out of IMCL Building fund account (funds earmarked for the period) together with the interest thereon for construction of definite and designated buildings while the balance amount of the cost of the building will be borne by the Company. As at 31st March, 2005, the aforesaid fund, together with interest thereon amounting to Rs. 192,357,946/- have been utilized towards progress payments to contractors, advances to contractors, payments for materials, etc. The ownership of the building between Government of NCT of Delhi and the company will be decided at a future date keeping in view the lease agreement.

c) Capital work-in-progress Rs. 12,204,970/- pertains to the expenditure incurred by the company on setting up a Hospital on land owned by the Noida Authority (U P). The necessary rights in respect of the same land are in the process of being transferred/assigned in the name of the company.

Apollo Health Street Ltd

d) Material events that occurred after the Balance Sheet date

AHSL has entered into an agreement with (a) M/s. Eliza Holdings and (b) Maxwell (Mauritius) Pte. Ltd for issue of 4,050,000 equity shares of Rs. 10/- each aggregating to Rs. 40,500,000/-. Issue of equity shares to the above investors would result in change in shareholding of Apollo Hospital Enterprise Limited in the Company from 73.407% at March 31, 2005 to 48.300%.

Apollo Gleneagles Hospital Ltd

e) The Company's accumulated losses at the year end have exceeded its net worth as on that date. However, these accounts have been prepared on their assumption that it will be able to continue as a going concern considering the financial and technical support from its promoters, expected growth in its performance and profitability in future years.

f) Buildings of Rs. 18,843,417/- (Net) pertaining to diagnostic center at Gariahat include the cost of land pending allocation/ ascertainment of cost attributable there against.

g) During the period property tax of Rs. 8,500,000/- pending final assessment of the value of hospital premises, have been provided in these accounts on the basis of management's estimate. Necessary adjustments in this respect will be carried out on final determination of the liability in this respect.

h) Current year figures are not comparable as the hospital project has commenced operations in the previous year with effect from 20th November 2003. Previous year figures have been regrouped / rearranged wherever considered necessary.

AB Medical Centres Ltd

i) The Share Capital includes a sum of Rs. 900,000/- allotted for consideration other than cash.

27. CONSOLIDATED SEGMENT REPORTING

Particulars	31.03.2005 Rs in million	31.03.2004 Rs in million
1. Segment Revenue (Net sales / Income from each Segment)		
a) Hospitals	6,322	5,145
b) Others	314	275
Sub - Total	6,636	5,420
Less : Intersegment Revenue	15	-
Net sales / Income from operations	6,621	5,420
2. Segment Results (Profit / (Loss) before Tax and interest from each segment)		
a) Hospitals	917	706
b) Others	0	20
Sub - Total	917	726
Less : (i) Interest (Net)	242	222
(ii) Other un-allocable expenditure net of un-allocable income	147	-
Profit Before Tax	528	504
Less :		
(i) Current tax	231	132
(ii) Deferred tax	(27)	86
Profit after tax	324	286
3. Segment assets		
a) Hospitals	7,507	6,784
b) Others	262	210
c) Unallocated assets	422	340
Total	8,191	7,334
4. Segment liabilities		
a) Hospitals	3,759	3,903
b) Others	202	138
c) Unallocated liabilities	908	783
Total	4,869	4,824
5. Segment capital employed		
a) Hospitals	3,748	2,881
b) Others	60	72
c) Unallocated capital employed	(486)	(443)
Total	3,322	2,510

Particulars	31.03.2005 Rs in million	31.03.2004 Rs in million
6. Segment capital expenditure incurred		
a) Hospitals	1,605	1,066
b) Others	31	32
Total	1,636	1,098
7. Segment Depreciation		
a) Hospitals	297	261
b) Others	14	11
Total	311	272
8. Segment Non-cash expenditure		
a) Hospitals	38	43
b) Others	2	1
Total	40	44

28. RELATED PARTY TRANSACTIONS:

Name of the Related Party	Nature of Relationship	Nature of Transaction	Current Year Figures(Rs.)
Parent Company			
Dr. Prathap. C.Reddy	Key Management Personnel (Chairman)	Remuneration Paid	36,648,668
Ms. Preetha Reddy	Key Management Personnel (Managing Director)	Remuneration Paid	14,659,467
Ms. Suneeta Reddy	Key Management Personnel (Director-Finance)	(a) Salary and Allowances (b) Contribution to PF	1,500,000 180,000
		TOTAL	1,680,000
Ms. Sangita Reddy	Key Management Personnel (Director-Operations)	(a) Salary and Allowances (b) Contribution to PF	1,500,000 180,000
		TOTAL	1,680,000
Mr. P. Obul Reddy	Relative of Key Management Personnel (Director)	(a) Sitting fees (b) Commission	50,000 150,000
		TOTAL	200,000
Mr.C.D.D.Reddy	Key Management Personnel	Remuneration paid during the year	1,316,560
Associate Company (IMCL)			
Ms. Anne Marie Moncure	Key Management Personnel	Remuneration to Managing Director	3,650,000
Mr. V J Chacko	Key Management Personnel	Remuneration to Executive Vice President	1,437,000

29. CALCULATION OF EARNINGS PER SHARE:

Particulars	31.03.2005
Profit after Minority interest, Share in associates and preference dividend (A) (Rs.)	384,176,053
Weighted Average number of equity shares (B) (Nos)	40,595,692
Basic and diluted earnings per Rs.10 share(A/B)	9.46

30. The deferred tax for the year debited to the profit and loss account of the group comprises of :

Deferred tax liability for the year = Rs. 1,404,561/-

Deferred tax asset for the year = Rs. 28,456,132/-

The accumulated deferred tax liability/(asset) of the group as on 31.03.2005 comprises of :

On account of depreciation = Rs. 429,109,642/-

On account of unabsorbed losses = Rs. (28,649,083/-)

On account of DRE = Rs. 109,208,429/-

31. Figures of the current year have been rounded off to the nearest rupee.

32. Figures of the current year are not comparable with that of previous year due to non inclusion of accounts of Universal Quality Services LLC.

33. All figures in the Notes with respect to Subsidiaries, Joint Ventures and Associates are gross figures as detailed in their independent notes to accounts and not adjusted as per the requirements of Accounting Standard 21-Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investment in Associates in Consolidated Financial Statements and Accounting Standard 27 - Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India (ICAI).

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 23rd May 2005

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors
Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Consolidated

Cash Flow Statement for the year ended 31st March 2005

		31.03.2005		31.03.2004	
		Rs.	Rs.	Rs.	Rs.
A	**Cash Flow from operating activities**				
	Net profit before tax and extraordinary items		527,632,693		504,016,518
	Adjustment for:				
	Depreciation	311,314,799		271,611,214	
	Profit on sale of assets	-		(1,418,726)	
	Profit on sale of investments	(2,569,748)		(2,286,638)	
	Loss on sale of units	-		137,093	
	Loss on sale of assets	1,765,467		2,543,158	
	Interest paid	242,435,354		222,108,222	
	Misc. Exp. written off	39,936,292		44,349,938	
	Provision for bad debts	8,344,637		3,817,519	
	Impairment gain	(9,006,609)		-	
	Foreign exchange gains			(25,664,482)	
	Interest & Dividend received	(13,645,006)		(13,214,171)	
	Diminution in value of current Investments	94,143,630		22,982,538	
			672,718,815		524,965,665
	Operating profit before working capital changes		1,200,351,508		1,028,982,183
	Adjustment for:				
	Trade or other receivables	(189,665,409)		(76,335,857)	
	Inventories	(32,534,475)		(63,202,577)	
	Trade payables	(14,558,622)		39,564,692	
	Others	(73,504,102)		55,286,250	
			(310,262,608)		(44,687,492)
	Cash generated from operations		890,088,900		984,294,691
	Interest paid		(261,045,293)		(223,661,573)
	Taxes paid		(203,578,154)		(169,170,163)
	Cash flow before extraordinary items		425,465,453		591,462,955
	Adjustments for Misc.Exp.written off		(16,797,860)		(22,901,600)
	Prior period expenses		(2,786,773)		(3,030,582)
	Net cash from operating activities		405,880,820		565,530,773
B	**Cash flow from Investing activities**				
	Purchase of fixed assets		(604,306,808)		(1,097,846,832)
	Purchase of investments		(234,395,977)		(5,169,272)
	Sale of investments		12,338,696		35,735,721
	Sale of fixed assets		1,769,777		43,574,520
	Interest & Dividend received		13,645,006		24,315,867
	Net cash used in Investing activities		(810,949,305)		(999,389,996)

	31.03.2005		31.03.2004	
	Rs.	Rs.	Rs.	Rs.
C Cash flow from financing activities				
Membership fees		286,500		351,000
Proceeds from issue of share premium		490,863,480		
Proceeds from issue of share capital		20,799,300		120,000,000
Proceeds from long term borrowings		393,609,389		685,017,102
Proceeds from short term borrowings		62,784,724		230,816,081
Repayment of loans		(392,449,357)		(551,008,830)
Dividend paid		(138,315,408)		(118,556,064)
Net cash from financing activities		437,578,628		366,619,289
Net increase in cash and cash equivalents (A+B+C)		32,510,143		(67,239,934)
Cash and cash equivalents (opening balance)		252,139,700		319,379,634
Cash and cash equivalents (Closing balance)		284,649,843		252,139,700
Cash and Cash Equivalents comprise of:				
Cash Balances		12,713,098		14,053,434
Bank Balances		271,936,745		238,086,266
Total		284,649,843		252,139,700

Notes :

1. Previous year figures have been regrouped wherever necessary
2. Figures in bracket represent outflow

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 23rd May 2005

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Statement pursuant

to Section 212 of the Companies Act, 1956, relating to the Subsidiary Companies

Name of the Subsidiary Company	Unique Home Health Care Ltd	AB Medical Centres Ltd	Apollo Health & Lifestyle Ltd	Apollo Hospitals International Ltd	Apollo Health Street Ltd
Financial Year of the subsidiary ended on	31-Mar-2005	31-Mar-2005	31-Mar-2005	31-Mar-2005	31-Mar-2005
Date from which it become subsidiary	05-Sep-1998	19-Jul-2001	12-Dec-2002	20-Jun-2001	20-Nov-2000
Shares of subsidiary company held on the above date and extent of holding					
i) Equity Shares	823,012	16,800	1,500,000	22,330,000	6,100,000
ii) Extent of Holding (%)	100	100	100	55.35	73.41
Net aggregate amount of profits/(losses) of the subsidiary for the above financial year so far as they concern members of Apollo Hospitals Enterprise Limited					
i) Dealt with	NA	NA	NA	NA	NA
ii) Not Dealt with	1,264,779	2,406,562	(664,719)	(55,317,843)	(73,866,057)
Net aggregate amount of profits/(losses) of the subsidiary for previous financial year as far as it concerns members of Apollo Hospitals Enterprise Limited					
i) Dealt With	NA	NA	NA	NA	NA
ii) Not Dealt With	504,570	3,997,096	5,903,168	-	(15,448,960)

For and on behalf of the Board of Directors

Place: Chennai
Date: 23rd May 2005

S K Venkataraman
Chief Financial Officer &
Company Secretary

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Disclosure of Information Relating to Subsidiary Companies

(Pursuant to approval by Ministry of Company Affairs Under Section 212 (8) of the Companies Act, 1956 for the year ended 31st March 2005)

(Rs. in Million)

Particulars	UHHCL	ABMCL	AHLL	AHIL	AHSL
Financial Year Ended	31-Mar-05	31-Mar-05	31-Mar-05	31-Mar-05	31-Mar-05
Country of Incorporation	India	India	India	India	India
Share Capital	8.23	16.80	15.00	403.46	83.10
Reserves	4.40	0.18	-	90.00	(1.48)
Loan Funds	0.16	16.81	42.99	743.00	103.65
Current Liabilities & Provisions	2.12	0.25	31.44	54.09	67.19
Minority Interest	-	-	-	-	0.68
Deferred Tax Liability	0.16	-	-	-	2.50
Total Liabilities	**15.07**	**34.04**	**89.43**	**1290.55**	**255.64**
Net Fixed Assets	0.92	7.72	4.46	1173.52	54.47
Net Intangible Assets	-	-	24.91	-	21.65
Investments	8.14	-	2.50	-	-
Current Assets, Loans & Advances	6.00	14.21	35.42	33.78	103.01
Debit Balance in Profit & Loss A/c.	-	11.25	22.14	55.32	73.87
Miscellaneous Expenditure	0.01	-	-	0.14	2.64
Deferred Tax Asset	-	0.86	-	27.79	-
Total Assets	**15.07**	**34.04**	**89.43**	**1290.55**	**255.64**
Revenue / Income	6.02	7.24	62.30	52.34	245.43
Profit / (Loss) before Taxation	**1.99**	**5.90**	**(0.66)**	**(83.11)**	**(18.80)**
Provision for Taxation - Current	0.70	3.27	-	-	5.54
- Deferred	0.03	0.22	-	27.79	(0.66)
Profit / (Loss) after Taxation	**1.26**	**2.41**	**(0.66)**	**(55.32)**	**(23.68)**
Proposed Dividend	-	-	-	-	-
Details of Investments					
Quoted - Non Trade - Current	0.64	-	-	-	-
Quoted - Non Trade - Long Term	-	-	-	-	-
Unquoted - Subsidiaries	-	-	-	-	-
Unquoted - Non Trade - Others	7.50	-	2.50	-	-
Total Investments	**8.14**	-	**2.50**	-	-

Legend

UHHCL: Unique Home Health Care Ltd

ABMCL: A.B. Medical Centres Ltd

AHLL: Apollo Health & Lifestyle Ltd.

AHIL: Apollo Hospitals International Ltd.

AHSL: Apollo Health Street Ltd. (AHSL ceased to be a subsidiary of the Company w.e.f.April 19, 2005.)

FOR THE KIND ATTENTION OF SHAREHOLDERS

a. Shareholders / Proxy holders attending the meeting should bring the Attendance slip to the meeting and hand over the same at the entrance duly signed.

b. Shareholders / Proxy holders attending the meeting are requested to bring the copy of the Annual Report for reference at the meeting.